SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

INTERNATIONAL COAL GROUP, INC.

(Name of Subject Company)

INTERNATIONAL COAL GROUP, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45928H106

(CUSIP Number of Class of Securities)

Roger L. Nicholson, Esq.

Senior Vice President, Secretary and General Counsel

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

(304) 760-2400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Randi L. Strudler, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is International Coal Group, Inc., a Delaware corporation (“ICG” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive office is 300 Corporate Centre Drive, Scott Depot, West Virginia 25560. The telephone number of the Company’s principal executive office is (304) 760-2400.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of the Company (the “Common Stock”). As of May 12, 2011, there were 204,175,202 shares of Common Stock outstanding.

Item 2.	Identity and Background of the Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.” The Company’s website is http://www.intlcoal.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated by reference herein and should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Atlas Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Arch Coal, Inc., a Delaware corporation (“Parent” or “Arch”), to purchase all of the issued and outstanding shares of Common Stock (“Shares”), at a price of $14.60 per Share (the “Offer Price”), payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 16, 2011. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 2, 2011, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement also provides that following the completion of the Offer and satisfaction of certain customary conditions, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Upon completion of the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (excluding those Shares that are held by (i) Parent, Purchaser, the Company and their respective subsidiaries and (ii) stockholders of the Company who properly exercised their appraisal rights under the Delaware General Corporation Law (“DGCL”)) will be converted into the right to receive the Offer Price.

Completion of the Offer is subject to several conditions, including: (i) that a majority of the Shares outstanding (generally determined on a fully diluted basis) be validly tendered and not validly withdrawn prior to the expiration of the Offer; (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) the absence of a material adverse effect on the Company; (iv) the expiration of a 20 business day marketing period beginning 10 business days after delivery of certain required financial information to be provided to Parent by the Company; and (v) other customary conditions. The Offer is not subject to a financing condition.

The Merger Agreement and the terms of the Offer are summarized in additional detail in Sections 1 “Terms of the Offer,” 11 “Background of the Offer; Contacts with ICG” and 13 “The Transaction Documents” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at One CityPlace Drive, Suite 300, St. Louis, Missouri 63141 and the telephone number at the principal executive offices is (314) 994-2700.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, the Information Statement (“Information Statement”) attached as Exhibit (a)(1)(C) and Annex I to this Schedule 14D-9 and incorporated by reference herein, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right to designate persons to serve on the Company’s board of directors (the “Company Board,” the “Board” or the “Board of Directors”) representing at least a majority of the Company Board after the completion of the Offer.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

In considering the recommendation of the Company Board set forth in Item 4 below under the heading “Recommendation of the Company Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally and that may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3, please also see the Information Statement, which is incorporated herein in its entirety under the headings “Certain Relationships and Related Person Transactions”; “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”; “Director Compensation in Fiscal 2010”; “Compensation Discussion and Analysis”; “Summary Compensation Table”; “Grants of Plan-Based Awards in Fiscal 2010”; “Outstanding Equity Awards at Fiscal 2010 Year-End”; “Option Exercises and Stock Vested in Fiscal 2010”; “Potential Payments and Benefits Upon Termination of Employment” and “Potential Payments Upon Termination in 2011.”

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company (and their affiliates) who own Shares tender their Shares for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 14, 2011, the directors and executive officers of the Company will beneficially own, in the aggregate, 17,735,648 Shares. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and their affiliates) would receive an aggregate of $239,133,737.50 in cash, without interest, subject to any applicable withholding taxes. For a description of the treatment of stock options, restricted stock and restricted stock units awards held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options, Restricted Shares and Restricted Share Units.”

The following table sets forth the cash consideration that each executive officer, non-employee director and their affiliates would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser assuming the Offer is completed on June 14, 2011.

Name	Shares	Consideration Payable in Respect of Shares ($)
V. Prem Watsa(1)	22,577,788	$329,635,705
WL Ross Group, L.P.(2)	12,268,723	$179,123,356
Joseph R. Beckerle	89,403	$988,228
Bennett K. Hatfield	1,906,942	$19,794,154
Phillip Michael Hardesty	401,164	$4,301,805
Bradley W. Harris	370,346	$4,243,582
Oren Eugene Kitts	423,851	$4,523,035
Samuel R. Kitts	423,851	$4,523,035
Roger L. Nicholson	421,399	$4,487,236
Gary A. Patterson	141,794	$1,562,332
William Scott Perkins	424,346	$4,530,262
Charles G. Snavely	401,894	$4,312,463
Cynthia B. Bezik	99,469	$1,452,247
Maurice E. Carino, Jr.	54,561	$796,591
William J. Catacosinos	50,561	$738,191
Stanley N. Gaines	70,561	$1,030,191
Samuel A. Mitchell	85,561	$1,249,191
Wilbur L. Ross, Jr.(2)	12,268,823	$179,124,756
Wendy L. Teramoto	50,561	$738,191

(1)	Based on information contained in a report on Schedule 13D filed with the SEC on May 3, 2011. Mr. V. Prem Watsa, 1109519 Ontario Limited (“1109519”), The Sixty Two Investment Company Limited (“Sixty Two”), 810679 Ontario Limited (“810679”) and Fairfax Financial Holdings Limited (“Fairfax”) beneficially share voting and dispositive powers. Odyssey Reinsurance Company formerly named Odyssey America Reinsurance Corporation (“Odyssey America”), Clearwater Insurance Company (“Clearwater”), TIG Insurance Company (“TIG”), Wentworth Insurance Company Ltd. (“Wentworth”) and nSpire Re Limited (“nSpire”) beneficially own 10,483,840, 1,405,125, 5,930,229, 1,185,600 and 3,572,994 shares, respectively, with shared voting and dispositive powers. V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, Odyssey America, Clearwater, TIG, Wentworth and nSpire disclaim beneficial ownership of the shares of common stock. The address for V. Prem Watsa, 1109519, 810679 and Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7; the address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3; the address of Odyssey America and Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902; the address of TIG is 250 Commercial Street, Suite 500, Manchester, NH 03101; the address of Wentworth is Building #2 — Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados; the address of nSpire is First Floor, 25-28 Adelaide Road, Dublin 2, Republic of Ireland.
(2)

Based on information contained in a report on Schedule 13D filed with the SEC on May 3, 2011. Represents 2,859,927 shares held directly by WLR Recovery Fund L.P. (“Fund I”), 7,634,294 shares held directly by

WLR Recovery Fund II, L.P. (“Fund II”), 1,774,502 shares held directly by WLR Recovery Fund III, L.P. (“Fund III”) and 100 shares held directly by Wilbur L. Ross, Jr. WLR Recovery Associates LLC is the general partner of Fund I. WLR Recovery Associates II LLC is the general partner of Fund II. WLR Recovery Associates III LLC is the general partner of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates II LLC. Wilbur L. Ross, Jr., one of our directors, is the managing member of El Vedado, LLC, which is the general partner of WL Ross Group, L.P. Accordingly, Mr. Ross, El Vedado, LLC, WL Ross Group, L.P., Fund I, Fund II, Fund III, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, and WLR Recovery Associates III LLC can be deemed to share voting and dispositive power over the shares held directly by Fund I, Fund II and Fund III. Mr. Ross disclaims beneficial ownership over these shares. The address for WL Ross Group, L.P. is 1166 Avenue of the Americas, New York, New York 10036, Attn: Wendy L. Teramoto and the address for Mr. Ross is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401.

Merger Agreement

Effect of the Merger on Stock Options, Restricted Shares and Restricted Share Units

All stock options of the Company that vest in connection with the consummation of the tender offer, along with all unexercised stock options of the Company that were already vested, will be cashed-out. In exchange for each stock option, the holder will receive an amount equal to the excess, if any, of the amount paid for each share of the Company’s common stock over the exercise price of the stock option. Holders of outstanding stock options will receive this cash payment, without interest, within 15 business days following the consummation of the tender offer. With respect to any stock option of the Company that has an exercise price equal to or greater than the offer price of $14.60 per share, the Company will cancel such stock option without payment of any consideration or payment in respect thereof. All restricted shares of the Company whose restrictions lapse in connection with the consummation of the tender offer, along with all outstanding restricted shares of the Company whose restrictions had previously lapsed, will be converted into a right to receive $14.60 per share, which is the same amount payable in exchange for each Share. Holders of restricted shares of the Company will receive this cash payment, without interest, within 15 business days following the consummation of the tender offer. All restricted share units of the Company that vest in connection with the consummation of the tender offer, along with all outstanding restricted share units of the Company that were already vested, will be converted into the right to receive $14.60 per share, which is the same amount payable in exchange for each Share. Holders of restricted share units of the Company will receive this cash payment in accordance with the terms of the applicable restricted share unit of the Company.

Potential Payments Upon Change in Control

Employment Agreement and Amended and Restated Executive Severance Plan

See “Item 8. Additional Information — Information Regarding Golden Parachute Compensation” below.

Non-Management Director Compensation

The following table sets forth the compensation paid to each of the Company’s non-management directors during the fiscal year ended December 31, 2010:

DIRECTOR COMPENSATION FOR FISCAL YEAR ENDED DECEMBER 31, 2010

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(8)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wilbur L. Ross, Jr.	61,200	(1)	50,000	—	—	—	—	111,200
Cynthia B. Bezik	53,400	(2)	100,000	—	—	—	—	153,400
Maurice E. Carino, Jr.	75,600	(3)	50,000	—	—	—	—	125,600
William J. Catacosinos	91,800	(4)	50,000	—	—	—	—	141,800
Stanley N. Gaines	93,400	(5)	50,000	—	—	—	—	143,400
Samuel A. Mitchell	85,200	(6)	50,000	—	—	—	—	135,200
Wendy L. Teramoto	67,600	(7)	50,000	—	—	—	—	117,600

(1)	Represents annual director fee of $50,000 and attendance fees of $11,200.
(2)	Ms. Bezik elected to receive her 2010 annual retainer in Company stock. The quarterly director fee of $12,500 was divided by the closing stock price on the last day of the quarter, or if such day was not a trading day, the next following trading day. The shares issued were: 2,735 shares on April 1, 2010, 3,247 shares on July 1, 2010, 2,350 shares on October 1, 2010 and 1,615 shares on January 3, 2011. She also received attendance fees of $38,400 and an annual committee chair retainer of $15,000.
(3)	Represents annual director fee of $50,000 and attendance fees of $25,600.
(4)	Represents annual director fee of $50,000, attendance fees of $36,800 and an annual committee chair retainer of $5,000.
(5)	Represents annual director fee of $50,000, attendance fees of $38,400, and an annual committee chair retainer of $5,000.
(6)	Represents annual director fee of $50,000 and attendance fees of $35,200.
(7)	Represents annual director fee of $50,000 and attendance fees of $17,600.
(8)	Each non-employee director was issued 12,165 restricted share units on February 23, 2010. This amount reflects the grant date fair value of the restricted share units which must be settled in shares of common stock. The dollar amount associated with all outstanding restricted share unit awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2010 in accordance with ASC 718 was $350,000. For further details on the assumptions used in the valuation of these awards, see Note 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Director and Officer Indemnification and Insurance

The Company has included in its Second Amended and Restated Certificate of Incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. The Company’s Third Amended and Restated Bylaws (the “Bylaws”) also provide for indemnification of present and former directors and officers. Copies of the Charter and Bylaws are filed as Exhibits (e)(16) and (e)(17), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Section 102(b)(7) of the DGCL allows a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director (i) for any breach in the director’s duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of a dividend or approval of a stock repurchase in violation of Delaware law, or (iv) for any transaction from which the director derived an improper personal benefit. Section 145 of the DGCL provides that a corporation has the power to indemnify current and former directors, officers, employees or agents of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses incurred and amounts paid in connection with an action or proceeding to which the person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its Bylaws provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company has entered into indemnification agreements (the “Indemnification Agreements”) with each of its directors, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the Indemnification Agreements is qualified in its entirety by reference to the forms of the Indemnification Agreements filed as Exhibit (e)(12) to this Schedule 14D-9 and incorporated by reference herein.

Pursuant to the Merger Agreement, each of Parent and the Surviving Corporation agreed that all rights to indemnification including, advancement and reimbursement of expenses and exculpation from liability relating to, resulting from or arising out of (i) acts or omissions occurring at or prior to the time promptly after Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Appointment Time”) and (ii) Claims (as defined below) existing as of the date of the Merger Agreement in favor of the current or former directors, officers, employees, agents or fiduciaries with respect to any employee benefit plan of the Company and the Company subsidiaries (together with any affiliates named in certain existing litigation, the “Indemnified Parties”) as provided in (i) their respective certificates of incorporation, bylaws (or comparable organizational documents), and (ii) indemnification or other agreements that contain indemnification agreements, as in effect on the date of the Merger Agreement and that have been made available to Parent prior to the date of the Merger Agreement (collectively, the “Other Legal Contract Indemnity Rights”) will be assumed by the Surviving Corporation without further action, as of the Effective Time, and will survive the Merger and will continue in full force and effect in accordance with their terms and such rights may not be amended, or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

Without limiting the generality or effect of the foregoing or any Other Legal Contract Indemnity Rights, in the event of any threatened or actual claim, action, suit, proceeding, investigation, judgment or settlement (a “Claim”), whether civil, criminal or administrative in which any Indemnified Party has been, or is threatened to be, made a party, relating to, resulting from, or arising out of any act or failure to act by any Indemnified Party in respect of any event or circumstance involving the Company, any Company subsidiary or their respective business, from and after the Appointment Time, each of Parent and the Surviving Corporation, on behalf of themselves and their respective subsidiaries, will indemnify to the fullest extent permitted by law and also hold harmless, any Indemnified Party against any losses, claims, damages, liabilities, judgments, amounts paid in settlements, penalties and any amount owing or paid in connection with any claim already asserted or threatened and thereafter asserted, in each case, whether joint or several, including costs, expenses attorney’s fees, disbursements, supersedes bonds expert and all other necessary fees and expenses, in advance of the final disposition of any Claim to each Indemnified Party, and, arising out of, or pertaining to (A) the fact that such an Indemnified Party was a director (including in a capacity as a member of any committee of the Board of Directors of the Company), officer, employee or agent of the Company, any Company subsidiaries or any of their respective predecessors, a fiduciary with respect to any employee benefit plan maintained by any of the foregoing, prior to the Effective Time, or (B) the Merger Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time. Each Indemnified Party will be entitled to be represented by counsel of his, her or its choosing at the expense of the Surviving Corporation in any Claim, and the fees, disbursements and other charges of whom (or of any other expert retained in respect of any Claim) will be paid in advance or reimbursed (at the sole election of the Indemnified Party) by Parent and the Surviving Corporation. As between the Indemnified Parties, on the one hand, and Parent and the Surviving Corporation, on the other hand, Parent and the Surviving Corporation will have the sole liability for any losses, claims, damages, liabilities, in each case, whether joint or several, or expenses of any nature under any theory from any Indemnified Party in connection with any Claim relating to the existing litigation or any cost or expenses paid, reimbursed or incurred hereunder and by the Merger Agreement and will discharge any and all obligations that any Indemnified Party may have in any existing litigation. Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification has been or could be sought by an Indemnified Party hereunder or under any Other Legal Contract Indemnity Rights, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability related to, resulting from or arising out of any Claim, including any existing litigation, or the events giving rise thereto, unless such Indemnified Party otherwise consents, in its sole discretion, in writing to such settlement, compromise, or consent. Parent, the Surviving Corporation and the applicable Indemnified Parties will cooperate with each other in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s indemnification obligations related to claims already asserted and/or threatened and asserted hereafter shall continue until the final disposition of any such Claim.

The Merger Agreement further provides that, for six years after the Effective Time, the Surviving Corporation will maintain in effect directors’ and officers’ liability insurance covering acts or omissions occurring prior to the Effective Time with respect to Indemnified Parties providing such coverage to the Indemnified Parties as “insureds” on terms with respect to such coverage and amount no less favorable than those of such current insurance coverage; provided, however, that (i) in no event will Parent or the Surviving Corporation be required to expend in any one year an amount in excess of 350% of the annual premiums currently paid by the Company for such insurance, (ii) if the annual premiums of such insurance coverage exceed such amount, Parent will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount, and (iii) at Parent’s option in lieu of the foregoing insurance coverage, the Surviving Corporation may purchase “tail” insurance coverage that provides similar coverage in all material respects to the coverage described above. The Surviving Corporation will cooperate with the Indemnified Parties, at the sole expense of Parent and the Surviving Corporation, in pursuing recoveries under any such insurance for the benefit of the Indemnified Parties, including if determined to be appropriate by an Indemnified Party, commencing litigation to recover under any such policy of insurance.

Tender and Voting Agreements

In connection with the parties’ entry into the Merger Agreement, (i) certain affiliates of WL Ross & Co. LLC who collectively own approximately 6% of the outstanding stock of the Company have entered into a tender and voting agreement with Parent and Purchaser and (ii) certain affiliates of Fairfax Financial Holdings Limited who collectively own approximately 11% of the outstanding stock of the Company have entered into a tender and voting agreement with Parent and Purchaser (each, a “Tender and Voting Agreement” and collectively, the “Tender and Voting Agreements”) pursuant to which they have agreed to, among other things, tender their Shares of the Company’s common stock into the Offer and vote their Shares of the Company’s common stock in favor of adopting the Merger Agreement, if applicable. The stockholder parties to the Tender and Voting Agreements have agreed to comply with certain restrictions on the disposition of such shares, subject to the terms and conditions contained therein. Pursuant to their terms, the Tender and Voting Agreements will terminate upon the earlier of (i) notice of the termination of the Merger Agreement, (ii) a change in recommendation by the Board of Directors, (iii) the termination or expiration of the Offer, without any shares being accepted for payment, and (iv) the consummation of the Merger.

This summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreements, which are filed as Exhibits (a)(1)(I) and (a)(1)(J) hereto and are incorporated herein by reference.

Arrangements between the Company and Parent

Merger Agreement

The summary of the Merger Agreement contained in Sections 1 “Terms of the Offer” and 13 “The Transaction Documents” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 “Conditions to the Offer” of the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein to provide information regarding its terms. The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company.

Non-Disclosure Agreement

The Company and Parent entered into a non-disclosure agreement (the “Non-Disclosure Agreement”) dated as of February 25, 2011 in connection with the consideration of a possible negotiated transaction involving the Company. Under the Non-Disclosure Agreement, the parties agreed, subject to certain exceptions, to keep confidential and not disclose any non-public information concerning the Company. On March 15, 2011, the Company and Parent entered into a standstill agreement that, among other things, prohibited either party from initiating an unsolicited offer to acquire the other party’s stock or solicit proxies with respect to the other party’s voting securities. This summary of the Non-Disclosure Agreement and the standstill agreement is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement and the standstill agreement, a copy of which is filed as Exhibit (e)(2) and Exhibit (e)(3), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board

After careful consideration by the Company Board, including a thorough review of the terms and conditions of the Offer in consultation with the ICG’s financial and legal advisors, at a meeting of the Company Board held on May 1, 2011, the Board unanimously: (i) determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders; and (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The Company Board hereby unanimously recommends that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, to the extent necessary, adopt the Merger Agreement.

A copy of a joint press release, dated May 2, 2011, issued by the Company and Parent, announcing the Offer and the Merger, is filed as Exhibit (a)(1)(D) to this Schedule 14D-9 and incorporated by reference herein.

Background of the Offer; Reasons for the Company Board’s Recommendation

Background of the Offer

As part of the ongoing oversight and management of ICG and their strategy for enhancing shareholder value, the Board and management have regularly discussed and evaluated various strategic alternatives involving possible business combinations, joint ventures and other possible strategic transactions and in 2010 had preliminary discussions with a number of parties relating to these matters. Those discussions did not proceed past preliminary stages.

On February 4, 2011, Bennett K. Hatfield, ICG’s President and Chief Executive Officer called John W. Eaves, Arch’s President and Chief Operating Officer, to discuss a possible asset swap transaction between Arch and ICG. During that conversation, they discussed the possibility of a strategic transaction between ICG and Arch. Mr. Hatfield told Mr. Eaves that he would discuss this possibility with the ICG Board at its regular meeting on February 23.

Mr. Hatfield and Mr. Eaves subsequently arranged for a call on February 21, 2011 to discuss potential synergies in a possible strategic transaction. Later in February, a representative of UBS spoke to Steven Leer, Arch’s Chairman and Chief Executive Officer, to explore possibilities for a strategic transaction between Arch and ICG.

In light of this development and an upcoming Board meeting, Mr. Hatfield contacted the Chief Executive Officer of Company A to discuss a possible strategic transaction, but was unable to reach him. In addition, following up on a Company B approach to Mr. Hatfield in early February, Mr. Hatfield and the Chief Executive Officer of Company B spoke on February 18, 2011, and scheduled a teleconference for February 21, at which representatives of Company B and ICG exchanged information and discussed a possible strategic transaction on a preliminary basis.

At a Board meeting on February 23, 2011, Mr. Hatfield reviewed with the Board conditions in the coal industry generally, various recent business combination transactions in the coal industry and ICG’s prospects as an independent company. Mr. Hatfield discussed with the Board during an executive session the status of discussions with Arch, Company A and Company B and indicated that he believed that Company C (based upon prior unsolicited contacts in March 2010 and early February 2011) might have an interest in a business combination transaction with ICG. The Board instructed management to continue exploratory discussions with the parties with which ICG had confidential preliminary discussions and other parties who might be reasonably expected to have an interest in pursuing such discussions, including Company C. The Board also formally authorized ICG to engage UBS as ICG’s financial advisor to assist in this process.

On February 25, 2011, Mr. Hatfield spoke with the Chief Executive Officer of Company C and made plans for further discussions in early March. Arch and ICG then entered into a confidentiality agreement dated February 25 (which was subsequently supplemented on March 15 to include customary standstill provisions) and on February 28, arrangements were made for providing Arch confidential information relating to ICG’s business and prospects.

On March 1, 2011, Mr. Hatfield met with representatives of Arch to discuss the business and prospects of ICG. At the meeting, the Arch representatives indicated that Arch continued to be interested in pursuing a possible strategic transaction with ICG. At an industry conference on March 3, Mr. Hatfield met with the Chief Executive Officer of Company C to further explore a possible strategic transaction between ICG and Company C. On March 7, the Chief Executive Officer of Company C informed Mr. Hatfield that Company C continued to be interested in pursuing such a possible strategic transaction.

On March 3, 2011, representatives of UBS arranged to meet with representatives of Company B on March 8. At that meeting, a representative of Company B indicated that Company B was interested in a possible transaction involving a stock-for-stock merger with one of Company B’s businesses whereby Company B would have a substantial majority interest in the combined company.

From March 8 through March 11, 2011, ICG provided additional information to Arch that had been requested by Arch in connection with its due diligence review of ICG.

On March 11, 2011, Mr. Eaves called Mr. Hatfield to communicate a preliminary expression of interest in a business transaction with ICG. Mr. Eaves indicated that Arch’s model supported a 20% premium to recent Company trading prices, which implied a price of approximately $12 per Share. He indicated that he expected that Arch would propose a transaction involving Arch stock and cash, with the cash component representing between 25% and 35% of the total and that this indication was preliminary and subject to final approval by the Arch board of directors. The Company and Arch continued to exchange information, including at an all-day due diligence session on March 15, as well as in subsequent discussions over the following ten days.

On March 15, 2011, Mr. Hatfield received a follow-up call from the Chief Executive Officer of Company A, who expressed an interest in discussing a possible transaction with ICG and requested a meeting to discuss it. Mr. Hatfield indicated, as he had or would convey to other participants, that ICG expected to conclude the process relatively quickly. Company A and ICG then signed a confidentiality agreement and Mr. Hatfield and other representatives of ICG met with representatives of Company A on March 22 to discuss ICG’s business and prospects.

On March 17, 2011, representatives of UBS discussed possible next steps with a representative of Company B.

On March 23, 2011, Mr. Hatfield and another executive of ICG met with the Chief Executive Officer of Company C and another executive of Company C to hear Company C’s view of the synergies that might be available in a business combination of Company C and ICG, based on a review of publicly available information. Company C’s representatives indicated that they were interested in a stock-for-stock transaction with an appropriate premium and a cash component.

On March 25, 2011, Mr. Eaves called Mr. Hatfield to give an update of the status of Arch’s review. Mr. Eaves indicated to Mr. Hatfield that Arch expected to submit a proposal to ICG by March 28, indicating that Arch’s valuation at that time was $12.25 per Share, but that the cash portion of the consideration would be increased from 25%-35% to 50%. The proposal would be conditioned on further due diligence and final approval by the Arch board of directors. Mr. Eaves also said that Arch hoped to sign and announce a transaction by the end of April. Mr. Hatfield advised Mr. Eaves that an electronic data room with additional information would be available in the near future.

On March 28, 2011, Arch submitted a written proposal for a business combination in which Company shareholders would receive $12.25 per Share in a 50/50 combination of cash and stock, subject to the conditions outlined by Mr. Eaves in his March 25th call with Mr. Hatfield. On that same day, Company C submitted a proposal for a merger in which Company shareholders would receive $4.36 in cash and the balance in Company C stock, which had an aggregate implied value of $13.50 per Share based on the then-current Company C stock price. The proposal was contingent on due diligence, Company C board approval, negotiation of definitive agreements and financing.

Also on March 28, 2011 and in a follow-up call on March 29, a representative of Company D spoke with a representative of UBS to convey Company D’s interest in considering a possible business combination transaction with ICG. The representative of UBS asked Company D to submit a written proposal so that the ICG Board could evaluate their proposal.

Early on March 31, 2011, an executive of Company A informed Mr. Hatfield that, for reasons unrelated to its valuation or interest in ICG, Company A was not in a position to pursue a transaction with ICG at this time.

On March 30, 2011, Mr. Leer contacted Wilbur L. Ross, Jr., Chairman of the Board, to discuss the Arch proposal sent to ICG on March 28. Mr. Ross informed Mr. Leer that ICG’s management would be reviewing the proposal with ICG’s Board.

The Board met on March 31, 2011. At the meeting, Mr. Hatfield updated the Board on the status of discussions with Arch, Company A, Company B and Company C and reviewed the opportunities, potential benefits and risks of each possible transaction. A representative of UBS reviewed background information and analyses related to the companies that were involved in ongoing discussions and the proposals received to date and a representative of Jones Day reviewed the Board’s fiduciary duties in this context. The Board then discussed the proposals and other opportunities that might be available and the risks of losing current opportunities while trying to pursue other opportunities, including the risks involved with pursuing its strategic plan without a business combination transaction. It was the consensus of the Board that, were it to decide to pursue a business combination transaction involving ICG, the price per Share should be higher than the prices currently proposed by potential acquirors recognizing that it was early in the process. Although no decision was made to pursue any particular transaction, the Board instructed management and UBS to initiate contact with other parties that UBS and management believed could be reasonably expected to be interested in pursuing a business combination transaction with ICG and to continue discussions with Arch, Company B and Company C. In order to facilitate this process, the Board created a committee to assist and advise management with respect to the process. The committee was not empowered to authorize ICG to enter into any binding agreement; any such agreement was subject to full Board approval. Cynthia B. Bezik, Samuel A. Mitchell and Wilbur L. Ross, Jr. were appointed as the members of the committee.

Following that meeting, UBS contacted four additional parties identified as possibly having an interest in pursuing a business combination transaction with ICG, including Company E and Company F. The other two additional parties other than Company E and Company F indicated that they were not interested in pursuing a business combination transaction and another party which had contacted Mr. Ross expressing a possible interest, did not sign a confidentiality agreement or submit any concrete proposal.

On April 1, 2011, Mr. Hatfield called Mr. Eaves to inform him that the Board viewed the $12.25 per Share price in Arch’s March 28 proposal as inadequate and urged him to revisit Arch’s assumptions and consider a possible price increase. The same message was conveyed to Company C.

On April 3, 2011, Company C signed a confidentiality agreement with ICG. On April 7, the electronic data room was opened to all parties who had signed confidentiality agreements. On April 8, ICG entered into a confidentiality agreement with Company E. Company E then began its due diligence. During the balance of April, the parties continued to conduct due diligence, both by reviewing documents in the electronic data room and in meetings with Company management, including management presentations to Arch, Company C and Company E. On April 11, ICG sent a draft confidentiality agreement to Company F, which had expressed to UBS an interest in considering a possible transaction with the Company.

On April 18, 2011, Mr. Hatfield updated the Board committee on the process. He informed the committee that four parties (Arch, Company B, Company C and Company E) were conducting due diligence and one party (Company F) was considering whether to participate in the process. A representative of UBS noted that Company E and Company B had been relatively inactive despite attempts to re-engage them. Mr. Hatfield also indicated that Arch was re-evaluating its analysis and planned to submit a revised expression of interest. Later that day, Arch submitted a revised proposal increasing its valuation range to $13.25 to $14.00 per Share in cash. This proposal remained subject to the same conditions as Arch’s March 28 letter. Arch indicated in the letter that it was prepared to move quickly to complete due diligence and negotiate a definitive agreement.

On April 20, 2011, a form of transaction agreement was posted in the electronic data room and interested parties were encouraged to provide a markup as soon as possible.

Also on April 20, 2011, Company C submitted an enhanced expression of interest, increasing its valuation to the equivalent of $13.75 per Share in total (based on trading prices for Company C shares at that time), with $5.23 per share (or 38%) to be paid in cash and the rest to be paid in Company C shares. Company C also requested that ICG enter into exclusive negotiations with it.

The Board committee met on April 21, 2011, with representatives of UBS and Jones Day. Mr. Hatfield updated the committee on the process. The committee discussed Company C’s request for exclusivity in negotiations with ICG and concluded that it would not be in ICG’s best interest to agree to any exclusivity arrangement at that time.

On April 21, 2011, Company F signed a confidentiality agreement and was given access to the electronic data room for its due diligence review. In discussions coordinated by UBS, a telephonic meeting between the Chief Executive Officer of Company F and Mr. Hatfield was scheduled for April 28. At that meeting, Company F’s Chief Executive Officer informed Mr. Hatfield that it had determined that it was not in a position to pursue a possible business combination transaction with ICG at that time for reasons unrelated to ICG.

On April 26, 2011, ICG received a letter from Company D, which indicated interest in acquiring between 51% and 100% of the Shares at a premium over the current stock price. The letter did not specify a price or other valuation. A representative of UBS then asked a representative of Company D for an indicative price and reviewed with Company D’s representative the process for any possible business combination transaction. The representative of Company D indicated that Company D would expect its proposed price to be consistent with market premiums. The representative of Company D stated that Company D believed that such premiums would be in the range of a 20% to 30% premium to market prices. A 20% to 30% premium to market would have implied a price of $13.24 to $14.34 per Share as of April 29, 2011. The non-binding expression of interest was conditioned on due diligence, financing, internal approvals of both companies and regulatory approvals of their respective jurisdictions.

Representatives of ICG and Company C met on April 27, 2011 to discuss a possible business combination transaction. The focus of the discussions was Company C’s rationale for pursuing a transaction, including its views as to the combined company’s prospects.

On April 27 and 28, 2011, the Board committee received updates regarding the status of negotiations. Mr. Hatfield reported to the committee that Mr. Eaves had told him that Arch’s board of directors had authorized an offer of $13.90 per Share in cash, with no financing contingency or expected regulatory issues. Mr. Hatfield also informed the committee of Company F’s decision not to submit a proposal at this time and that Company E’s review team had recommended to its leadership team that Company E submit a proposal. Despite a number of follow up inquiries, Company E did not submit a proposal.

Later in the day on April 28, 2011, Arch submitted a letter with an enhanced proposal. The expression of interest reflected an all-cash price of $13.90 per Share by means of a tender offer transaction structure and was expressly not subject to a financing condition. Arch also submitted a draft merger agreement and later a draft of a tender and voting agreement that Arch was requesting be signed by the two ICG stockholders with representatives on the Board. The letter stated that Arch had completed its due diligence review and was prepared to sign and announce a transaction immediately. The draft merger agreement contemplated a Company termination fee equal to approximately 3.75% of the equity value of ICG in the transaction. In the letter, Arch requested an exclusive negotiations agreement, which request was not granted.

During the period from April 26, 2011 to May 1, 2011, representatives of Jones Day discussed the merger agreement and exchanged drafts with representatives of counsel to each of Company C and Arch. The representatives of Jones Day and Simpson Thacher, Arch’s counsel, also negotiated the Voting Agreement and a financing commitment was furnished to Jones Day by Simpson Thacher for review.

The Board met to discuss the status of the process on April 30, 2011. Representatives of management, UBS and Jones Day participated in the meeting. In advance of the meeting, the directors were provided with a comparison of the merger agreements proposed by Arch and Company C, as well as UBS’ financial analyses of the proposals. UBS noted that, based on Company C’s stock price on April 29, Company C’s cash and stock offer now implied an offer price of $14.13 per Share (compared to the implied price of $13.75 per Share based on Company C’s stock prices when the proposal was submitted). Mr. Hatfield and a representative of UBS updated the Board on the status of the discussions. A representative of Jones Day summarized the key terms and open issues for the Arch and Company C proposals and discussed the Board’s fiduciary duties with respect to its consideration of all of the proposals. It was the consensus of the Board that a number of the open issues must be resolved in ICG’s favor in order to proceed further. The representative of UBS provided the directors with its financial analyses of the Arch and Company C proposals and discussed the Company D letter, a copy of which had been provided to the Board. Representatives of UBS noted that Company D had not signed a confidentiality agreement or started any detailed due diligence review. It was the consensus of the Board that pursuing the Company B and Company D proposals was not in ICG’s best interests, because of, among other things, lack of specificity as to price and uncertainty of execution and that Company C’s proposal was substantially less certain than the Arch proposal, principally because it required financing and approval by shareholders of Company C. While no decision was made at the April 30 meeting, the Board instructed management and ICG’s advisors to continue to pursue a possible transaction and to ask Arch and Company C to increase their indicated prices and to negotiate the termination fee and other terms to resolve them in a manner satisfactory to ICG. The Board agreed to reconvene the next day. After the meeting, Mr. Hatfield called Mr. Eaves and the representative of UBS called a representative of Morgan Stanley & Co. Incorporated, Arch’s financial advisor, to inform them that Arch’s proposed price was insufficient. The representative of UBS called Company C’s financial advisor to ask Company C to reconsider its positions on the key open items, including the circumstances under which a termination fee would be payable by Company and remedy for failure of financing, and to request an increase in its indicated price.

Before a Board meeting was convened on May 1, 2011, Mr. Eaves called Mr. Hatfield to inform him that Arch was prepared to increase its proposed price to $14.60 per Share. Mr. Eaves informed Mr. Hatfield that this proposal was Arch’s “best and final” offer and that it would expire at midnight if not accepted by the Board. A representative of Morgan Stanley also called a representative of UBS at the same time with the same message. Company C’s counsel also provided a revised draft merger agreement addressing some but not all of the open issues between ICG and Company C (the remaining key open issue being the ability of Company C to pay a financing fee and terminate the transaction if financing were not available).

A Board meeting was convened during the evening of May 1, 2011. Representatives of management, UBS and Jones Day participated in the meeting. In advance of the meeting, the directors were provided with full copies as well as summaries of the merger agreements proposed by Arch and Company C and UBS’ financial analyses of the proposals. At the meeting, Mr. Hatfield and a representative of UBS updated the Board on the status of the negotiations. The representative of UBS presented UBS’ financial analyses of the Arch and Company C proposals. A representative of Jones Day reviewed the key terms of each proposal and discussed the Board’s fiduciary duties with respect to its consideration of the proposals. The representative of Jones Day described the tender and voting agreements between Arch and two shareholders that own in the aggregate approximately 17% of the Shares, noting that the shareholders’ obligations to tender and otherwise support the Offer and the Merger would end if the merger agreement were terminated by the Board. The Board discussed the relative merits of the two transactions, including those described below under “Reasons for the Offer and the Merger.” The Board and representatives of Jones Day and UBS discussed the primary issues with the Company C proposal, including that ICG had not received a copy of any financing commitment and that, although the proposal did not contain an express financing contingency, ICG’s sole remedy for Company C’s failure to close if its financing failed was a termination fee equal to approximately $130 million, or approximately 4.2% of ICG’s equity value in the transaction. In Company C’s proposal, ICG could seek a court order to cause Company C to close when all conditions were satisfied, but only in circumstances where the Company C financing was available to be drawn. In addition, the transaction proposed by Company C required approval by its shareholders. The Board directed UBS to call Arch for its best and final proposal and to negotiate the amount of the termination fee, which UBS did following adjournment of the meeting. The Board directed Jones Day to work to finalize a merger agreement and tender and voting agreement with Arch.

Representatives of Jones Day and Simpson Thacher then discussed and finalized revised drafts of the merger agreement and tender and voting agreement. A representative of UBS discussed Arch’s “best and final”

offer with a representative of Morgan Stanley. The Morgan Stanley representative confirmed that $14.60 per Share was Arch’s “best and final” offer and that it would expire at midnight if not accepted by the Board. Arch did agree to lower the termination fee amount to $115 million, or approximately 3.4% of the equity value of ICG in the transaction (from 3.75% of that equity value).

The Board reconvened its meeting later that evening. Representatives of management, UBS and Jones Day continued to participate in the meeting. A representative of UBS reported Arch’s agreement to the lower termination fee and a representative of Jones Day reviewed the discussions with representatives of Simpson Thacher. A representative of UBS reviewed with the Board UBS’ financial analysis of the Offer and Merger, and delivered to the Board UBS’ oral opinion, confirmed by delivery of a written opinion dated May 1, 2011, to the effect that, as of that date and based upon and subject to the assumptions, matters considered and limitations described in its opinion, the consideration of $14.60 per share in cash to be received in the Offer and the Merger by the holders of ICG Common Stock was fair, from a financial point of view, to such holders. See “Opinion of UBS Securities, LLC.” The directors then unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair and in the best interests of ICG and its shareholders and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Board resolved to recommend that the shareholders of ICG accept the Offer, tender their shares to Purchaser and, to the extent necessary, adopt the Merger Agreement.

After midnight, on May 2, 2011, the Merger Agreement and Tender and Voting Agreements were executed by Arch, ICG and the other parties thereto. Mr. Hatfield informed the Chief Executive Officer of Company C that the Board had accepted another proposal.

The Merger Agreement and the Tender and Voting Agreements were signed in the early morning of May 2, 2011, and the transaction was publicly announced on the morning of May 2, 2011, prior to the opening of trading on the NYSE.

Reasons for the Recommendation of the Board of Directors

In reaching its unanimous decision to approve the Offer, the Merger and the Merger Agreement and recommend that ICG’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with legal counsel regarding the Board’s legal duties, the terms of the Merger Agreement and related issues, with its financial advisor regarding the financial aspects and the fairness of the transaction from a financial point of view, to the stockholders of ICG, and with senior management of ICG regarding, among other things, the industry, management’s plans, ICG’s prospects as an independent company and operational matters. The determination by the Board to approve the Offer, the Merger and the Merger Agreement was the result of careful consideration of numerous factors supporting its decision, including the following:

•

the knowledge of the Board and management of ICG’s business, financial condition, earnings and prospects, including the Board’s consideration and evaluation of the execution risks and uncertainties related to continuing to pursue the Company’s business plan as an independent company, compared to the relative certainty of realizing cash or liquid securities in a business combination transaction;

•

the knowledge of the Board and management of the current environment in the mining industry, including economic conditions, the possibility for unexpected changes in commodity prices resulting from trading prices, weather, natural disasters, political unrest, terrorist threats and other factors, the potential for continued consolidation, current financial market conditions and the likely effects of these factors on ICG’s potential growth, development, productivity and strategic options;

•	the historical market prices for Shares, as compared to the Offer Price of $14.60 per Share in cash, which represents a 32.4% premium over the closing market price of the Shares on April 29, 2011, the last trading day before the Offer and the Merger were announced, a 43.5% premium over the average closing price of the Shares the three month period prior to such announcement and a 64.7% premium over the average closing price of the Shares for the six month period prior to such announcement;

•

the fact that numerous third parties were contacted with respect to a possible strategic transaction and that no other party was prepared to move as quickly as Arch on terms, including with respect to price and cash-only consideration, as favorable to ICG’s stockholders as those offered by Arch;

•	the fact that Arch’s and Purchaser’s obligations under the Offer are not subject to any financing condition;

•	the competitive landscape in the mining industry, the increased competition from alternative energy sources and the need for scale and global capacity in order to remain competitive;

•	the likelihood that ICG will continue to face a difficult regulatory environment as an independent company;

•

the analysis of other strategic alternatives for ICG, including continuing as an independent company, the potential to acquire, be acquired or combine with other third parties and the risk of losing current opportunities while trying to pursue other opportunities;

•

the provisions of the Merger Agreement which give the Board the ability, should ICG receive an unsolicited superior proposal, to furnish information and conduct negotiations with a third party, and to enter into an agreement for a superior proposal after complying with certain requirements, including payment of a termination fee;

•

the fact that the Offer and the Merger provide for a prompt cash payment for all Shares to be followed by a merger for the same consideration, thereby enabling ICG’s stockholders, at the earliest time possible, to obtain the benefits of the transaction in exchange for their Shares;

•

the availability of statutory appraisal rights under Delaware law in the cash-out Merger for ICG’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under Delaware law; and

•	the likelihood of the Offer and Merger being approved by applicable regulatory authorities and being consummated.

The Board also considered the opinion of UBS dated May 1, 2011, to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $14.60 per Share consideration to be received by holders of Shares in the Offer and Merger, as more fully described below under the caption “—Opinion of UBS Securities, LLC.”

The Board also considered a variety of risks and other potentially negative factors of the Offer, the Merger and the Merger Agreement, including the following:

•

the fact that ICG’s stockholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of ICG and will not benefit from any appreciation in the value of ICG;

•

the Offer is conditioned upon, among other things, there being validly tendered pursuant to the Offer and not properly withdrawn, more than a majority of the then outstanding Shares (the “Minimum Condition”);

•	the risks and costs to ICG if the Offer does not close, including the diversion of management and employee attention, employee attrition and the effect on ICG’s customer relationships;

•	the terms and conditions of the Merger Agreement, including (i) the operational restrictions imposed on ICG between signing and closing (which may delay or prevent ICG from undertaking business opportunities that may arise pending the completion of the transaction) and (ii) the termination fee of $115 million that could become payable by ICG under certain circumstances, including if ICG terminates the Merger Agreement to accept a superior proposal;

•

the risk that Arch may terminate the Merger Agreement and not complete the Offer in circumstances where conditions to the Offer were not satisfied or waived, including circumstances outside of ICG’s control;

•	the necessity of regulatory approvals to consummate the Offer and the Merger; and

•	the fact that the all-cash consideration in the transaction would be generally taxable to ICG’s stockholders.

The Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of information and factors considered and given weight by Board and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by Board and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of Board may have given different weights to different factors and reasons.

For the reasons described above, the Board unanimously recommends that ICG’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors, subsidiaries and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the consideration, newly issued Shares. A summary of this irrevocable option is described in Item 8 below under the heading “Top-Up Option.”

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Tender and Voting Agreements” for a description of the Tender and Voting Agreements.

Financial Forecasts

The Company’s management prepares forecasts of its prospective financial performance for internal use as part of its ongoing management of the Company. The Company does not as a matter of course make public forecasts as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates.

In the fall of 2010, as part of its annual business planning process, management prepared forecasts for 2011 and the following five years that were reviewed by the Board in early December (the “December Forecast”). The revenue portion of the December Forecast was updated by management in February 2011 to reflect the sudden and significant increase in metallurgical coal prices that occurred after the December Forecast was prepared (the “February Forecast”). Management further revised this forecast in April 2011 to reflect lower coal prices, due to predictions of moderating met coal demand, and increased production costs, due to lower productivity rates and substantially increased diesel fuel costs that were experienced after the December Forecast was prepared (the “April Forecast”, and collectively with the December Forecast and the February Forecast, the “Forecasts”). At the time that each of the Forecasts was updated, which updates the Company has historically done from time to time as part of its ordinary practice, management believed that the Forecasts reflected its best then-currently available estimates and judgments, including estimates of commodity prices, which are subject to unexpected fluctuations due to changes in commodity prices in the trading markets, weather, natural disasters, political unrest, including terrorist threats and other factors and other risks and uncertainties such as shipping delays, changes in power generation technology, wage and benefit costs, interest rate fluctuations, legislation, including related to tax rates, safety problems and construction and equipment costs and delays. The Company made the December Forecast and the February Forecast available to Arch in connection with its due diligence review in February 2011. The April Forecast was not provided to Arch in light of the timing of the process and the fact that management had already issued public guidance for 2011 and 2012 at the end of April that was lower than the February Forecast. In discussions of the December and February Forecasts between representatives of Arch and ICG management, the Company disclosed the average price per ton of coal used in both Forecasts and other key assumptions and urged Arch to apply its own analyses and judgments based on its experience in the industry.

The Forecasts were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Deloitte & Touche, LLP, the Company’s independent registered public accounting firm, has not audited, compiled or performed any procedures with respect to the Forecasts and does not express an opinion or any form of assurance related thereto. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender Shares in the Offer, but is being included because the December and February Forecasts were provided by the Company to Arch and the Purchaser and the April Forecasts were provided by the Company to UBS.

The Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its officers, directors, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such. Neither the Company nor any of its officers, directors, advisors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of the Company or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that the Forecasts will be achieved. The Company has made no representation to Parent, Purchaser or their affiliates, in the Merger Agreement or otherwise, concerning the Forecasts.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts.

The following tables summarize the Forecasts:

December Forecast

(dollars in millions)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Total Revenue	$1,278	$1,406	$1,576	$1,872	$2,048	$2,129
Adjusted EBITDA(1)	257	312	365	574	693	711
Capital Expenditures	230	241	204	198	196	117
Operating Statistics
Total Tons Sold (mm)	16.5	17.0	18.8	21.0	22.1	22.3
Total Average Price per Ton ($)	72.78	78.03	80.16	85.88	90.02	92.89
Total Cost per Ton ($)	$55.88	$58.48	$59.10	$56.97	$56.98	$59.25

February Forecast

(dollars in millions)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Total Revenue	$1,352	$1,573	$1,756	$2,071	$2,287	$2,354
Adjusted EBITDA(1)	323	453	513	746	886	912
Capital Expenditures	242	249	206	199	197	118
Operating Statistics
Total Tons Sold (mm)	16.6	17.3	19.1	21.4	22.5	22.7
Total Average Price per Ton ($)	76.55	86.50	88.10	93.68	98.26	101.35
Total Cost per Ton ($)	$55.90	$59.13	$59.71	$57.20	$57.18	$59.39

April Forecast

(dollars in millions)

	Year Ending December 31,
	2011	2012	2013	2014	2015	2016
Total Revenue	$1,340	$1,504	$1,673	$1,969	$2,152	$2,235
Adjusted EBITDA(1)	291	343	386	599	723	742
Capital Expenditures	242	249	206	199	197	118
Operating Statistics
Total Tons Sold (mm)	16.6	17.3	19.1	21.4	22.5	22.7
Total Average Price per Ton ($)	75.88	82.48	83.79	88.94	93.14	96.10
Total Cost per Ton ($)	$56.99	$61.76	$62.42	$59.84	$59.85	$62.17

(1)

Adjusted EBITDA is a non-GAAP measure and is used by the Company’s management to measure the operating performance of the business. The Company defines Adjusted EBITDA as net income or loss attributable to International Coal Group, Inc. before deducting interest, income taxes, depreciation, depletion, amortization, reserve for the Allegheny Energy Supply lawsuit, loss on extinguishment of debt and noncontrolling interest. The Company also uses Adjusted EBITDA (with additional adjustments) to measure compliance with covenants in the Company’s credit facility, such as the fixed charge ratio. Management believes Adjusted EBITDA is a useful measure as it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the Company’s industry, substantially all of which present EBITDA or Adjusted EBITDA when reporting their results. The non-GAAP measures have not been reconciled to the comparable GAAP measures because not all of the information necessary for a quantitative reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable effort.

The material assumptions underlying the Forecasts were:

•	The Total Tons Sold are the amounts shown above in the Forecasts.

•	Total Tons Sold were assumed to be the same for each year included in the February Forecast and the April Forecast.

•	The Total Tons Sold included in the December Forecast are slightly lower than in the other Forecast.

•

The Total Average Price per Ton was higher in the February Forecast, after taking into consideration a sudden and significant increase in the price of metallurgical coal after the time that the December Forecast was prepared.

•	The Total Average Price per Ton was decreased in the April Forecast compared to the February Forecast due to a softening in the price of metallurgical coal.

•

The Total Cost per Ton was higher in the April Forecast than in the December Forecast and February Forecast, both of which used the cost assumptions established for the December Forecast in late 2010, due to an increase in costs stemming from lower mine productivity and a sharp increase in the price of diesel fuel after the time that the December Forecast was prepared.

•	The global economic recovery will continue to result in generally increasing Average Price per Ton based on generally good market conditions.

•	Margins were assumed to increase as a result of increased sales of metallurgical coal.

•

The Company’s new Tygart Valley mine development would have initial production commencing in late 2011 ramping up to 3.0 million tons in 2014 with full output of 3.5 million tons beginning in 2015. Assumed product mix of the output of that development is 40% metallurgical coal and 60% thermal coal.

•	Production increases each year by reason of organic growth and no significant acquisitions or divestitures.

•	The possible outcome of pending litigation against the Company.

•	General commodities inflation at 3% per year.

•	No significant restructuring or impairment costs.

•	No non-recurring expenses.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts.

Opinion of UBS Securities, LLC

On May 1, 2011, at a meeting of the board of directors held to evaluate the proposed Offer and Merger, UBS delivered to the Company Board an oral opinion, which opinion was confirmed by delivery of a written opinion dated May 1, 2011, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $14.60 per Share consideration to be received in the Offer and Merger by holders of Shares was fair, from a financial point of view, to such holders.

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached to this Schedule 14D-9 as Annex II and is incorporated into this document by reference. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety. UBS’ opinion was provided for the benefit of the Company Board (in its capacity as such) in connection with, and for the purpose of, its evaluation of the $14.60 per Share consideration from a financial point of view and does not address any other aspect of the Offer and Merger. The opinion does not address the relative merits of the Offer and Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer and Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote or act with respect to the Offer and Merger. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that the board of directors directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of senior management of the Company concerning the business and financial prospects of the Company;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	compared the financial terms of the offer and merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

•	reviewed current and historical market prices of the Shares;

•	reviewed a draft dated May 1, 2011, of the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of the Company Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Company Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, UBS assumed, at the direction of the Company Board, that such forecasts and estimates had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company’s management as to the Company’s future financial performance. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

At the request of the Company Board, UBS contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date of its opinion. At the direction of the Company Board, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the $14.60 per Share consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the Offer and Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Offer and Merger, or any class of such persons, relative to the $14.60 per Share consideration. In rendering its opinion, UBS assumed, with the consent of the Company Board, that (i) the final executed form of the Merger

Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement would comply with all material terms of the Merger Agreement and (iii) the Offer and Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and Merger would be obtained without any material adverse effect on the Company or the Offer and Merger. Except as described above, the Company imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to the Company Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company or the Offer and Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company provided by the Company or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The $14.60 per Share consideration to be received pursuant to the Offer and Merger was determined through negotiation between the Company and Parent and the decision by the Company to enter into the Offer and Merger was solely that of the Company Board. UBS’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer and Merger or the $14.60 per Share consideration.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Company Board on May 1, 2011 in connection with its opinion relating to the proposed Offer and Merger. The financial analyses summarized below include information presented in tabular format. In order for UBS’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

Selected Companies Analysis

UBS compared selected financial and stock market data of the Company with corresponding data of the following nine selected publicly traded U.S. coal companies:

•	Alpha Natural Resources, Inc.

•	Arch Coal, Inc.

•	Cloud Peak Energy Inc.

•	CONSOL Energy Inc.

•	James River Coal Company

•	Massey Energy Company

•	Patriot Coal Corporation

•	Peabody Energy Corporation

•	Walter Energy, Inc.

UBS reviewed, among other things, the enterprise values of the selected companies, calculated as diluted equity market value based on closing stock prices on April 29, 2011, plus convertible debt at face value, other remaining debt at book value and minority interests at book value, less cash and cash equivalents, as multiples of calendar years 2010 actual earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, and 2011 and 2012 estimated EBITDA. UBS also reviewed closing stock prices of the selected companies on April 29, 2011 as a multiple of calendar years 2011 and 2012 estimated earnings per share, referred to as EPS. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for the Company based both on the closing price of the Shares on April 29, 2011 and the $14.60 per Share consideration. Financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Estimated financial data for the Company were based both on internal estimates of the Company’s management, referred to as Company Management Estimates, and publicly available research analysts’ consensus estimates, referred to as Company Wall Street Consensus Estimates. This analysis indicated the following implied high, mean, median and low multiples for the selected companies, as compared to corresponding multiples implied for the Company:

Enterprise Value as a Multiple of:
	Actual 2010 EBITDA	Estimated 2011 EBIDTA	Estimated 2012 EBITDA
Multiples for Selected Companies
High	22.2x	8.8x	6.8x
Mean	11.5x	7.2x	5.6x
Median	10.9x	7.2x	5.8x
Low	4.7x	4.4x	3.9x
Multiples for Company
Company Management Estimates
Closing Price on April 29, 2010 of $11.03	12.8x	8.9x	7.5x
Per Share Consideration of $14.60	16.9x	11.7x	9.9x
Company Wall Street Consensus Estimates
Closing Price on April 29, 2010 of $11.03	12.8x	7.8x	5.3x
Per Share Consideration of $14.60	16.9x	10.3x	7.0x

Stock Price as a Multiple of:
	Estimated 2011 EPS	Estimated 2012 EPS
Multiples for Selected Companies
High	32.8x	12.4x
Mean	16.5x	10.3x
Median	14.2x	9.5x
Low	9.3x	8.8x
Multiples for Company
Company Management Estimates
Closing Price on April 29, 2010 of $11.03	18.7x	15.5x
Per Share Consideration of $14.60	24.7x	20.6x
Company Wall Street Consensus Estimates
Closing Price on April 29, 2010 of $11.03	17.3x	9.7x
Per Share Consideration of $14.60	23.0x	12.8x

Selected Transactions Analysis

UBS reviewed transaction multiples in the following thirteen selected transactions involving coal companies primarily focused in the eastern part of the United States.

Announcement Date	Acquiror	Target
March 2011	James River Coal Company	International Resource Partners LP
January 2011	Alpha Natural Resources, Inc.	Massey Energy Company
July 2010	Cliffs Natural Resources Inc.	INR Energy Coal Assets (INR Energy, LLC)
March 2010	Massey Energy Company	Cumberland Resources Corporation
March 2010	Essar Minerals, Delaware	Trinity Coal Partners LLC
May 2009	Alpha Natural Resources, Inc.	Foundation Coal Holdings, Inc.
August 2008	OAO Severstal	PBS Coals Limited
April 2008	Patriot Coal Corporation	Magnum Coal Company
June 2007	CONSOL Energy Inc.	AMVEST Corporation
June 2007	Cleveland-Cliffs Inc.	PinnOak Resources, LLC
September 2005	Alpha Natural Resources, Inc.	Nicewonder
April 2005	International Coal Group Inc.	Anker Coal Group, Inc./Coalquest Development LLC
March 2005	James River Coal Company	Triad Mining, Inc.

UBS reviewed, among other things, transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value and minority interests at book value, less cash and cash equivalents, as multiples, to the extent publicly available, of latest 12 months sales, EBITDA and earnings before interest and taxes, referred to as EBIT. UBS then compared these multiples derived for the selected transactions with the corresponding multiples implied for the Company based on the $14.60 per Share consideration. Multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data for the Company were based on Company filings. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to corresponding multiples implied for the Company:

Enterprise Value as a Multiple of Latest Twelve Months:
	Sales	EBITDA	EBIT
Multiples for Selected Transactions
High	2.6x	22.1x	9.1x
Mean	1.6x	9.6x	6.8x
Median	1.8x	6.9x	5.8x
Low	0.8x	4.0x	5.4x
Multiple for Company
Per Share Consideration of $14.60	2.9x	15.5x	29.4x

Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of the Company using the April Forecasts and estimates relating to the Company prepared by the Company’s management as reflecting management’s best judgment at that time as to the Company’s future prospects. See “Financial Forecasts.” UBS calculated a range of implied present values (as of June 30, 2011) of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from July 1, 2011 until December 31, 2016 and of terminal values for the Company based on the Company’s calendar year 2016 estimated EBITDA. Implied terminal values were derived by applying to the Company’s calendar year 2016 estimated EBITDA a range of estimated EBITDA terminal value multiples of 5.0x to 6.5x. Present values of cash flows and terminal values were calculated using discount rates ranging from 14.00% to 17.00.%. The discounted cash flow analysis resulted in a range of implied present values of approximately $9.95 to $13.65 per Share, as compared to the $14.60 per Share consideration.

Miscellaneous

In the past, UBS and its affiliates have provided investment banking services to the Company and Parent unrelated to the proposed Offer and Merger, for which UBS and its affiliates received compensation, including having acted as (i) joint book-runner and joint dealer manager for various securities offerings of the Company and (ii) co-manager for a security offering of Parent. In addition, as of the date of UBS’ opinion, an affiliate of UBS was a participant in a credit facility of Parent for which it had received and, as of the date of UBS’ opinion, continued to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and Parent, and, accordingly, may at any time hold a long or short position in such securities. The Company selected UBS as its financial advisor in connection with the Offer and Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar offers and mergers and because of UBS’ familiarity with the Company and its business. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

For a description of the terms of UBS’ engagement as the Company’s financial advisor, see the discussion under Item 5 below.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

Under the terms of UBS’ engagement, the Company agreed to pay UBS for its financial advisory services in connection with the Offer and Merger an aggregate fee currently estimated to be approximately $20.4 million, a portion of which was payable in connection with UBS’ opinion and $18.14 million of which is contingent upon consummation of the offer. In addition, the Company agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, director compensation plan and the payment of director fees to Cynthia B. Bezik in shares of Common Stock pursuant to a previously-made election, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of the Company subsidiaries or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of the Company subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Information Regarding Golden Parachute Compensation

Background

Messrs. Bennett K. Hatfield, Bradley W. Harris, Charles G. Snavely, Roger L. Nicholson and William Scott Perkins are the Company’s current named executive officers (“Named Executive Officers”). In this Schedule 14D-9, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the Named Executive Officers and the Company or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

As described further below, the Company maintains a “double-trigger” severance arrangement with Mr. Hatfield pursuant to the Amended and Restated Employment Agreement between Mr. Hatfield and the Company, dated December 31, 2009 (the “Employment Agreement”). Generally, this means that Mr. Hatfield would receive change in control severance payments and benefits only if he provides notice of his resignation from employment with the Company within 30 days of the occurrence of the “change in control.”

In addition, as described further below, each of the Named Executive Officers other than Mr. Hatfield (the “Severance Participants”) participate in the Amended and Restated International Coal Group, Inc. Executive Severance Plan, dated as of May 9, 2011 (the “Severance Plan”). The Severance Plan provides for change in control severance payments and benefits on a “double-trigger” basis. Generally, this means that the Severance Participants would receive change in control severance payments and benefits only if the Company terminates their employment without “cause,” or if the Severance Participants terminate their employment with the Company for “good reason” (for example, as a result of material diminution in base compensation, duties or authority) (each, a “Qualifying Termination”) during a period beginning on the date of the “change in control” and ending two years following the “change in control” (such period of time, the “Protection Period”).

Furthermore, as described further below, each of the Named Executive Officers holds unvested equity incentive awards that were granted by the Company pursuant to the International Coal Group, Inc. Amended and Restated 2005 Equity and Performance Incentive Plan (the “Equity Plan”). The Equity Plan and applicable individual award agreements thereunder provide for “single-trigger” vesting of unvested Equity Plan awards upon the occurrence of a “change of control” (without the necessity for a subsequent termination of employment).

Consummation of the Offer would constitute a “change in control” or “change of control,” as applicable, under each of the Employment Agreement, the Severance Plan and the Equity Plan.

Aggregate Amounts of Potential Compensation

To provide you with meaningful information about the potential payments and benefits the Named Executive Officers could receive related to the consummation of the Offer, the table below summarizes the total potential payments and benefits that the Named Executive Officers would be entitled to receive if (1) each of the Severance Participants’ employment with the Company were terminated without “cause” or for “good reason” during the Protection Period and (2) Mr. Hatfield were to provide notice of his resignation from employment with the Company within 30 days following the consummation of the Offer.

Golden Parachute Compensation

The following table presents the estimated value of all amounts of compensation and benefits potentially payable to the Named Executive Officers that are based upon or otherwise relate to the Offer, based on the Offer Price of $14.60 and assuming the consummation of the Offer occurs immediately prior to (1) Qualifying Termination of the Severance Participants’ employment with the Company and (2) Mr. Hatfield’s resignation from employment with the Company, in each case as of June 30, 2011.

Name	Cash ($)(1)(2)	Equity ($)(3)	Pension/ NQDC ($)(4)	Perquisites/ Benefits ($)(5)(2)	Tax Reimburse- ment ($)(6)(2)	Other ($)(7)(2)	Total ($)(2)
Bennett K. Hatfield, President, Chief Executive Officer and Director	$6,481,431	$6,921,782	$0	$31,843	$3,840,092	$0	$17,275,148
Bradley W. Harris, Senior Vice President, Chief Financial Officer and Treasurer	$1,470,162	$1,724,172	$0	$35,000	$0	$0	$3,229,333
Charles G. Snavely, Executive Vice President, Mining Operations	$1,830,162	$1,724,172	$0	$35,000	$0	$0	$3,589,333
Roger L. Nicholson, Senior Vice President, Secretary and General Counsel	$1,515,162	$1,724,172	$0	$35,000	$0	$0	$3,274,333
William Scott Perkins, Senior Vice President, Kentucky-Illinois Region	$1,470,162	$1,724,172	$0	$35,000	$0	$0	$3,229,333

(1)	For Mr. Hatfield, this amount includes eight quarterly installment payments equal in the aggregate to three times Mr. Hatfield’s base salary ($2,025,000), plus eight quarterly installment payments equal in the aggregate to three times Mr. Hatfield’s 2010 annual bonus ($3,781,431), plus a lump sum payment equal to the pro rata portion of Mr. Hatfield’s 2011 annual bonus, assuming achievement of the target performance level ($675,000). For the Severance Participants, these amounts include a lump sum payment equal to two times their base salary (in the aggregate for Mr. Harris, $640,000; Mr. Snavely, $800,000; Mr. Nicholson, $660,000 and Mr. Perkins, $640,000), plus a lump sum payment equal to two times their target annual bonus (in the aggregate for Mr. Harris, $640,000; Mr. Snavely, $800,000; Mr. Nicholson, $660,000 and Mr. Perkins, $640,000), plus a lump sum payment equal to a pro rata portion of their 2011 annual bonus, assuming achievement of the target performance level (Mr. Harris, $160,000; Mr. Snavely, $200,000; Mr. Nicholson, $165,000 and Mr. Perkins, $160,000), plus a lump sum payment equal to 24 times the monthly cost of maintaining their health insurance benefits for purposes of COBRA and their life insurance benefits (in the aggregate for Mr. Harris, $30,162; Mr. Snavely, $30,162; Mr. Nicholson, $30,162 and Mr. Perkins, $30,162).
(2)	Except as otherwise provided for in the footnotes to this table, these amounts would be payable only if a “double-trigger” occurred, as described in the narrative accompanying this table.
(3)	All equity acceleration occurs on a “single-trigger” basis (without the necessity for any termination of employment) and will be settled in cash (as described further below). These amounts include the following values representing the accelerated vesting of the Named Executive Officers’ unvested restricted shares (all of which are time-vested): Mr. Hatfield, $2,178,291; Mr. Harris, $541,310; Mr. Snavely, $541,310; Mr. Nicholson, $541,310 and Mr. Perkins, $541,310. All of these restricted share acceleration amounts are based on a price per share of common stock of $14.60, which price is the per share purchase price under the Offer. These amounts also include the following values representing the accelerated vesting of the Named Executive Officers’ unvested stock options (all of which are time-vested): Mr. Hatfield, $4,743,491; Mr. Harris, $1,182,862; Mr. Snavely, $1,182,862; Mr. Nicholson, $1,182,862 and Mr. Perkins, $1,182,862. All of these stock option acceleration amounts are based on the difference between a price per share of common stock of $14.60, which price is the per share purchase price under the Offer, and the exercise price of the applicable stock option. None of these amounts take into account any present value adjustments.
(4)	The Named Executive Officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements.
(5)	For Mr. Hatfield, this amount includes life insurance premiums to be paid monthly by the Company until March 15, 2015 (in the aggregate $3,649) and the value of the employer portion of premiums in respect of medical and dental coverage under COBRA for a period of two years following the termination date (in the aggregate $28,194). For each of the Severance Participants, these amounts include the maximum financial consulting service reimbursement available under the Severance Plan ($25,000) and the maximum outplacement service reimbursement available under the Severance Plan ($10,000).
(6)	For Mr. Hatfield, this amount is the estimated value of the additional amount payable by the Company to offset the impact of the so-called “golden parachute” excise tax in respect of certain of Mr. Hatfield’s change in control payments and benefits. The calculation of this additional amount payable to Mr. Hatfield assumes a 45% effective income tax rate. The Severance Participants are not entitled to any tax reimbursement as a result of their Qualifying Termination during the Protection Period.
(7)	The Named Executive Officers are not entitled to any other payments or benefits.

Employment Agreement

The Employment Agreement is currently in effect and will continue in effect after the consummation of the Offer. The Employment Agreement provides for “double-trigger” change in control severance payments and benefits in the event that Mr. Hatfield provides notice of his resignation from employment with the Company within 30 days of the occurrence of a “change in control” of the Company. The consummation of the Offer would constitute a “change in control” under the Employment Agreement.

Pursuant to the terms of the Employment Agreement, in the event that Mr. Hatfield provides notice of his resignation from employment with the Company within 30 days of the occurrence of a “change in control” of the Company, he is entitled to the following benefits:

•

a lump sum cash payment equal to a pro rata portion of Mr. Hatfield’s bonus compensation in respect of the year in which termination occurs, calculated based on the Company’s actual performance for the applicable period;

•

eight quarterly payments over the two-year period following the date of Mr. Hatfield’s termination of employment equal in the aggregate to three times Mr. Hatfield’s base salary plus three times his annual bonus for the year preceding termination of employment (the payments set forth in this bullet, the “Severance Payments”); and

•

company payment of the employer portion of premiums in respect of medical and dental coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), for a period not to exceed two years from the termination date (the benefits set forth in this bullet, the “COBRA Premiums”).

Under the terms of the Employment Agreement, Mr. Hatfield receives term life insurance in the amount of $3.0 million for a period of 62 months from January 1, 2010 (which policy is owned by the Deborah L. Hatfield Article VIII Descendants Trust).

The Employment Agreement also provides that Mr. Hatfield is entitled to an additional payment, if necessary, to offset the impact of the so-called “golden parachute” excise tax in respect of payments or benefits that are deemed to be “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”).

In order to receive the Severance Payments and the COBRA Premiums, Mr. Hatfield must execute a valid release of all claims against the Company. In addition, under the terms of the Employment Agreement, Mr. Hatfield may not disclose any confidential information or data concerning the Company or its business during the term of Mr. Hatfield’s employment and thereafter. During Mr. Hatfield’s term of employment and for a period of two years following the date Mr. Hatfield ceases to be employed by the Company, Mr. Hatfield may neither solicit certain of the Company’s employees to leave the Company’s employment, nor solicit the Company’s customers or business associates to cease doing business with the Company. A material breach of the covenants described in this paragraph terminates the Company’s obligation to make any remaining payments under the Employment Agreement.

Severance Plan

The Severance Plan is currently in effect and will continue in effect after the consummation of the Offer. The Severance Plan provides for “double-trigger” change in control severance payments and benefits for Severance Participant employment terminations without “cause” or for “good reason” within two years following a “change in control” of the Company. The consummation of the Offer would constitute a “change in control” under the Severance Plan.

Under the Severance Plan, “cause” generally means, for each Severance Participant, the occurrence of any of the following:

•	the commission by the Severance Participant of (1) a felony or (2) any serious crime involving fraud, dishonesty or breach of trust;

•

gross negligence or intentional misconduct by the Severance Participant with respect to the Company or any of its subsidiaries or affiliates or in the performance of his duties to the Company or any of its subsidiaries or affiliates;

•	failure to follow a reasonable, lawful and specific direction of the Company’s Board of Directors or the Severance Participant’s direct supervisor; or

•	failure by the Severance Participant to cooperate in any corporate investigation.

For purposes of this definition of “cause,” no act or failure to act by a Severance Participant shall be considered “intentional” unless done or omitted to be done by the Severance Participant in bad faith and without reasonable belief that the Severance Participant’s action or omission was in the best interests of the Company and its subsidiaries and affiliates.

Under the Severance Plan, “good reason” generally means, for each Severance Participant, the occurrence of any of the following events without the Severance Participant’s written consent:

•	material diminution in the Severance Participant’s base compensation;

•	material diminution in the Severance Participant’s authority or duties; or

•

relocation of the Severance Participant’s primary office to a location more than 50 miles from the Severance Participant’s primary office location on the date the Severance Participant commenced participation in the Severance Plan.

Notwithstanding the foregoing, any of the circumstances described above may not serve as the basis for “good reason” unless (1) the Severance Participant provides written notice to the Company within 90 days of the initial existence of the condition(s) constituting “good reason” and (2) the Company fails to cure such condition(s) within 30 days after receipt from the Severance Participant of such notice; provided that “good reason” will cease to exist with respect to a condition two years following the initial existence of such condition (but if the Severance Participant does not claim “good reason” as a result of a condition within such period, the Severance Participant will not be deemed to have waived the right to claim “good reason” upon the existence or occurrence of a subsequent (or similar) condition).

In the event that a Severance Participant’s employment is terminated by the Company without “cause” or by him for “good reason” during the Protection Period, then the Severance Plan provides that the Severance Participant is entitled to the following benefits:

•	a lump sum cash payment equal to two times his base salary;

•	a lump sum cash payment equal to two times his target annual bonus;

•

a lump sum cash payment equal to a pro rata portion of his cash bonus award(s) with respect to which the Qualifying Termination occurs during a performance period (based on the greater of target or actual Company performance);

•	a lump sum cash payment equal to 24 times the monthly cost of maintaining his health insurance benefits for purposes of COBRA and his life insurance benefits;

•	reimbursement for 24 months of financial consulting services (subject to a maximum reimbursement of $25,000); and

•	reimbursement for 24 months of outplacement services (subject to a maximum reimbursement of $10,000).

Base salary for purposes of the lump sum payment calculations described above would be based on the greater of the Severance Participant’s base salary on his severance date, as in effect immediately prior to the “change in control,” or as in effect immediately prior to the occurrence of an event constituting “good reason.” Target annual bonus for purposes of the lump sum payment calculations described above would be based on the greater of the Severance Participant’s target annual bonus on his severance date or for the most recently completed fiscal year. The pro rata portion of cash bonus awards for purposes of the lump sum payment calculations described above would be determined by the number of days that elapsed in the applicable performance period through the severance date divided by the number of days in the full applicable performance period.

In addition, in the event of a Qualifying Termination of a Severance Participant’s employment during the Protection Period, the Severance Plan also provides that, notwithstanding the terms of any equity agreement, all of the Severance Participant’s outstanding equity awards (including, without limitation, stock options, stock appreciation rights, restricted stock and restricted stock units) will fully vest and become non-forfeitable, with (1) any outstanding stock options and stock appreciation rights becoming fully exercisable (and with all stock options and stock appreciation rights remaining exercisable for at least 12 months following the severance date (but in no event later than the date of expiration of the original term of such award)); and (2) the restriction period on any restricted stock and restricted stock units held by the Severance Participant will lapse and any other requirements or conditions with respect to the foregoing or other equity-based awards held by the Severance Participant will lapse and be disregarded. All equity awards accelerated as described above will be settled in accordance with the terms of the applicable equity incentive plan and any applicable award agreement.

If any payment or benefit received or to be received by any Severance Participant would be subject to the so-called “golden parachute” excise tax imposed under Section 4999 of the Code, then the Severance Participant’s payments and benefits would be either delivered in full or delivered as to such lesser extent that would result in no portion of such benefits being subject to such excise taxes, whichever results in him receiving, on an after-tax basis, the greatest amount of benefits.

Prior to receiving the benefits described in the Severance Plan, the Severance Participant would be required to execute a general waiver and release of claims agreement. In addition, participation in the Severance Plan is conditioned upon the Severance Participant not soliciting employees or customers of the Company or its affiliates for two years following his severance date. As a condition to participation in the Severance Plan, the Severance Participant may not engage in certain “competitive activity” for a period of one year following his severance date. Each Severance Participant is also subject to an ongoing confidentiality obligation. In the event of a breach of any of the covenants described in this paragraph, the Company may pursue all available remedies.

Equity Plan

The Equity Plan and applicable individual award agreements thereunder provide for “single-trigger” vesting of unvested Equity Plan awards upon the occurrence of a “change of control” (without the necessity for a subsequent termination of employment). The consummation of the Offer would constitute a “change of control” under the Equity Plan.

Each of the Named Executive Officers holds outstanding unvested Company stock options and outstanding unvested Company restricted shares under the Equity Plan. Pursuant to the terms of the Equity Plan and applicable individual award agreements thereunder, as well as other Company actions in connection with the Offer:

•

all outstanding Company stock options will be cashed-out upon the consummation of the Offer in exchange for a lump sum cash amount equal to the excess, if any, of the Offer Price over the exercise price of the Company stock option, payable within 15 business days following the consummation of the Offer; and

•

all outstanding Company restricted shares will be converted, upon the consummation of the Offer, into a right to receive the Offer Price, payable within 15 business days following the consummation of the Offer.

Appraisal Rights

Stockholders will not have appraisal rights in connection with the Offer. However, if Purchaser or Parent purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time may have the right pursuant to the provisions of Section 262 of the DGCL (“Section 262”) to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or the Merger or the market value of the Shares. The value so determined could be more or less than the merger consideration or the price per share ultimately paid in any subsequent merger. Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the stockholders concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203)

with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and re-file to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent intend to file today a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The antitrust filing date is May 16, 2011. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York City time) on May 31, 2011, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC or the Antitrust Division or is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Vote Required to Approve the Merger; Short-Form Merger

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option described below), at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement (the “Short Form Threshold”), Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Condition has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and may effect the Merger without the affirmative vote of any stockholder of the Company.

Top-Up Option

Subject to the terms of the Merger Agreement and applicable law, the Company has granted Purchaser an irrevocable option (the “Top-Up Option”), exercisable after completion of the Offer and Purchaser’s purchase of a majority of the Shares, to purchase additional Shares from the Company as necessary so that Parent, Purchaser or their subsidiaries own one Share more than the Short Form Threshold. If for whatever reason Purchaser does not attain the Short Form Threshold, the Company will hold a special stockholders’ meeting to obtain stockholder approval of the Merger. In this event, the Company will call and convene a stockholder meeting to obtain such approval, and Purchaser will vote all Shares it acquires pursuant to the Offer in favor of the adoption of the Merger Agreement, thereby assuring approval.

Section 14(f) Information Statement

The Information Statement attached as Exhibit (a)(1)(C) and Annex I to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in the Information Statement, and is incorporated by reference herein.

Litigation

On May 9 and May 11, 2011, two putative class action lawsuits were filed in the Court of Chancery of the State of Delaware purportedly on behalf of a class of stockholders of the Company, respectively docketed as Kirby v. International Coal Group, Inc., et al., Case No. 6464 and Kramer v. Wilbur L. Ross, Jr., et al., Case No. 6470 (collectively, the “Delaware Actions”). Each of the complaints names as defendants the Company, members of the Company Board, Parent, and Purchaser. Each of the complaints alleges, inter alia, that the members of the Company Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize the value of the Company to its stockholders or engage in an appropriate sales process in connection with the proposed transaction and that Parent and Purchaser aided and abetted the alleged breach. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

In addition, on May 9, 2011, two putative class action lawsuits were filed in the Circuit Court of Putnam County, West Virginia purportedly on behalf of a class of stockholders of the Company, docketed as Walker v. International Coal Group, Inc., et al., Case No. 11-C-123 and Huerta v. International Coal Group, Inc., et al., Case No. 11-C-124. On May 11, 2011, a putative class action lawsuit was filed in the Circuit Court of Kanawha County, West Virginia purportedly on behalf of a class of stockholders of the Company, docketed as Goe v. International Coal Group, Inc., et al., Case No. 11-C-766. On May 13, 2011, a putative class action complaint was filed in the Circuit Court of Putnam County, West Virginia purportedly on behalf of a class of stockholders of the Company, docketed as Eyster v. International Coal Group, Inc., et. al., Case No. 11-C-131 (collectively with the Walker, Huerta, and Goe actions, the “West Virginia State Court Actions”). Each of the complaints names as defendants the Company, members of the Company Board, and Parent. The Huerta and Eyster complaints also names Purchaser as a defendant. The Goe complaint also names certain officers of the Company, Parent’s CEO and chairman of the board of directors, and Purchaser as defendants. Each of the complaints alleges, inter alia, that the Company and/or the Company’s directors and/or officers breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize the value of the Company to its stockholders or engage in an appropriate sales process in connection with the proposed transaction and that Parent aided and abetted the alleged breach. The Huerta and Eyster complaints also allege that the Company and Purchaser aided and abetted the alleged breach. The Goe complaint additionally alleges that the Company is secondarily liable for the alleged breach and that Purchaser and Parent’s CEO and chairman of the board of directors aided and abetted the alleged breach. Plaintiffs seek relief that includes, inter alia, an injunction prohibiting the proposed transaction, rescission, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

On May 12, 2011, a putative class action lawsuit was filed in the United States District Court for the Southern District of West Virginia purportedly on behalf of a class of stockholders of the Company, docketed as Giles v. ICG, Inc., et al., Case No. 3:11-0330 (“West Virginia Federal Court Action,” collectively with the West Virginia State Court Actions, the “West Virginia Actions”). The complaint names as defendants the Company, members of the Company Board, Parent, and Purchaser. The complaint alleges, inter alia, that the members of the Company Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize the value of the Company to its stockholders or engage in an appropriate sales process in connection with the proposed transaction and that the Company, Parent and Purchaser aided and abetted the alleged breach. Plaintiff seeks relief that includes, inter alia, an injunction prohibiting the proposed transaction, an accounting, and costs and disbursements of the action, including attorneys’ fees and experts’ fees.

On May 13, 2011, defendants in the Delaware Actions and the West Virginia Actions (collectively, the “Actions”) filed motions in the Court of Chancery of the State of Delaware and the United States District Court for the Southern District of West Virginia seeking an order that the Actions proceed in a single jurisdiction, and postmarked the same motion to the Circuit Courts of Putnam and Kanawha Counties, West Virginia.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 as filed with the SEC on February 17, 2011 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 as filed with the SEC on May 6, 2011.

Cautionary Note Regarding Forward-Looking Statements

Statements in this Schedule 14D-9 that are not historical facts are forward-looking statements within the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995 and may involve a number of risks and uncertainties. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement entered into by Parent, Purchaser and the Company on May 2, 2011, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to various risks, uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements: uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the our stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; the effects of disruption from the transactions on our business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to our business, including, market demand for coal, electricity and steel; availability of qualified workers; future economic or capital market conditions; weather conditions or catastrophic weather-related damage; our production capabilities; consummation of financing, acquisition or disposition transactions and the effect thereof on our business; a significant number of conversions of our convertible senior notes prior to maturity; our plans and objectives for future operations and expansion or consolidation; our relationships with, and other conditions affecting, our customers; availability and costs of key supplies or commodities such as diesel fuel, steel, explosives and tires; availability and costs of capital equipment; prices of fuels which compete with or impact coal usage, such as oil and natural gas; timing of reductions or increases in customer coal inventories; long-term coal supply arrangements; reductions and/or deferrals of purchases by major customers; risks in or related to coal mining operations, including risks relating to third-party suppliers and carriers operating at our mines or complexes; unexpected maintenance and equipment failure; adoption by Appalachian states of EPA guidance regarding stringent water quality-based limitations in CWA Section 402 wastewater discharge permits and CWA Section 404 dredge and fill permits; environmental, safety and other laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage; ability to obtain and maintain all necessary governmental permits and authorizations; competition among coal and other energy producers in the United States and internationally; railroad, barge, trucking and other transportation availability, performance and costs; employee benefits costs and labor relations issues; replacement of our reserves; our assumptions concerning economically recoverable coal reserve estimates; availability and costs of credit, surety bonds and letters of credit; title defects or loss of leasehold interests in our properties which could result in unanticipated costs or inability to mine these properties; the impact of the mine explosion at a competitor’s mine on federal and state authorities’ decisions to enact laws and regulations that result in more frequent mine inspections, stricter enforcement practices and enhanced reporting requirements; future legislation and changes in regulations or governmental policies or changes in interpretations or enforcement thereof, including with respect to safety enhancements and environmental initiatives relating to global warming and climate change; impairment of the value of our long-lived and deferred tax assets; our liquidity, including our ability to adhere to financial covenants related to our borrowing arrangements; adequacy and sufficiency of our internal controls; and legal and administrative proceedings, settlements, investigations and claims, including those related to citations and orders issued by regulatory authorities, and the availability of related insurance coverage.

You should keep in mind that any forward-looking statements made by us in this Schedule 14D-9 or elsewhere speaks only as of the date on which the statements were made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us or anticipated results. We have no duty to, and do not intend to, update or revise the forward-looking statements in this Schedule 14D-9 after the date of this Schedule 14D-9, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this Schedule 14D-9 might not occur. When considering these forward-looking statements, you should keep in mind the cautionary statements in this Schedule 14D-9 and in our other SEC filings, including the more detailed discussion of these factors, as well as other factors that could affect our results, contained in Item 3, “Quantitative and Qualitative Disclosures About Market Risk,” as well as in the “Risks Relating to Our Business” section of Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 16, 2011.*	(A	)

(a)(1)(B)	Letter of Transmittal (including Form W-9).*	(A	)

(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).

(a)(1)(D)	Joint Press Release issued by the Company and Parent, dated May 2, 2011.	(B	)

(a)(1)(E)	Summary Newspaper Advertisement published in The Wall Street Journal on May 16, 2011.	(A	)

(a)(1)(F)	Notice of Guaranteed Delivery.*	(A	)

(a)(1)(G)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	(A	)

(a)(1)(H)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*	(A	)

(a)(1)(I)	Tender and Voting Agreement, dated as of May 2, 2011, by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc.	(B	)

(a)(1)(J)	Tender and Voting Agreement, dated as of May 2, 2011, by and among Arch Coal, Inc., Atlas Acquisition Corp. and certain stockholders of International Coal Group, Inc.	(B	)

(a)(1)(K)	Press Release issued by Parent on May 16, 2011.	(A	)

(a)(2)	Opinion of UBS Securities LLC, dated May 1, 2011 (included as Annex II to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, dated May 2, 2011, by and among Parent, Purchaser and the Company.	(B	)

(e)(2)	Non-Disclosure Agreement, dated as of February 25, 2011, by and between the Company and Parent.†

(e)(3)	Letter Agreement, dated as of March 15, 2011, by and between the Company and Parent.†

(e)(4)	Registration Rights Agreement, dated as of April 2005, by and among International Coal Group, Inc., ICG Holdco, Inc., WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Greenlight Capital Qualified, LP, Stark Trading, Shepherd International Coal Holdings Inc. and Varde Coal, Inc.	(C	)

(e)(5)	Registration Rights Agreement, dated as of May 16, 2008, by and between International Coal Group, Inc. and Fairfax Financial Holdings Limited.	(D	)

(e)(6)	Advisory Services Agreement, effective as of October 1, 2004, between International Coal Group, LLC and W.L. Ross & Co. LLC.	(E	)

(e)(7)	Amended and Restated Employment Agreement, dated as of December 31, 2009, by and between Bennett K. Hatfield and International Coal Group, Inc.	(F	)

(e)(8)	International Coal Group, Inc. Amended and Restated 2005 Equity and Performance Incentive Plan.	(G	)

Exhibit No.	Description

(e)(9)	International Coal Group, Inc. Amended and Restated 2005 Equity and Performance Incentive Plan: Incentive Stock Option Agreement.	(H	)

(e)(10)	International Coal Group, Inc. Amended and Restated 2005 Equity and Performance Incentive Plan: Non-Qualified Stock Option Agreement.	(H	)

(e)(11)	International Coal Group, Inc. Amended and Restated 2005 Equity and Performance Incentive Plan: Restricted Share Agreement.	(H	)

(e)(12)	Form of Indemnification Agreement.	(I	)

(e)(13)	International Coal Group, Inc. 2005 Amended and Restated Equity and Performance Incentive Plan: Non-Employee Director Restricted Share Unit Agreement.	(H	)

(e)(14)	Amended and Restated International Coal Group, Inc. Executive Severance Plan.	(J	)

(e)(15)	International Coal Group, Inc. Director Compensation Plan.	(K	)

(e)(16)	Second Amended and Restated Certificate of Incorporation of International Coal Group, Inc.	(L	)

(e)(17)	Third Amended and Restated By-Laws of International Coal Group, Inc., effective as of November 17, 2010.	(M	)

(g)	Not applicable

*	Included in materials mailed to stockholders of the Company.
†	Filed herewith.
(A)	Previously filed as an exhibit to the Schedule TO of Parent and Purchaser filed with the SEC on May 16, 2011.
(B)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2011.
(C)	Previously filed as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on June 15, 2005, and incorporated herein by reference.
(D)	Previously filed as Exhibit 1.2 to Amendment No. 1 to Schedule 13D of Fairfax Financial Holdings Limited, filed on May 29, 2008, and incorporated herein by reference.
(E)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on April 28, 2005, and incorporated herein by reference.
(F)	Previously filed as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on January 29, 2010, and incorporated herein by reference.
(G)	Previously filed as Annex A to the Company’s Definitive Proxy Statement on Schedule 14A (File No. 001-32679), filed on April 15, 2009, and incorporated herein by reference.
(H)	Previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 6, 2010, and incorporated herein by reference.
(I)	Previously filed as an exhibit to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on September 28, 2005 and incorporated herein by reference.
(J)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2011).
(K)	Previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 8, 2007, and incorporated herein by reference.
(L)	Previously filed as an exhibit to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (Reg. No. 333-124393), filed on October 24, 2005 and incorporated herein by reference.
(M)	Previously filed as an exhibit to the Company’s Current Report on Form 8-K, filed on November 19, 2010, and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2011

INTERNATIONAL COAL GROUP, INC.

By:	/S/ BENNETT K. HATFIELD
Name:	Bennett K. Hatfield
Title:	President and Chief Executive Officer

ANNEX I

INTERNATIONAL COAL GROUP, INC.

300 CORPORATE CENTRE DRIVE

SCOTT DEPOT, WEST VIRGINIA 25560

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about May 16, 2011 to holders of record of common stock, par value $0.01 per share (the “Common Stock”), of International Coal Group, Inc., a Delaware corporation (“ICG” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Atlas Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Arch Coal, Inc., a Delaware Corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Company Board,” the “Board of Directors,” or the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of May 2, 2011, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on May 16, 2011 to purchase all of the issued and outstanding Shares, at a price of $14.60 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 16, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 8:00 a.m. (New York City time) on June 14, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on May 16, 2011.

The Merger Agreement provides that, promptly after Purchaser accepts for payment and pays for any Shares tendered and not withdrawn pursuant to the Offer (the “Appointment Time”), and at all times thereafter, Purchaser will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser bears to the total number of Shares then outstanding; provided, however, that, subject to applicable law and the rules of the New York Stock Exchange (“NYSE”), Purchaser shall be entitled to designate at least a majority of the directors on the Board of Directors of the Company at all times following the Appointment Time.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the possible appointment of Purchaser’s designees to the Company Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent, Purchaser and Purchaser’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER’S DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Purchaser has not determined who will be its designees to the Company Board. However, Purchaser has informed the Company that Purchaser will choose its designees to the Company Board from the list of persons set forth below (the “Potential Designees”). In the event that additional designees of Purchaser are required in order to constitute a majority of the Company Board, such additional designees will be selected by Purchaser from among the executive officers and directors of Parent listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference.

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Purchaser has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than June 14, 2011, and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of May 16, 2011, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is c/o Arch Coal, Inc., One CityPlace Drive, Suite 300, St. Louis, Missouri 63141.

Name	Age	Current Principal Occupation and Five-Year Employment History
Paul A. Lang	50	Paul A. Lang has served as Parent’s Senior Vice President-Operations since December 2006. Mr. Lang served as President of Parent’s Western Operations from July 2005 through December 2006 and President and General Manager of Thunder Basin Coal Company, L.L.C., a subsidiary of Parent, from 1998 through July 2005.

John T. Drexler	42	John T. Drexler has served as Parent’s Senior Vice President and Chief Financial Officer since April 2008. Mr. Drexler served as Parent’s Vice President-Finance and Accounting from March 2006 to April 2008. From March 2005 to March 2006, Mr. Drexler served as Parent’s Director of Planning and Forecasting. Prior to March 2005, Mr. Drexler held several other positions within Parent’s finance and accounting department.

Name	Age	Current Principal Occupation and Five-Year Employment History
John W. Eaves	53	John W. Eaves has served as Parent’s President and Chief Operating Officer since April 2006. Mr. Eaves has also been a director of Parent since February 2006. From 2002 to April 2006, Mr. Eaves served as Parent’s Executive Vice President and Chief Operating Officer.

Robert G. Jones	54	Mr. Jones has served as Parent’s Senior Vice President-Law, General Counsel and Secretary since August 2008. Mr. Jones served as Vice President-Law, General Counsel and Secretary of Parent from 2000 to August 2008.

Steven F. Leer	58	Steven F. Leer has been Parent’s Chief Executive Officer since 1992. From 1992 to April 2006, Mr. Leer also served as Parent’s President. In April 2006, Mr. Leer became Chairman of the board of directors of Parent.

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 2,000,000,000 shares of Common Stock and 200,000,000 shares of preferred stock, par value $0.01 per share. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of May 12, 2011, there were 204,175,202 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on May 16, 2011:

Name	Age	Position
Wilbur L. Ross, Jr.	73	Non-Executive Chairman and Director

Bennett K. Hatfield	54	President, Chief Executive Officer and Director

Wendy L. Teramoto	36	Director

Maurice E. Carino, Jr. (1)(2)	66	Director

Stanley N. Gaines (1)(3)	76	Director

Samuel A. Mitchell (1)(2)(3)	68	Director

Cynthia B. Bezik (1)(3)	58	Director

William J. Catacosinos (2)(3)	81	Director

Phillip Michael Hardesty	48	Senior Vice President, Sales and Marketing

Bradley W. Harris	51	Senior Vice President, Chief Financial Officer and Treasurer

Oren Eugene Kitts	56	Senior Vice President, Mining Services

Samuel R. Kitts	49	Senior Vice President, Business Development and Asset Management

Name	Age	Position
Roger L. Nicholson	50	Senior Vice President, Secretary and General Counsel

Gary A. Patterson	54	Senior Vice President, West Virginia-Maryland Region

William Scott Perkins	55	Senior Vice President, Kentucky-Illinois Region

Charles G. Snavely	55	Executive Vice President, Mining Operations

Joseph R. Beckerle	49	Chief Accounting Officer

(1)	Member of the Compensation Committee.
(2)	Member of the Nominating and Corporate Governance Committee.
(3)	Member of the Audit Committee.

Board of Directors

Wilbur L. Ross, Jr. Mr. Ross, age 73, has served as the Non-Executive Chairman of our Board of Directors since April 2005 and formerly served in the same capacity at ICG, Inc. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the managing member of the general partner of WL Ross Group, L.P., which in turn is the managing member of the general partner of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., WLR Recovery Fund III L.P., WLR Recovery Fund IV L.P., Asia Recovery Fund L.P., Asia Recovery Co-Investment Fund L.P., Absolute Recovery Hedge Fund L.P., India Asset Recovery Fund and Japan Real Estate Recovery Fund, a member of the Investment Committee of the Taiyo Funds (Taiyo Fund, Taiyo Cypress Fund and Taiyo Pearl Fund) and the Chairman of Invesco Private Capital. Mr. Ross is also Chairman of International Textile Group, Inc., a global, diversified textile provider that produces automotive safety, apparel, government uniform, technical and specialty textiles; Nano-Tex, Inc., a fabric innovations company located in the United States; and International Automotive Components Group S.A., a joint-venture company with interests in automotive interior plastics. Mr. Ross is also an executive officer of Invesco Private Equity; and Plascar Participacoes SA. Mr. Ross is a board member of ArcelorMittal N.V.; Assured Guaranty Ltd., a provider of financial guaranty and credit enhancement products; Bank United, Inc.; Compagnie Européenne de Wagons SARL in Luxembourg; Insuratex, Ltd., an insurance company in Bermuda; Plascar Participacoes SA; The Greenbrier Companies, a supplier of transportation equipment and services to the railroad industry; International Automotive Components Group Brazil LLC; International Automotive Components Group North America LLC; Air Lease Corporation; First Michigan Bank; OCM Limited; Ohizumi Manufacturing Company Limited; and Sun Bancorp. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was previously a director of Mittal Steel Co. N.V. from April 2005 to June 2006, a director of International Steel Group Inc. from February 2002 to April 2005, a director of Montpelier RE Holdings Ltd. from 2006 to March 2010, and a director of Syms Corp. from 2000 through 2007. Mr. Ross was also formerly Chairman of the Smithsonian Institution National Board and currently is a board member of, the Japan Society, British American Business Council; Committee on Capital Markets Regulations; U.S. — India Business Council; the Yale University School of Management, the Harvard Business School Club of New York, the Palm Beach Civic Association, the Palm Beach Preservation Foundation, Palm Beach Firefighters Retirement Board, the Partnership for New York City and the Briarcliffe Condominium Apartment Building. He holds an A.B. from Yale University and an M.B.A., with distinction, from Harvard University.

Mr. Ross has keen business acumen as well as significant experience in finance and knowledge of the capital markets that provides the Board of Directors with invaluable transactional and financial assistance and insight. Mr. Ross also represents one of the Company’s largest stockholders.

Bennett K. Hatfield. Mr. Hatfield, age 54, has been our President, Chief Executive Officer and a director since March 2005. Prior to joining us, Mr. Hatfield served as President, Eastern Operations of Arch Coal, Inc., a

producer of coal in the eastern and western United States, from March 2003 until March 2005. Prior to joining Arch Coal, Inc., Mr. Hatfield was Executive Vice President of El Paso Energy’s Coastal Coal Company, a Central Appalachian coal producer, from December 2001 through February 2003. That assignment was preceded by a lengthy career with Massey Energy Company, a Central Appalachian coal producer, where he last served as Executive Vice President and Chief Operating Officer from June 1998 through December 2001. Mr. Hatfield has a B.S. in Mining Engineering from Virginia Polytechnic Institute and University.

As the President and Chief Executive Officer of the Company, Mr. Hatfield provides the Board of Directors with knowledge of the daily affairs of ICG and with essential experience, insight and expertise in mine planning and development, strategic development and the coal industry in general.

Wendy L. Teramoto. Ms. Teramoto, age 36, has been a director since October 2004 and was Secretary of ICG, Inc. from October 2004 until April 2005. Presently, Ms. Teramoto is a Managing Director at WL Ross & Co. LLC, and before her current position, Ms. Teramoto served as Senior Vice President from July 2005 through January 2010 and as Vice President from April 2000 through July 2005. Prior to joining WL Ross & Co. LLC, Ms. Teramoto worked at Rothschild Inc., an investment banking firm. Additionally, Ms. Teramoto is a director at Wagon PLC, an automotive parts manufacturer, and at The Greenbrier Companies, Inc., a supplier of transportation equipment and services to the railroad industry. Ms. Teramoto received a B.S. in Accounting and Finance from the University of Colorado.

Ms. Teramoto has significant expertise in analyzing financial issues and experience with manufacturing companies that provides the Board of Directors with essential financial skills and insight directly relevant to the Company. Ms. Teramoto also represents one of the Company’s largest stockholders.

Maurice E. Carino, Jr. Maurice E. Carino, Jr., age 66, has been a director since May 2006. Since April 2003, Mr. Carino has owned and operated a family business. From April 2003 to May 2005, Mr. Carino was also a consultant to International Steel Group Inc., representing the company on Capitol Hill on a wide range of legislative issues, including international trade, taxes and healthcare. Beginning in 1985 until 2003, Mr. Carino held various positions with Bethlehem Steel Corporation, including Manager of Federal Government Affairs, and Vice President of Federal Government Affairs. While at Bethlehem Steel, Mr. Carino also (i) served as Bethlehem Steel’s Washington representative to the Business Roundtable, (ii) was a member of President George W. Bush’s Industry Sector Advisory Committee for steel-related issues, and (iii) served as a chairman of the American Iron and Steel Institute’s Federal Government Affairs Committee, as well as a member of its Energy, Environment and Tax Committee. Prior to joining Bethlehem Steel in 1985, Mr. Carino was employed by the Electric Power Research Institute as Regional Manager of Member Services and worked for General Electric in various industry segments for over 15 years. Mr. Carino was also a founding member of the Washington Coal Club. He has a B.S. in Engineering Management from Boston University and an M.B.A. from University of Santa Clara.

Mr. Carino has significant business and manufacturing experience, particularly in the steel industry, an important market for our products, and in governmental affairs, both of which provide the Board of Directors with practical knowledge and management experience.

Stanley N. Gaines. Mr. Gaines, age 76, has been a director since May 2006. He is currently retired. Prior to retirement, Mr. Gaines served as the General Manager for five different business units and the Chief Executive Officer of a company with five business segments. In addition, Mr. Gaines was a director and member of the audit committee of the public company, ModTech Holdings, Inc., a national designer and manufacturer of modular buildings. Mr. Gaines served as the Chairman and CEO of GNB Inc., an automotive and industrial battery company, from 1982 to 1988. Prior to GNB, Inc., Mr. Gaines was Senior Vice President, International from 1981 through 1983 and Group Vice President, Batteries, from 1971 through 1981 for Gould Inc., an international and diversified manufacturer. In addition, Mr. Gaines serves as a director of the Battery Council International and as a director and an executive committee member of Students in Free Enterprise. Mr. Gaines attended the University of Virginia and the Harvard Business School Advanced Management Program.

Mr. Gaines has significant experience in the management and development of manufacturing businesses, which provides the Board of Directors with practical knowledge and management experience.

Samuel A. Mitchell. Mr. Mitchell, age 67, has been a director since April 2008. Since 2004, Mr. Mitchell has been a Managing Director of Hamblin Watsa Investment Counsel, a wholly-owned subsidiary of Fairfax Financial Holdings, Inc., a Toronto-based property and casualty insurance holding company. Hamblin Watsa is responsible for managing the investments of Fairfax Financial. From 2005 to 2007, Mr. Mitchell was a director of Odyssey Re Holdings Corp., a majority-owned subsidiary of Fairfax Financial that is an underwriter of property and casualty treaty and facultative reinsurance. Prior to joining Hamblin Watsa, Mr. Mitchell was Managing Director and co-founder in 1993 of Marshfield Associates, a Washington, D.C.-based investment counsel firm. Mr. Mitchell also has experience in the healthcare industry, having served as a Director of Research and Federal Relations for the Federation of American Health Systems from 1983 to 1993, and as Director of Research for the Health Industry Manufacturers Association from 1977 to 1981. In 1973, he co-founded Research from Washington, which advised large institutional investors on the outlook and economic impact of legislation and federal government initiatives. Mr. Mitchell started his career in 1968 with the Washington, D.C.-based investment counsel firm, Davidge and Co. Since October 2010, Mr. Mitchell has been a director of Overstock.com, an online retailer. He has a B.A. from Harvard College and an M.B.A. from Harvard Business School.

Mr. Mitchell has significant business and investment experience that provides the Board of Directors with financial expertise. Mr. Mitchell also represents one of the Company’s largest stockholders.

Cynthia B. Bezik. Ms. Bezik, age 58, has been a director since April 2005 and was a director of ICG, Inc. from December 2004 through December 2005. Ms. Bezik has over thirty years of financial management experience. She currently provides financial consulting services to companies on a free-lance basis. From May 2006 to August 2008, she was the Chief Financial Officer of WCI Steel, Inc., an integrated, flat-rolled steel producer. Prior to that, Ms. Bezik worked as a financial consultant to the $300 million Senior Secured Noteholders in the WCI Steel, Inc. bankruptcy proceedings from May 2004 to May 2006. From November 1997 through July 2003, Ms. Bezik was a Senior Vice President — Finance and Chief Financial Officer at Cliffs Natural Resources, Inc. (f/k/a Cleveland-Cliffs Inc.), a NYSE-listed company that is a major supplier to the steel industry. Before that, she was the Treasurer at Cliffs Natural Resources, Inc. from October 1994 through October 2003. Earlier in her career, Ms. Bezik was on the audit staff of Ernst & Young, LLP, a professional services organization, and worked for AM International, a large manufacturing company. From September 2005 through mid-2009, Ms. Bezik served as a member of the Board of Managers of Cadence Innovation LLC (f/k/a New Venture Holdings, LLC), a privately held, tier-one automotive supplier, and was appointed chair of its audit committee in October 2005. Additionally, from February through September 2004, Ms. Bezik was a director and chair of the audit committee of Oxford Automotive, Inc., a privately held, tier-one automotive supplier, prior to its filing for reorganization in 2004. Ms. Bezik is a C.M.A. (Certified Management Accountant) and holds a B.S. from Youngstown State University and an M.B.A. from Case Western Reserve University.

Ms. Bezik’s substantial financial and accounting expertise and work experience, particularly in the metals, mining and manufacturing industries, provides the Board of Directors with essential financial skills and insight directly relevant to the Company.

William J. Catacosinos. Dr. Catacosinos, age 80, has been a director since April 2005 and was formerly a director of ICG, Inc. Dr. Catacosinos has served as Managing Partner of Laurel Hill Capital Partners LLC, a private equity investment firm, for over five years. Dr. Catacosinos also currently serves as Manager of the Laurel Hill Advisory Group, LLC and as President of the Laurel Hill Advisory Group Company, a corporate governance consulting firm. From 2000 until the end of 2005, Dr. Catacosinos served as the Chairman, President and Chief Executive Officer of TNP Enterprises, Inc., the parent of Texas-New Mexico Power, an electric utility located in Fort Worth, Texas. Dr. Catacosinos was Chairman and Chief Executive Officer of Long Island Lighting Company, an electric utility, from January 1984 to July 1998. Dr. Catacosinos was also a director of

Preservation Science, Inc., a St. Petersburg, Florida, company that researches, develops and markets preservatives and preservative technologies for food, beverage and industrial products. He earned a B.S., an M.B.A. and a Ph.D. in Economics from New York University.

Dr. Catacosinos has significant experience in the energy industry, investment management and corporate governance, as well as prior Chief Executive Officer experience that provides the Board of Directors with industry knowledge and management experience and corporate governance expertise.

Executive Officers

Bennett K. Hatfield. Mr. Hatfield has been our President, Chief Executive Officer and a director since March 2005. Prior to joining us, Mr. Hatfield served as President, Eastern Operations of Arch Coal, Inc., a producer of coal in the eastern and western United States, from March 2003 until March 2005. Prior to joining Arch Coal, Inc., Mr. Hatfield was Executive Vice President of El Paso Energy’s Coastal Coal Company, a Central Appalachian coal producer, from December 2001 through February 2003. That assignment was preceded by a lengthy career with Massey Energy Company, a Central Appalachian coal producer, where he last served as Executive Vice President and Chief Operating Officer from June 1998 through December 2001. Mr. Hatfield has a B.S. in Mining Engineering from Virginia Polytechnic Institute and State University.

Phillip Michael Hardesty. Mr. Hardesty has been our Senior Vice President, Sales and Marketing since April 2005. Previously, Mr. Hardesty held various positions with Arch Coal, Inc., a producer of coal in the eastern and western United States, including Vice President, Commercial Optimization from January 2005 through April 2005, Vice President, Marketing Services — East from July 2002 through January 2005, and Director of Marketing Services — East from August 1998 until July 2002. His primary responsibilities at Arch Coal were direct trading, transportation and optimization functions. Mr. Hardesty has a B.S. in Accounting from the University of Kentucky.

Bradley W. Harris. Mr. Harris has been our Vice President and Chief Financial Officer since September 2006, our Senior Vice President since May 2007 and our Treasurer since November 2007. Prior to joining us, Mr. Harris was employed by GMH Communities Trust, or GMH, a self-advised, self-managed, specialty housing company, where he most recently served as Executive Vice President and Chief Financial Officer and was responsible for financial reporting, accounting, information technology and human resources from August 2004 through March 2006. From April 2004 through July 2004, Mr. Harris served as a consultant for GMH Associates, Inc. and GMH on accounting matters. In July 2004, Mr. Harris was appointed Senior Vice President and Chief Accounting Officer of GMH, and was appointed Chief Financial Officer in August 2004. From September 1999 through March 2004, Mr. Harris served as Vice President and Chief Accounting Officer of Brandywine Realty Trust, an office property REIT. Prior to that time, Mr. Harris served as the Controller of Envirosource, Inc., a service provider to the steel industry, from 1996 through 1999, and as an Audit Senior Manager for Ernst & Young LLP, specializing in real estate, from 1981 through 1996. Mr. Harris is a C.P.A. (Certified Public Accountant) and has a B.S. in Accounting and an M.B.A., both from Lehigh University.

Oren Eugene Kitts. Mr. Kitts has been our Senior Vice President, Mining Services since May 2005. Prior to his employment with us, Mr. Kitts was most recently Vice President, Environmental & Technical Affairs for Eastern Operations at Arch Coal, Inc. from May 2003 until May 2005, where he was responsible for regulatory compliance, permitting and management of eastern operations technical staff. Prior to working at Arch Coal, Mr. Kitts was a partner in Summit Engineering Company, a Central Appalachian regional mining and civil engineering company, from May 1996 until May 2003. Before joining Summit Engineering, Mr. Kitts spent over twelve years with A. T. Massey Coal Company, Inc., a Central Appalachian coal producer, in a variety of technical and management assignments, including President of Massey Coal Services. Mr. Kitts initially worked for Pickands Mather & Company, an iron ore mining and shipping company, as the environmental engineer for its coal mining operations in southern West Virginia and eastern Kentucky. Mr. Kitts has a B.S. in Civil Engineering from West Virginia University.

Samuel R. Kitts. Mr. Kitts has been our Senior Vice President, Business Development and Asset Management since March 2011. Previously he served as Senior Vice President, Planning and Organizational Development since August 2008, was our Senior Vice President, West Virginia Region Operations from November 2007 to August 2008 and was our Senior Vice President, West Virginia and Maryland Operations from April 2005 to November 2007. Prior to his employment with us, Mr. Kitts was the Vice President of Alpha Natural Resources Services, a coal supplier, from April 2004 to April 2005 and the President of Brooks Run Mining Co., LLC, a Central Appalachian coal producer, from February 2003 to April 2005, where has was responsible for overall management of mining operations. From March 2002 to February 2003, Mr. Kitts was the President of Brooks Run Coal Company. Prior to that time, Mr. Kitts held various management positions at Massey Energy Company from December 1986 to March 2002. Mr. Kitts has a B.S. in Geology and an M.B.A. from Marshall University.

Roger L. Nicholson. Mr. Nicholson has been our Senior Vice President and General Counsel since April 2005 and our Secretary since February 2006. Prior to joining us, Mr. Nicholson was a member at the law firm of Jackson Kelly, PLLC from April 2002 to April 2005. His practice focused on energy and natural resources, mergers and acquisitions and commercial and mineral real estate. Before joining Jackson Kelly, PLLC, Mr. Nicholson served as Vice President, Secretary and General Counsel of Massey Energy Company, a Central Appalachian coal producer, from February 2000 to April 2002. From June 1995 to February 2000, Mr. Nicholson was assistant general counsel of Massey Energy Company. He has a B.S. in Economics and Political Science from Georgetown College and a J.D. from the University of Kentucky.

Gary A. Patterson. Mr. Patterson has been our Senior Vice President, West Virginia-Maryland Region since August 2010 and was President and General Manager of ICG Beckley from May 2009 to August 2010. Prior to his employment with us, Mr., Patterson served as President of AMVEST WV Coal, a Central Appalachia coal mining company, from 1999 to 2009. From 1979 to when he joined AMVEST WV Coal in 1993, Mr. Patterson held various operations management positions at Shell Mining Company. Mr. Patterson has a B.S. in mining engineering from Michigan Technological.

William Scott Perkins. Mr. Perkins has been our Senior Vice President, Kentucky-Illinois Region since August 2010, was our Senior Vice President, Kentucky Region Operations from November 2007 to August 2010, and was our Senior Vice President, Kentucky and Illinois Operations from April 2005 to November 2007 and held the same position at ICG, Inc. from January 2005 to April 2005. Prior to his employment with us, Mr. Perkins held various positions with our predecessors. From July 2003 through January 2005, Mr. Perkins was the Vice President and General Manager of the Evergreen Mining Company Division of Horizon Natural Resources, where he was responsible for all aspects of operations management of a large-scale union-free surface mining operation in West Virginia. Prior to that, Mr. Perkins was the Vice President and General Manager of Horizon’s Kentucky Division — Union-Free from October 2001 until June 2003, where he was directly responsible for operations, planning, engineering, coal preparation and reclamation. From May 1999 until September 2001, Mr. Perkins was the Vice President — Appalachian Region Union-Free Surface Operations of AEI Resources where he was primarily responsible for the planning and daily management of all union-free operations in the Appalachian region. Mr. Perkins has a B.S. in Geology from Kent State University.

Charles G. Snavely. Mr. Snavely has been our Executive Vice President, Mining Operations since August 2010, our Senior Vice President, West Virginia and Northern Region Operations from November 2007 to August 2010 and our Vice President, Planning and Acquisitions from July 2005 to November 2007. Prior to his employment with us, Mr. Snavely was most recently President of Bell County Coal Corporation at James River Coal Company, a Central Appalachia coal producer, from February 1995 until June 2005. His primarily responsibilities included production, engineering, human relations, product shipment and quality, and safety of various mining operations. While at Bell County Coal, Mr. Snavely was also the President of Bledsoe Coal Corporation, Bledsoe Coal Leasing Corporation and Shamrock Coal Company, all subsidiaries of James River Coal Company, from February 2003 until May 2005. Mr. Snavely has a B.S. in Mining Engineering from Virginia Polytechnic Institute and State University.

Joseph R. Beckerle. Mr. Beckerle has been our Chief Accounting Officer since October 2007. From August 2005 until October 2007, Mr. Beckerle was our Director of Sarbanes-Oxley Compliance and External Reporting. Before joining us, Mr. Beckerle was employed by AG Edwards, Inc., a financial services holding company, from February 1999 through August 2005, serving most recently as Associate Vice President, Director of Sarbanes-Oxley Compliance and Manager of Regulatory Reporting. Mr. Beckerle also worked at Deloitte & Touche LLP from 1993 to 1999, where he last served as an Audit Senior Manager. Mr. Beckerle received a B.S. in Accounting from Southwest Missouri State University and is a C.P.A. (Certified Public Accountant).

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company, except for Oren Eugene Kitts and Samuel R. Kitts who are brothers.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

All of our employees, including our executive officers, are required to comply with our Code of Business Conduct and Ethics. The purpose of these corporate policies is to ensure to the greatest possible extent that our business is conducted in a consistently legal and ethical manner. The text of the Code of Business Conduct and Ethics is available on our website (www.intlcoal.com) by clicking on “Investor Relations” and then “Corporate Governance,” and is available in print. We will also post on our website any amendment to, or waiver from, a provision of our policies as required by law. In addition, the Board of Directors has adopted Guidelines on Significant Corporate Governance Issues. These principles were adopted by the Board of Directors to best ensure that the Board of Directors is independent from management, that the Board of Directors adequately performs its function as the overseer of management and to help ensure that the interests of the Board of Directors and management align with the interests of the stockholders. The text of the Guidelines is available on our website (www.intlcoal.com) by clicking on “Investor Relations” and then “Corporate Governance,” and is available in print.

Director Independence

As required by the rules of the NYSE, the Board of Directors evaluates the independence of its members at least once annually and at other appropriate times (e.g., in connection with a change in employment status or other significant status changes) when a change in circumstances could potentially impact the independence or effectiveness of a director.

This process is administered by the Nominating and Corporate Governance Committee, which consists entirely of directors who are independent under applicable NYSE rules. To assist it in making its independence determinations, the Board of Directors has adopted categorical standards to identify relationships that are deemed to impair a director’s independence. If none of the relationships enumerated in the categorical standards are present, a director will be deemed to be independent. These categorical standards are attached as an annex to our above-described Guidelines on Significant Corporate Governance Issues. These categorical standards, which are consistent with the general requirements of independence under the NYSE rules, provide that a director is independent if the Board of Directors determines that he or she currently has no direct or indirect material relationship with us and:

•	for the last three years, the director has not been our employee and no member of the director’s immediate family has been one of our executive officers;

•

for the last three years, neither the director, nor any member of the director’s immediate family, has received more than $120,000 during any 12-month period in direct compensation from us (other than director or committee fees, pensions, deferred compensation or non-executive compensation as an employee);

•

(i) the director is not a current partner or employee of our internal or external auditor; (ii) no member of the director’s immediate family member is a current partner or a current partner of such firm; (iii) no director has an immediate family member who is a current employee of such a firm and personally works on our audit; and (iv) no director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on our audit within that time;

•

for the last three years, neither the director, nor any member of the director’s immediate family, has been employed as an executive officer of another company whose compensation committee includes one of our executive officers;

•

the director is not employed by, and no member of the director’s immediate family is an executive officer of, any company that within the last three years has made payments to, or received payments from, us for property or services in annual amounts exceeding the greater of $1 million or 2% of such other company’s consolidated gross revenues; and

•

the director is not employed as an executive officer of any charitable organization that within the last three years has received contributions from us in any single fiscal year exceeding the greater of $1 million or 2% of such charitable organization’s consolidated gross revenues.

After considering the above standards for independence and the standards for independence adopted by the NYSE, the Board of Directors has determined that all current directors (including those nominated for reelection), other than Mr. Hatfield, (i.e., seven of eight) are independent.

In making this determination, the Nominating and Corporate Governance Committee and the Board of Directors broadly considered all relevant facts and circumstances, including:

•	the nature of any relationships with us;

•	the significance of the relationship to us, the other organization and the individual director;

•	whether or not the relationship is solely a business relationship in the ordinary course of our and the other organization’s businesses and does not afford the director any special benefits; and

•	any commercial, banking, consulting, legal, accounting, charitable and familial relationships.

None of the directors, other than Mr. Hatfield, receives any compensation from us other than customary director and committee fees. We pay WL Ross & Co. LLC a fee for advisory services and have reimbursed certain counsel fees for WL Ross & Co. LLC and Mr. Ross as further described under “Certain Relationships and Related Person Transactions” below. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC. and Ms. Teramoto is a Senior Vice President of WL Ross & Co. LLC. The Board of Directors has determined that these fees do not impair Mr. Ross’ or Ms. Teramoto’s independence under the foregoing standards.

Director Compensation

Directors who are also our employees receive no additional pay for serving as directors. We currently compensate our non-employee directors in the amount of $50,000 per year plus $1,600 per meeting, as well as reimbursement for travel or other expenses incurred in connection with their service.

The chair of the Audit Committee of the Board of Directors receives an additional annual retainer of $15,000 and each of the chairs of the Compensation and Nominating and Corporate Governance Committees of the Board of Directors receive an additional annual retainer of $5,000. Also, commencing in 2009, each non-employee director became entitled to receive an annual grant of restricted share units equivalent to $50,000 in value on the date of grant. The grant of restricted share units is expected to be made annually simultaneously with annual equity awards to our executive officers.

Board of Directors Attendance

The Board of Directors held seven meetings during 2010. During that period, each director attended all of the meetings of the Board of Directors, with the exception of one director missing one meeting. In addition, each director attended all of the meetings of the committees on which he or she served, with the exception of one director missing one committee meeting. All of the members of our Board of Directors attended the 2010 Annual Meeting. Our independent directors held three executive sessions outside the presence of management in 2010. In his capacity as our Non-Executive Chairman, Mr. Ross presides at these executive sessions.

Communication with the Board of Directors

Stockholders and other parties interested in communicating directly with our Board of Directors, a board committee or with an individual director may do so by sending an email to RNicholson@intlcoal.com or writing to such group or persons at:

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, West Virginia 25560

Attention: Roger L. Nicholson, Senior Vice President, Secretary and General Counsel

Communications should specify the addressee(s) and the general topic of the communication. Our General Counsel will review and sort communications before forwarding them to the addressee(s). Concerns relating to accounting or auditing matters or possible violations of our Code of Business Conduct and Ethics should be reported pursuant to the procedures outlined in the Code of Business Conduct and Ethics, which is available on our website (www.intlcoal.com) by clicking on “Investor Relations” and then “Corporate Governance,” and is available in print.

Committees of the Board of Directors

The Board of Directors has appointed three standing committees from among its members to assist it in carrying out its obligations. These committees include an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each standing committee has adopted a formal charter that describes in more detail its purpose, organizational structure and responsibilities. A copy of each committee charter can be found on our website (www.intlcoal.com) by clicking on “Investor Relations” and then “Corporate Governance,” and is available in print. A description of each committee and its membership follows.

Compensation Committee

Our Compensation Committee consists of Mr. Gaines (Chair), Ms. Bezik, Mr. Carino and Mr. Mitchell, all of whom the Board of Directors has determined meet the relevant NYSE independence requirements.

The Compensation Committee met five times during 2010 and held three executive sessions outside the presence of management. Some of the primary responsibilities of the Compensation Committee include the following:

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annually reviewing the corporate goals and objectives relevant to the CEO’s compensation, evaluating the CEO’s performance in light of those goals and objectives and, together with the other independent members of the Board of Directors, determining and approving the CEO’s compensation levels, including salary, bonus, incentive and equity compensation, based on this evaluation;

•

annually reviewing the evaluation process and compensation structure for our other executive officers, evaluating the performance of our other executive officers and approving the annual compensation levels, including salary, bonus, incentive and equity compensation for such executive officers, based on these evaluations;

•	reviewing our incentive compensation plans and equity-based compensation plans and recommending changes to such plans to the Board of Directors as needed;

•	taking such actions as are contemplated to be taken by the Compensation Committee under our equity incentive and other employee benefit plans; and

•

reviewing our “Compensation Discussion and Analysis,” making a recommendation as to inclusion in our Annual Report on Form 10-K and proxy statement relating to our annual meeting of stockholders, and including such recommendation in our proxy statement for our annual meeting of stockholders.

The Compensation Committee has the authority to retain third-party consultants and independent advisors to discharge these responsibilities.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance committee consists of Dr. Catacosinos (Chair), Mr. Carino and Mr. Mitchell, all of whom the Board of Directors has determined meet the relevant NYSE independence requirements.

The Nominating and Corporate Governance Committee met four times in 2010 and held three executive sessions outside the presence of management. The duties of the Nominating and Corporate Governance Committee include, among other things:

•	identifying individuals qualified to become members of our Board of Directors;

•	recommending candidates to fill vacancies and newly-created positions on our Board of Directors;

•	recommending whether incumbent directors should be nominated for reelection to the Board of Directors;

•	reviewing and recommending corporate governance principles applicable to our Board of Directors and our employees; and

•	recommending Directors to the Board of Directors for committee membership.

Our Chief Executive Officer, members of the Nominating and Corporate Governance Committee, and other members of our Board of Directors are the primary sources for the identification of prospective nominees. The Nominating and Corporate Governance Committee also has authority to retain third-party search firms to identify director candidates. The Nominating and Corporate Governance Committee assesses potential director nominees based on a variety of factors, such as judgment, skill, diversity, integrity, experience with businesses and other organizations of comparable size and the interplay of the candidate’s experience with the other directors.

The Nominating and Corporate Governance Committee will also consider director recommendations from stockholders that are properly submitted. This does not necessarily mean, however, that any person recommended by a stockholder will be nominated by the Nominating and Corporate Governance Committee. For a description of the process for nominating directors in accordance with our Third Amended and Restated By-laws, please refer to “Stockholder Nominations” below. The Nominating and Corporate Governance Committee follows the same process and uses the same criteria for evaluating candidates whether proposed by members of our Board of Directors, management, third-party search firms or stockholders.

Audit Committee

Our Audit Committee consists of Ms. Bezik (Chair), Dr. Catacosinos, Mr. Gaines and Mr. Mitchell, all of whom the Board of Directors has determined meet the relevant NYSE independence requirements. The Board of Directors has determined that Ms. Bezik and Mr. Mitchell are the Audit Committee financial experts based on their satisfaction of the NYSE and Securities and Exchange Commission (“SEC”) standards of possessing accounting or related financial management expertise. The Audit Committee oversees the engagement of independent registered public accounting firms, reviews our annual financial statements and the scope of annual audits and considers matters relating to accounting policies and internal controls.

The Audit Committee met 12 times during 2010 and held 11 executive sessions outside the presence of management. The Audit Committee’s purpose is to assist the Board of Directors in fulfilling its oversight responsibility with respect to:

•	the integrity of our financial statements;

•	our financial reporting process and our compliance with legal and regulatory requirements;

•	the independent registered public accounting firm’s qualifications and independence;

•	our systems of internal accounting and financial controls;

•	the performance of our independent auditors and our internal audit function; and

•	the effectiveness of our Ethics and Compliance program.

Some of the primary responsibilities of the Audit Committee include the following:

•	to appoint ICG’s independent registered public accounting firm, which reports directly to the Audit Committee;

•	to approve all audit engagement fees and terms and all permissible non-audit engagements with ICG’s independent registered public accounting firm;

•	to ensure that we maintain an internal audit function and review the appointment of the senior internal audit team and/or provider;

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to meet on a regular basis with our financial management, internal audit management and independent registered public accounting firm to review matters relating to our internal accounting controls, internal audit program, accounting practices and procedures, the scope and procedures of the outside audit, the independence of the independent registered public accounting firm and other matters relating to our financial condition;

•

to oversee our financial reporting process and to review in advance our Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, annual report to stockholders, proxy materials and earnings press releases;

•	to oversee our Ethics and Compliance program;

•	to review our guidelines and policies with respect to risk assessment and risk management, and to monitor our major financial risk exposures and steps management has taken to control such exposures;

•	to produce the Audit Committee’s report to be included in our annual proxy statement;

•	to review and approve related person transactions in accordance with our policies and procedures; and

•	to make regular reports to the Board of Directors regarding the activities and recommendations of the Audit Committee.

Leadership Structure

Mr. Ross is the Non-Executive Chairman of the Board of Directors and Mr. Hatfield is the President and Chief Executive Officer. The Board of Directors believes that separating these roles enables Mr. Hatfield to run the Company with minimum distraction while the chair leads the Board of Directors, recruits new members, advises the Chief Executive Officer and reviews succession issues.

Board of Directors Role in Risk Oversight

After careful consideration, the Board of Directors has determined that risk oversight is a function best served by the entire Board of Directors. Certain elements of risk oversight related to financial risks, including internal controls, usually are reviewed initially by the Audit Committee. Similarly, risks posed by our compensation practices are initially reviewed by the Compensation Committee and risks associated with the independence of the Board of Directors and potential conflicts of interest are initially reviewed by the Nominating and Corporate Governance Committee. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, to facilitate oversight of risk by the entire Board of Directors, each committee regularly reports about such risks to the entire Board of Directors. Senior management reports directly to the Board of Directors regarding risk management. The Board of Directors and senior management regularly engage in discussions regarding material risks facing the Company so that all members of the Board of Directors understand the risks associated with the business and the Company’s strategy and that the Board of Directors and management agree on the appropriate level of risk for the Company.

EXECUTIVE COMPENSATION COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes and analyzes our executive compensation program for our Chief Executive Officer, Chief Financial Officer and the three other executive officers named in our Summary Compensation Table. We refer to these five officers throughout the CD&A and the accompanying tables as our “named executive officers.”

Executive Summary

Our executive compensation program is designed to attract, retain and motivate highly qualified individuals with the skills and experience necessary to achieve our business goals and maximize stockholder value. The program seeks to align the compensation of our named executive officers with the attainment of these business goals and the maximization of stockholder value on both a short-term and long-term basis through a combination of base salary, annual performance-based cash bonuses and long-term equity incentive awards.

Achievement of 2010 Business Objectives

We achieved strong operating results for 2010, achieving earnings before interest, income, taxes, depreciation, depletion, amortization, loss on extinguishment of debt and noncontrolling interest (Adjusted EBITDA) of $201 million against budgeted plan of $151 million. Our 2010 safety performance non-fatal days lost accident rate was 2.10, slightly higher than the 1.99 benchmark of 80% of the national weighted rate. In addition, our 2010 violations-per-inspector-day rate for environmental performance was 0.010, which compared favorably to our 2009 rate of 0.011.

Key Executive Compensation Objectives

The key objective of our executive compensation program is to maximize stockholder value by providing compensation opportunities that:

•	are competitive within our peer group and therefore enable us to attract, retain and motivate highly-qualified individuals within a tight marketplace;

•	reinforce the importance of performance and accountability at both the individual and corporate levels; and

•	align the payment of compensation with the attainment of key financial, safety and environmental goals.

In order to achieve our objectives, we provide our named executive officers with a mix of fixed and, within an appropriate risk-taking parameter, at-risk compensation, with a substantial majority of potential annual compensation being at-risk. The amount of this at-risk compensation, which consists of annual performance-based cash bonuses and annual long-term equity incentive awards, is determined based on the achievement of the measures described below. The goal of the Compensation Committee is to set measures that are aggressive, but achievable, such that the executives believe the compensation is at-risk and will become payable only upon achieving performance that meets or exceeds our business objectives.

Key Compensation Decisions for 2010

Base Salaries. Base salaries for our named executive officers, other than Mr. Snavely, were not increased in 2010, as they were determined to be competitive at the time of the analysis. Mr. Snavely’s base salary was increased from $300,000 to $360,000 in connection with his promotion to Executive Vice President, Mining Operations.

Annual Performance-Based Cash Bonuses. As described below, combining our four measurement components — financial, safety, environmental and discretionary — yielded an annual bonus of 88.8% of the target bonus amount, which was the subject to further adjustment by the Compensation Committee and/or the Chief Executive Officer based on individual performance.

Annual Long-Term Equity Incentive Grants. As described below, we granted equity awards to each of the named executive officers in February 2011 based upon metrics similar to those used to determine the annual performance-based cash bonuses.

Overview of Our Compensation Program

Our compensation program is designed to maximize stockholder value by providing compensation opportunities that are competitive within our peer group, enabling us to attract, retain and motivate highly-qualified individuals within a very competitive marketplace, and to align the payment of compensation with the attainment of certain key financial, safety and environmental goals. We believe the achievement of these goals is a key driver to the success of our business within an appropriate risk-taking parameter.

To achieve these goals, we implement and maintain executive compensation programs that are intended to:

•	motivate our named executive officers by providing a substantial majority of their overall annual compensation through at-risk incentives tied to Company and individual performance;

•	balance short-term and long-term goals by providing a mix of annual and long-term incentives; and

•	align the interests of our named executive officers with those of our stockholders by providing long-term incentives in the form of stock options and restricted stock that vest over a period of time.

Elements of Compensation

Our executive compensation program currently consists of:

•	annual base salary;

•	annual performance-based cash bonuses;

•	long-term incentives consisting of annual grants of restricted shares and stock options; and

•	retirement and other benefits such as a Company vehicle and financial planning services.

Role of the Compensation Committee and Management in Determining Executive Compensation

The Compensation Committee is responsible for developing and maintaining appropriate compensation programs for our executive officers, including our named executive officers. In order to carry out these responsibilities effectively, the Compensation Committee:

•	reviews annual compensation and benefit values that are being offered to each executive;

•	analyzes publicly available annual compensation and benefit values that are being offered by peer companies in the coal industry;

•	reviews the performance of senior management, including the named executive officers, with our Chief Executive Officer;

•	determines annual base salaries and the financial and other targets applicable to annual and long-term incentive compensation; and

•	meets with our Chief Executive Officer and other members of senior management in connection with compensation matters and periodically meets in executive session without management.

The Chief Executive Officer, together with members of our Accounting and Legal Departments, works to design and develop compensation programs, to recommend changes to existing plans and programs applicable to named executive officers and other senior executives, to recommend the financial and other targets to be achieved under those programs, to prepare analyses of financial data, peer comparisons and other briefing materials to assist the Compensation Committee in making its decisions, and ultimately to implement the decisions of the Compensation Committee.

The Chief Executive Officer and other members of senior management selected a peer group consisting of Alliance Resource Partners LP, Alpha Natural Resources Inc., Arch Coal Inc., CONSOL Energy Inc., James River Coal Co., Massey Energy Co., and Patriot Coal Co. for use by the Compensation Committee in determining the comparability of the compensation of our named executive officers. Each of these companies is either a direct competitor in our geographic market or a coal producer of similar size to us. The use of compensation data relating to these peer companies helps the Compensation Committee to ensure that our executive compensation levels are competitive relative to the companies with which we compete for industry-specific talent in a tight marketplace. An element of compensation is generally determined to be competitive if it is within +/- 15% of the targeted competitive market rates. During its last review, the Compensation Committee reviewed each element and found our base salary levels to be competitive with the median of the proxy information; total cash and total direct compensation levels fell between the 25th and 50th percentiles of the published survey data and the proxy data; and our maximum annual incentive award opportunities were found to be generally in line with the maximum competitive awards for payout levels between 150% and 200% of targeted levels for superior performance.

The Chief Executive Officer is actively engaged in assisting the Compensation Committee in setting compensation for other executives through a variety of means, including recommending for Compensation Committee approval the financial performance, safety and environmental goals for the executive team. He works closely with other members of executive management in analyzing relevant market data to determine base salaries and annual target bonus opportunities for senior management and to develop targets for the short- and long-term incentive plans within the guidelines established by those plans. Targets are set to drive both annual performance and long-term value creation for stockholders.

The Chief Executive Officer also provides input into his own compensation as he participates in an annual self-assessment with the Compensation Committee. This self-assessment includes a review of his view of the accomplishment of his goals against actual performance. In February 2010, the Chief Executive Officer discussed actual targets and goals with the Compensation Committee for the 2010 fiscal year. Except as expressly provided in his employment agreement, the Chief Executive Officer is subject to the same financial performance, safety and environmental goals as the other named executive officers, all of which are approved by the Compensation Committee. However, the Chief Executive Officer voluntarily declined to have his annual bonus calculated in accordance with his employment agreement in both 2009 and 2010.

While the Compensation Committee takes into account the information and recommendations provided by the Chief Executive Officer and other members of management, the Committee ultimately relies on the experience and judgment of the Committee members in making final decisions with respect to compensation matters for the named executive officers.

Rationale for Compensation Decisions

A broad range of facts and circumstances is considered by the Compensation Committee in setting executive compensation. Among the factors considered for executives generally, and for the named executive officers in particular, are Company results, individual performance, experience and market competitiveness. In evaluating individual performance, the Compensation Committee considers each named executive officer’s performance with respect to: safety, commitment, quality of work, quantity of work, initiative, job knowledge, teamwork and communication. We do not assign a particular weight to any of these factors for individual performance, as the importance of each factor may differ from year to year, and may differ among individual named executive officers in any given year. For example, when we recruit externally, market competitiveness and experience, as well as the circumstances unique to a particular candidate, may weigh more heavily in the compensation analysis. In contrast, when determining year-over-year compensation amounts and targets for current named executive officers, business results and market competitiveness generally factor more heavily into the analysis.

Business results for the most recently completed fiscal year factor heavily in setting executive compensation. These results are reviewed, analyzed and discussed by the Compensation Committee. Payouts are most heavily weighted towards financial results of the most recently completed fiscal year as compared to targets approved by the Compensation Committee under our incentive compensation plans. In addition, these results typically form the basis for setting performance targets for the next fiscal year. To a lesser extent, the Compensation Committee considers the individual performance of our named executive officers. If and when individual performance is considered noteworthy by the Compensation Committee, or if the Compensation Committee determines that an adjustment in compensation is required due to an executive’s change in job duties or in order to maintain market competitiveness and retention value for that individual, then the Compensation Committee may, irrespective of overall Company performance, use its discretion in determining base salaries.

In evaluating the performance of the Chief Executive Officer and setting his compensation, the Compensation Committee takes into account corporate financial performance, as well as performance on a range of non-financial factors, including accomplishment of strategic goals, workforce development and succession planning, and the working relationship with the Board.

Elements of 2010 Executive Compensation

Base Salary

In determining base salaries, the Compensation Committee evaluates overall Company performance, individual contribution and performance, executive expertise and retention value, base salaries paid for comparable positions in our compensation peer group and total target compensation. Our Compensation Committee usually makes compensation decisions for the new fiscal year at its first meeting each year.

Base salaries were not adjusted for the named executive officers during 2010, except for Mr. Snavely in connection with his promotion to Executive Vice President, Mining Operations. Set forth below is the annualized base salary information for our named executive officers. See the “Summary Compensation Table” for more information.

Name	Salary as of 12/31/10
Bennett K. Hatfield	$575,000
Bradley W. Harris	$285,000
Charles G. Snavely	$360,000
Roger L. Nicholson	$300,000
William Scott Perkins	$300,000

The Compensation Committee met in early 2011 and determined to increase the base salary for each named executive officer. Effective February 27, 2011, the annualized base salaries for the named executive officers were as follows:

Name	Salary as of 2/27/11
Bennett K. Hatfield	$675,000
Bradley W. Harris	$320,000
Charles G. Snavely	$400,000
Roger L. Nicholson	$330,000
William Scott Perkins	$320,000

Annual Performance-Based Cash Bonus

Our annual performance-based cash bonuses are intended to link the compensation of our named executive officers directly to the accomplishment of specific business goals that we believe reflect value creation for the stockholders. Based on the amount of each named executive officer’s base salary, the Compensation Committee has set a target annual incentive compensation opportunity for each named executive officer (other than the Chief Executive Officer) at 100% of base salary. The target annual incentive compensation opportunity is designed to provide substantial incentive for individual and Company performance in the financial, safety and environmental aspects of the business, while offering incentive compensation that is competitive with the compensation peer group.

The Chief Executive Officer’s target annual incentive compensation is set at 200% of his base salary in accordance with his employment agreement. Our Chief Executive Officer voluntarily declined at his initiative, as he did in 2009, to have his annual bonus calculated in accordance with his employment contract for 2010, and instead elected to utilize the same performance-based methodology by which annual bonuses were calculated for the rest of the senior management team, representing a voluntary reduction in the amount of bonus paid.

Under our annual performance-based cash bonus program, no bonus is payable if performance falls below the threshold level (other than at the discretion of the Compensation Committee), and there is a potential maximum award of 110% of an executive’s target award based on the following:

Component	Component Weighting	Target	Maximum
Financial Performance	70%	100%	100%
Safety	10%	100%	150%
Environmental	10%	100%	150%
Discretionary	10%	100%	100%

The bonuses paid to the named executive officers under our bonus plan were determined by multiplying the incentive target (in dollars) by an award multiple. The award multiple is determined based on the results of three performance targets: Adjusted EBITDA representing 70% of the total award, and safety and environmental performance representing 10% each of the total award. A discretionary component to be determined by the Compensation Committee represents the final 10% of the total award.

•

Financial Performance: Our 2010 Adjusted EBITDA target for compensation purposes was set in December 2009 at $150.971 million. The amount was chosen because it was determined based on the 2010 business plan to be achievable, yet aggressive, and therefore, at-risk. Our 2010 actual Adjusted EBITDA was $201.075 million. Accordingly, the Compensation Committee awarded 100% of the 70% in respect of financial performance.

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Safety Performance: Our safety performance metric is the non-fatal days lost (NFDL) accident rate, which we believe is the most commonly used metric to measure safety in the coal industry, weighted for our actual production mix. NFDL is calculated as the number of employee work-related accidents times 200,000 hours, divided by the total employee hours worked. Our NFDL weighted average rate in fiscal 2010 was 2.10, which was slightly higher than 1.99, the target for achievement of 100% of the safety component, which is 80% of the national weighted NFDL average rate of 2.49. Based on this measure, the Compensation Committee awarded 78% of the 10% safety component.

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Environmental Performance: Our environmental performance is based on violations per inspector day, a commonly used metric within the coal industry. The violations-per-inspector-day rate (VPID) is calculated based on the total number of environmental notices of violation we received from federal and state mining inspectors per day that an inspector inspects our sites. Our violations per inspector day in 2010 was 0.010, which is slightly better than our 2009 rate of 0.011. Based on the slight decrease in the total number of violations, the Compensation Committee awarded 110% of the 10% environmental component.

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Discretionary: The Compensation Committee may grant a discretionary component in the calculation of annual bonuses to take into account specific notable achievements during a year that may not be covered in the financial performance, safety and environmental components. The Compensation Committee did not grant a discretionary component in determining 2010 annual bonuses.

Combining the four components in calculating the annual bonus: financial was 100% of 70%, or 70%; safety was 78% of 10%, or 7.8%; environmental was 110% of 10%, or 11%; and discretionary was 0% of 10%, or 0%, yielding an annual bonus of 88.8% of the target bonus amount. The Compensation Committee authorized the Chief Executive Officer to adjust the individual annual bonus awarded by up to 20% more than the calculated annual bonus amount, or down to zero, for each executive officer based on 2010 performance in their individual areas of responsibility. The calculated annual bonus award for each of the named executive officers resulted in the annual bonus as set forth in the table below. In addition, in recognition of the significant progress made by the Company in reaching internal goals, his continued development of the management team and the exceptional leadership of the Chief Executive Officer during a difficult financial period, the Compensation Committee awarded the Chief Executive Officer an additional discretionary bonus of 19%.

2010 Annual Cash Bonus

Name	Target Award as a % of Salary	Target Award	Actual Payout as a % of Target	Actual Payout ($)
Bennett K. Hatfield	200%	$1,194,231	105.5%	$1,260,477
Bradley W. Harris	100%	$295,962	91.8%	$271,693
Charles G. Snavely	100%	$331,154	103.8%	$343,738
Roger L. Nicholson	100%	$311,538	100.8%	$314,031
William Scott Perkins	100%	$311,538	78.0%	$243,050

See the “Summary Compensation Table” and “Grants of Plan-Based Awards” for more information.

The 2010 target bonus awards in the preceding table are based upon each named executive officer’s adjusted eligible W-2 earnings, which may vary from the named executive officer’s annualized base salary from year to year due to the number of payroll periods that fall within any given year. See the “Summary Compensation Table” and “Grants of Plan-Based Awards” for more information.

In November 2010, we set the financial performance target for our named executive officers’ 2011 cash incentive payment based on Adjusted EBITDA. This financial performance target reflects our expectations for coal industry conditions for 2011, and the need to set an achievable, yet aggressive, goal for incentive purposes, such that the executive believes that the payment is at-risk.

Although payments must be perceived to be at-risk to incentivize strong performance, we do not believe that our cash incentive compensation program promotes inappropriate risk-taking by our named executive officers. We believe that our selection of Adjusted EBITDA as the financial performance measure encourages management to take a balanced approach that focuses on corporate profitability and therefore serves to maximize stockholder value without encouraging excessive risk-taking by our named executive officers.

Stock-Based Compensation

We grant equity incentive awards in the form of stock options and restricted stock, each vesting over a specified period of time. We believe that stock options provide appropriate incentives to our named executive officers because they have intrinsic value only if our stock price increases after the grant date. We believe that restricted stock awards are appropriate because they encourage steady growth in the value of our stock and immediately align the interests of our named executive officers with those of our stockholders. By providing an appropriate mix of stock options and restricted stock to our named executive officers, we believe that we provide a well-balanced set of incentives that will create and maximize stockholder value without encouraging inappropriate risks.

Both stock options and restricted shares generally vest 25% per year over a period of four years, subject to the holder’s continued employment; however, all stock option and restricted stock grants will immediately vest upon a change of control and all restricted stock grants will also immediately vest upon the holder’s death or disability. Stock options expire ten years from the date of grant.

Initial equity awards for our Chief Executive Officer and those members of senior management who report directly to the Chief Executive Officer are authorized by the Compensation Committee. For new hires in management positions below those members of senior management, initial equity awards are authorized by the Chief Executive Officer, who has been granted the authority to make individual awards at levels pre-established by the Compensation Committee.

Under our protocol for determining annual equity awards, the Compensation Committee determines annual equity awards for our executives in or about February of each year. The protocol was designed to encourage the creation of long-term value for our stockholders and promote employee recruitment, retention and equity ownership. Equity awards are based on the same performance metrics used for the annual cash bonus, but with 70% attributable to financial performance, 20% to safety performance and 10% to environmental stewardship, with no general discretionary component. Each of the components has a target, threshold and maximum range as follows:

Component	Component Weighting	Threshold	Target	Maximum
Financial	70%	75%	100%	135%
Safety	20%	125%	100%	50%
Environmental	10%	150%	100%	50%

If performance falls below the threshold level, no award is granted, other than at the discretion of the Compensation Committee. If performance falls between threshold and target or between target and maximum, the award level earned is determined on a pro rata basis. If performance exceeds the maximum award level, the award is capped at the value attributable to the maximum award level. The total value of the equity awards is determined as a percentage of the average base salary for employees participating in that level. Our Chief Executive Officer is in a level by himself and the other named executive officers are in a level with other senior management. The threshold, target and maximum award percentage levels are as follows:

Target Award as a Percentage of Salary

Title	Threshold	Target	Maximum
Chief Executive Officer	50%	100%	200%
Other Named Executive Officers	25%	50%	100%

The percentages were determined so as to position the Company at or near the median of our peer group companies. The total value of the award is then allocated 40% to restricted stock and 60% to stock options. The value of the award allocated to restricted stock is divided by the per share closing stock price on the date the award is approved. The value of the award allocated to stock options is divided by the fair value of an individual stock option, as determined on the same day using the Black-Scholes option-pricing model.

Equity awards related to 2010 performance for executives, including our named executive officers, were based on the same financial performance target that the Compensation Committee set in December 2009 for annual cash bonus awards. Based on our executives’ actual performance with respect to these targets (and after weighting safety performance to reflect 20% of the calculation instead of the 10% for which it accounts in calculating annual cash bonuses), the equity awards granted in February 2011 (25% vesting on April 30 in each of 2012, 2013, 2014 and 2015) to each of our named executive officers were as follows:

Equity Awards Related to 2010 Performance

Name	Restricted Stock	Stock Options
Bennett K. Hatfield	44,195	118,156
Bradley W. Harris	11,068	29,590
Charles G. Snavely	11,068	29,590
Roger L. Nicholson	11,068	29,590
William Scott Perkins	11,068	29,590

We do not believe that the use of these performance targets in making equity incentive awards has encouraged or will encourage inappropriate risk-taking by our executives. As with our cash incentive awards, we believe that our selection of Adjusted EBITDA as a financial performance measure encourages management to take a balanced approach that focuses on corporate profitability and therefore serves to maximize stockholder value without encouraging excessive risk-taking by our named executive officers. Our 2011 Adjusted EBITDA target reflects our expectations for coal industry conditions for 2011, and the need to set an achievable, yet aggressive, goal for incentive purposes, such that the executive believes that the payment is at-risk.

Stock Ownership Guidelines

Both management and our Board of Directors believe that our executives should acquire and retain a significant amount of our stock in order to further align their interests with those of stockholders. Our Chief Executive Officer is encouraged to achieve stock ownership equal to five times his annual base salary through retention of initial and annual stock awards and restricted stock grants. Senior executives who report directly to the Chief Executive Officer, including the other named executive officers, are encouraged to achieve ownership equal to three times their annual base salary. All executives are encouraged to meet these ownership levels within five years after assuming their executive positions. In addition, the Board of Directors adopted ownership guidelines for non-employee directors commencing in 2011, establishing a goal that each non-employee director achieve stock ownership (including through ownership of restricted stock units) equal in value to three times the annual retainer within five years of becoming a director. Our executive officers and directors are either in compliance with this guideline or are expected to be in compliance by their five-year anniversary.

Retirement Benefits

We believe that retirement benefits provided to our senior management, including the named executive officers, are an important part of our total compensation program in order to be competitive with our peer group companies. Our retirement benefits are currently provided through our 401(k) plans, medical benefit plans and life insurance plans. Pursuant to our 401(k) plan, we provide specified matching contributions, within applicable limitations under the Internal Revenue Code, to all participants, including our named executive officers. See the “Summary Compensation Table” for information regarding matching contributions made to our 401(k) plan on behalf of our named executive officers.

Perquisites

We annually review any perquisites that our Chief Executive Officer and the other named executive officers may receive. In addition to the cash and equity compensation discussed above, we provide our named executive officers with the same benefit package available to all salaried employees. The package includes:

•	health and dental insurance;

•	Company-paid basic life insurance; and

•	Company-paid long-term disability insurance.

As described in the “Summary Compensation Table” below, we provide additional incentives and benefits in certain circumstances to some of our named executive officers. These perquisites consist of Company vehicles and Company-paid financial planning services. Additionally, in accordance with Mr. Hatfield’s employment agreement, we are paying premiums until March 2015 with respect to a $3.0 million life insurance policy owned by Mr. Hatfield’s spouse’s family trust. Our use of perquisites as an element of compensation is limited and is largely based on our belief that it is common among our peer group to provide them. We do not view perquisites as a significant element in our comprehensive compensation structure, but we do believe that perquisites can be used in conjunction with base salary and incentive compensation to attract, retain and motivate highly skilled individuals in a competitive environment.

Change in Control and Severance Benefits

Our senior executive officers, including our named executive officers, are eligible for benefits and payments upon certain terminations of their employment, as further described below under “Potential Payments upon Termination or Change in Control.” Mr. Hatfield’s benefits are provided pursuant to his employment agreement, and the benefits for other senior members of management, including the other named executive officers, are provided pursuant to our Executive Severance Plan. The Compensation Committee continues to evaluate from time to time the benefits and payments provided pursuant to the Executive Severance Plan.

The Compensation Committee believes that having these provisions helps to maintain the executive officers’ objectivity in decision-making and provides another vehicle to align the interests of our named executive officers with the interests of our stockholders. In addition, the Compensation Committee believes that change-in-control protections are necessary to retain certain members of management in the face of uncertainty surrounding a potential or actual change in control, allowing our senior management to focus on running our Company to maximize stockholder value and mitigate the diversion of management’s attention due to uncertainty with respect to their employment situation.

On May 9, 2011, the Compensation Committee adopted an Amended and Restated Executive Severance Plan (the “Severance Plan”). The Severance Plan provides for change in control severance payments and benefits on a “double-trigger” basis. Generally, this means that each of the Named Executive Officers other than Mr. Hatfield (the “Severance Participants”) would receive change in control severance payments and benefits only if the Company terminates their employment without “cause,” or if the Severance Participants terminate their employment with the Company for “good reason” (for example, as a result of material diminution in base compensation, duties or authority) (each, a “Qualifying Termination”) during a period beginning on the date of the “change in control” and ending two years following the “change in control” (such period of time, the “Protection Period”).

Tax Deductibility

We are mindful of the potential impact upon us of Section 162(m) of the Internal Revenue Code, which prohibits public companies from deducting certain executive remuneration in excess of $1.0 million per year. We intend to maximize the corporate tax deduction. However, while our incentive compensation programs are designed to facilitate compliance with Section 162(m), the Compensation Committee believes that we must attract and retain qualified executives and that, in some instances, the Compensation Committee may need the flexibility to offer compensation that exceeds the Section 162(m) threshold for deductibility. The Compensation Committee has approved the compensation of certain of our named executive officers, recognizing that a portion of that compensation may not ultimately be deductible under Section 162(m).

Compensation Policies and Practices as Related to Risk Management

All of our salaried employees are eligible to receive annual cash bonuses based on the same matrix of components as senior management: financial, safety and environmental performance, and a component determined by the Compensation Committee in its discretion. Management then proposes an adjustment to annual bonus targets, up or down, to reflect that year’s performance or contribution of each particular business unit. Members of senior management also conduct an assessment of employees in their respective areas to determine whether an individual adjustment is appropriate. Certain management employees also receive stock option grants and restricted stock grants based primarily on the same metrics. The equity awards are allocated 60% to stock options and 40% to restricted stock for executive officers and other more senior-level employees, and 40% to stock options and 60% to restricted stock for management participants who do not fall into the senior category. The balance of cash and equity incentives provides a balance between our near-term operational success and the long-term strategic growth of the Company.

The Compensation Committee reviews and approves the final compensation decisions and reports them to the full Board of Directors. The Compensation Committee and the Board of Directors believe that this methodology provides adequate incentives without encouraging undue risk-taking by our employees. The Board of Directors believes that this methodology also aligns the interests of our employees with those of senior management and our stockholders.

COMPENSATION COMMITTEE REPORT

Our Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement on Schedule 14A.(1)

THE COMPENSATION COMMITTEE
Cynthia B. Bezik
Maurice E. Carino, Jr.
Stanley N. Gaines (Chair)
Samuel A. Mitchell

(1)	This refers to the definitive proxy statement filed April 15, 2011.

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the compensation of our principal executive officer, our principal financial officer and our other three most highly compensated officers who were serving as executive officers at the end of 2010, 2009 and 2008.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Bennett K. Hatfield,	2010	597,115	—	217,501	435,927	1,260,477	(3)	—	320,562	(4)	2,831,582
President and Chief Executive Officer	2009	575,000	—	178,793	276,690	983,250		—	125,568	(5)	2,139,301
	2008	515,288	—	312,000	570,720	668,000		—	347,055	(6)	2,413,063

Bradley W. Harris,	2010	295,962	—	52,768	105,760	271,693	(3)	—	167,285	(7)	893,468
Senior Vice President, Chief Financial Officer and Treasurer	2009	285,000	—	45,234	70,003	229,425		—	99,336	(8)	728,998
	2008	269,077	—	72,000	137,760	177,020		—	300,735	(9)	956,592

Charles G. Snavely,	2010	331,154	—	52,768	105,760	343,738	(3)	—	104,169	(10)	937,589
Executive Vice President, Mining Operations	2009	300,000	—	45,234	70,003	286,500		—	54,277	(11)	756,014
	2008	260,192	—	72,000	137,760	192,050		—	103,738	(12)	765,740

Roger L. Nicholson,	2010	311,538	—	52,768	105,760	314,031	(3)	—	110,910	(10)	895,007
Senior Vice President, Secretary and General Counsel	2009	300,000	—	45,234	70,003	264,000		—	59,211	(11)	738,448
	2008	268,154	—	72,000	137,760	182,364		—	108,852	(12)	769,130

William Scott Perkins,	2010	311,538	—	52,768	105,760	243,050	(3)	—	102,399	(13)	815,515
Senior Vice President, Kentucky-Illinois Region	2009	300,000	—	45,234	70,003	241,500		—	52,204	(14)	708,941
	2008	280,096	—	72,000	137,760	183,700		—	104,468	(15)	778,024

(1)	This column reflects the aggregate grant date fair value of all restricted stock granted during the fiscal years ended December 31, 2010, 2009 and 2008, respectively, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 Compensation — Stock Compensation (“ASC 718”). However, as prescribed by SEC rules, these amounts exclude estimates of forfeitures related to service-based vesting conditions. Amounts shown do not include dividend, as none were paid during the fiscal years ended December 31, 2010, 2009 or 2008. For further details on the vesting provisions and other material terms of these awards, see “Outstanding Equity Awards at Fiscal Year-End.” For further details on the assumptions used in the valuation of the awarded restricted stock, see Note 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.
(2)	This column reflects the aggregate grant date fair value of all stock options granted during the fiscal years ended December 31, 2010, 2009 and 2008, respectively, in accordance with ASC 718. However, as prescribed by SEC rules, these amounts exclude estimates of forfeitures related to service-based vesting conditions. Amounts shown do not include dividend, as none were paid during the fiscal years ended December 31, 2010, 2009 or 2008. For further details on the vesting provisions and other material terms of these awards, see “Outstanding Equity Awards at Fiscal Year-End.” For further details on the assumptions used in the valuation of the awarded options, see Note 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.
(3)	Represents 91.8% of the target award for Mr. Harris, 103.8% for Mr. Snavely, 100.8% for Mr. Nicholson and 78.0% for Mr. Perkins. Mr. Hatfield voluntarily declined to have his bonus calculated in accordance with his employment contract and instead decided to have his bonus calculated in the same manner as the senior management team described in the “Compensation Discussion and Analysis — Annual Cash Bonus.” Mr. Hatfield’s bonus represents 105.5% of the target award calculated in this manner. See Footnote 1 to “Grants of Plan-Based Awards” table for additional information about the calculation of Mr. Hatfield’s bonus pursuant to his employment contract.
(4)

Includes a $99,940 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $14,700 in matching contributions to our 401(k) plan. Amount also includes premiums paid with respect to a $3.0 million life insurance policy owned by

Mr. Hatfield’s designee, the use of one Company vehicle and certain financial planning services. Beginning in 2010, Mr. Hatfield waived his right to be reimbursed for taxes incurred for the value of use of a Company vehicle and the Company does not reimburse executive officers for taxes incurred for the value of financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.

(5)	Includes a $33,556 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $14,700 in matching contributions to our 401(k) plan. Amount also includes premiums paid with respect to a $3.0 million life insurance policy owned by Mr. Hatfield’s designee, the use of one Company vehicle and certain financial planning services. Mr. Hatfield was also reimbursed $3,752 for the payment of taxes on income attributable to the value of his use of the Company vehicle and $7,833 for the payment of taxes on income attributable to the value of the financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(6)	Includes a $127,721 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $13,800 in matching contributions to our 401(k) plan. Amount also includes premiums paid with respect to a $3.0 million life insurance policy owned by Mr. Hatfield’s spouse’s family trust, the use of one Company vehicle and certain financial planning services. Mr. Hatfield was also reimbursed $4,926 for the payment of taxes on income attributable to the value of his use of the Company vehicle and $7,528 for the payment of taxes on income attributable to the value of the financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(7)	Includes a $48,835 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $14,700 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services and life insurance. Beginning in 2010, the Company does not reimburse executive officers for taxes incurred for the value of financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(8)	Includes a $26,045 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $14,700 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services, life insurance and $7,833 as reimbursement for the payment of taxes on income attributable to the value of the financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(9)	Includes a $112,984 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $13,800 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services, life insurance and $7,528 as reimbursement for the payment of taxes on income attributable to the value of the financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(10)	Includes a $24,199 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $14,700 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services and life insurance. Beginning in 2010, the Company does not reimburse executive officers for taxes incurred for the value of financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(11)	Includes a $7,744 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $14,700 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services, life insurance and $7,833 as reimbursement for the payment of taxes on income attributable to the value of the financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(12)	Includes a $29,474 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $13,800 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services, life insurance and $7,528 as reimbursement for the payment of taxes on income attributable to the value of the financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(13)	Includes a $23,592 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $14,700 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services and life insurance. Beginning in 2010, the Company does not reimburse executive officers for taxes incurred for the value of financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(14)	Includes a $7,549 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $14,700 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services, life insurance and $7,597 as reimbursement for the payment of taxes on income attributable to the value of the financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.
(15)	Includes a $28,584 cash payment to assist in paying taxes resulting from the vesting of restricted stock and $13,800 in matching contributions to our 401(k) plan. Amount also includes the use of one Company vehicle, certain financial planning services, life insurance and $7,301 as reimbursement for the payment of taxes on income attributable to the value of the financial planning services. For grants of restricted stock made in respect of 2008 and subsequent years, the Company does not assist in paying taxes on the vesting.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2010

The following table sets forth information regarding the grants of annual cash incentive compensation during 2010 to our executives named in the 2010 Summary Compensation Table.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards					Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(3)
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)		Threshold (#)	Target (#)	Maximum (#)
Bennett K. Hatfield	2/23/10	—	$1,194,231	(1)	$—	(1)	—	—	—	52,920	155,134	$4.11	$653,428

Bradley W. Harris	2/23/10	—	$295,962	(2)	$325,558	(2)	—	—	—	12,839	37,637	$4.11	$158,528

Charles G. Snavely	2/23/10	—	$331,154	(2)	$364,269	(2)	—	—	—	12,839	37,637	$4.11	$158,528

Roger L. Nicholson	2/23/10	—	$311,538	(2)	$342,692	(2)	—	—	—	12,839	37,637	$4.11	$158,528

William Scott Perkins	2/23/10	—	$311,538	(2)	$342,692	(2)	—	—	—	12,839	37,637	$4.11	$158,528

(1)	Pursuant to Mr. Hatfield’s employment agreement, he is eligible for a targeted annual bonus of 200% of his base salary if our EBITDA for the prior year is between 90% and 110% of forecasted EBITDA; provided, however, that the Annual Bonus awarded will increase by 2% of any variance above 110% or decrease by 2% of any variance below 90%. For 2010, Mr. Hatfield would have been entitled to a bonus of $1,894,368 representing a bonus of 159% of the target. At his initiative, Mr. Hatfield voluntarily declined to have his bonus calculated in accordance with his employment contract for 2010, and instead received the same percentage as the rest of the senior management team, prior to an additional discretionary bonus awarded by the Compensation Committee.
(2)	Pursuant to our annual non-equity incentive program, each named executive officer is eligible for a targeted annual bonus equal to 100% and a maximum annual bonus equal to 110% of the named executive’s salary if our prior year’s performance meets threshold levels in the areas of safety, environmental stewardship, profitability and discretionary performance assessments. As further described in the “Compensation Discussion and Analysis,” the calculated annual bonus award for each of the executive officers, prior to individual adjustment, was 88.8% of target.
(3)	This column reflects the aggregate grant date fair value of all restricted stock and stock options granted during the fiscal year ended December 31, 2010 in accordance with ASC 718. However, as prescribed by SEC rules, these amounts exclude estimates of forfeitures related to service-based vesting conditions. Amounts shown do not include dividends, as none were paid during the fiscal years ended December 31, 2010, 2009 or 2008. For further details on the assumptions used in the valuation of the awarded restricted stock and stock options, see Note 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

OUTSTANDING EQUITY AWARDS AT FISCAL 2010 YEAR-END

The following table sets forth information regarding the number of shares of unexercised stock options and the number of shares and value of unvested restricted stock outstanding on December 31, 2010 for our executive officers named in the 2010 Summary Compensation Table.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(A)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested ($)
Bennett K. Hatfield	319,052	—		—	10.97	03/22/15	—		—	—	—
	116,000	—		—	7.19	07/01/16	—		—	—	—
	87,000	29,000	(1)	—	6.00	03/26/18	6,500	(2)	50,310	—	—
	58,000	58,000	(3)	—	6.00	03/26/18	13,000	(4)	100,620	—	—
	100,250	300,750	(5)	—	1.52	03/03/19	88,220	(6)	682,825	—	—
	—	155,134	(7)	—	4.11	02/23/20	52,920	(8)	409,601	—	—

Bradley W. Harris	40,000	—		—	6.24	08/31/16	—		—	—	—
	21,000	7,000	(1)	—	6.00	03/26/18	1,500	(2)	11,610	—	—
	14,000	14,000	(3)	—	6.00	03/26/18	3,000	(4)	23,220	—	—
	25,363	76,090	(9)	—	1.52	03/03/19	22,319	(10)	172,749	—	—
	—	37,637	(11)	—	4.11	02/23/20	12,839	(12)	99,374	—	—

Charles G. Snavely	40,000	—		—	11.00	06/29/15	—		—	—	—
	28,000	—		—	7.19	07/01/16	—		—	—	—
	21,000	7,000	(1)	—	6.00	03/26/18	1,500	(2)	11,610	—	—
	14,000	14,000	(3)	—	6.00	03/26/18	3,000	(4)	23,220	—	—
	25,363	76,090	(9)	—	1.52	03/03/19	22,319	(10)	172,749	—	—
	—	37,637	(11)	—	4.11	02/23/20	12,839	(12)	99,374	—	—

Roger L. Nicholson	50,000	—		—	11.00	04/25/15	—		—	—	—
	28,000	—		—	7.19	07/01/16	—		—	—	—
	21,000	7,000	(1)	—	6.00	03/26/18	1,500	(2)	11,610	—	—
	14,000	14,000	(3)	—	6.00	03/26/18	3,000	(4)	23,220	—	—
	25,363	76,090	(9)	—	1.52	03/03/19	22,319	(10)	172,749	—	—
	—	37,637	(11)	—	4.11	02/23/20	12,839	(12)	99,374	—	—

William Scott Perkins	50,000	—		—	11.00	04/25/15	—		—	—	—
	28,000	—		—	7.19	07/01/16	—		—	—	—
	21,000	7,000	(1)	—	6.00	03/26/18	1,500	(2)	11,610	—	—
	14,000	14,000	(3)	—	6.00	03/26/18	3,000	(4)	23,220	—	—
	25,363	76,090	(9)	—	1.52	03/03/19	22,319	(10)	172,749	—	—
	—	37,637	(11)	—	4.11	02/23/20	12,839	(12)	99,374	—	—

(A)	Based on a closing market price of $7.74 per share on December 31, 2010.
(1)	These options will vest on June 30, 2011.
(2)	The restrictions on these shares will lapse on June 30, 2011.
(3)	These options will vest in two equal installments on March 25, 2011 and 2012.
(4)	The restrictions on these shares will lapse in two equal installments on March 25, 2011 and 2012.
(5)	These options will vest in three equal installments on April 30, 2011, 2012 and 2013.
(6)	The restrictions on these shares will lapse in equal installments of 29,407 shares on April 30, 2011 and 2012, and 29,406 shares on April 30, 2013.

(7)	These options will vest in equal installments of 38,784 shares on April 30, 2011 and 2012, and 38,783 shares on April 30, 2013 and 2014.
(8)	The restrictions on these shares will vest in four equal installments on April 30, 2011, 2012, 2013 and 2014.
(9)	These options will vest in equal installments of 25,363 shares on April 30, 2011 and 2012, and 25,364 shares on April 30, 2013.
(10)	The restrictions on these shares will lapse in equal installments of 7,440 shares on April 30, 2011 and 2012, and 7,439 shares on April 30, 2013.
(11)	These options will vest in equal installments of 9,409 shares on April 30, 2011, 2012 and 2013, and 9,410 shares on April 30, 2014.
(12)	The restrictions on these shares will vest in equal installments of 3,210 shares on April 30, 2011, 2012 and 2013, and 3,209 shares on April 30, 2014.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2010

The following table sets forth information regarding the number and value of stock options exercised and stock vested during 2010 for our executive officers named in the 2010 Summary Compensation Table.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Bennett K. Hatfield	—	—	48,907		$233,625
Bradley W. Harris	—	—	20,440		$90,084
Charles G. Snavely	—	—	11,940	(1)	$57,359
Roger L. Nicholson	—	—	11,940	(1)	$57,359
William Scott Perkins	—	—	11,940		$57,359

(1)	Includes a restricted stock grant of 29,759 shares. Restrictions on 7,440 shares lapsed during 2010, of which 2,452 shares have been withheld to satisfy tax withholdings.

Employment Contracts, Termination of Employment Arrangements and Change-in-Control Arrangements

As discussed more fully below, we have entered into an amended and restated employment agreement with Mr. Hatfield which provides benefits upon the termination of his employment under certain conditions, including in connection with a change-in-control, by us without cause and by the named executive officer with good reason. These provisions for Mr. Hatfield are set forth in his employment agreement. Importantly, these provisions limit our ability to downwardly adjust certain aspects of Mr. Hatfield’s compensation, including his base salary and target incentive compensation, without triggering Mr. Hatfield’s right to receive termination benefits.

In addition, the Compensation Committee approved and adopted an Executive Severance Plan in 2007 (as amended for some technical matters in December 2009, the “Executive Severance Plan”), which provides certain severance and other benefits to eligible employees (including our named executive officers other than Mr. Hatfield) whose employment is involuntarily terminated by us (other than for cause) or by the employee as a result of a reduction in 10% or more of the employee’s base salary. We determined that, in order to be competitive with our peer companies and to assist in executive retention, it was appropriate to adopt the Executive Severance Plan and to continue it at this time.

We view all of these severance protection benefits as an important component of the total compensation package for our named executive officers. In our view, having these provisions helps to maintain the named executive officers’ objectivity in decision-making and provides another vehicle to align the interests of our named executive officers with the interests of our stockholders.

Employment Agreement

Employment Agreement with Bennett K. Hatfield

On December 31, 2009, we entered into an Amended and Restated Employment Agreement with Mr. Hatfield to continue to serve as our President, Chief Executive Officer and as a member of our Board of Directors. The amended and restated agreement does not provide any additional benefits to Mr. Hatfield, as the amendments were technical changes to comply with Section 409A of the Internal Revenue Code, and removed certain historical compensation provisions. The term of Mr. Hatfield’s employment under the amended and restated agreement ends on March 31, 2012, and may be automatically extended for successive one-year terms. The amended and restated employment agreement provides for a base salary to Mr. Hatfield of $575,000 per year (which was increased to $675,000 per year, effective February 27, 2011), subject to annual review by the Board of Directors. In addition, Mr. Hatfield is entitled to receive an annual bonus based upon the achievement of certain financial results measured by the Company meeting certain EBITDA targets. Mr. Hatfield’s target annual bonus for each year of his employment term is 200% of his base salary. Under the terms of the amended and restated employment agreement, Mr. Hatfield receives term life insurance in the amount of $3.0 million for a period of 62 months from January 1, 2010 (which policy is owned by the Deborah L. Hatfield Article VIII Descendants Trust), and participates in employee benefit plans and programs that we have adopted for executive level employees.

Upon Mr. Hatfield’s termination of employment for any reason, he is entitled to earned but unpaid base salary, bonus, vacation and any other benefits provided under employee benefits plans in accordance with the terms of the applicable plans (such payments and benefits, “accrued payments and benefits”). In addition to the accrued payments and benefits, Mr. Hatfield is also entitled to (i) a pro rata bonus, based on ICG’s actual performance, upon any termination of employment (other than as a result of a termination by us for “cause,” as defined in the agreement), (ii) three times the sum of base pay and bonus (based on his prior year’s base pay and bonus) and company-paid COBRA premiums in respect of medical and dental coverage for a period not to exceed 24 months in the event Mr. Hatfield’s employment is terminated without cause or by him for “good reason,” as defined in the agreement (the “Severance Payment”), and (iii) the sum of his base salary and bonus (based on his prior three years’ average) in the event we do not renew the term of his employment contract. The accrued payments and benefits will be paid in a lump sum within 60 days from the date of termination and the pro rata bonus in respect of the year in which termination occurs will be paid no later than March 15th of the year following year in which the termination occurs. The Severance Payment will be paid quarterly over the two-year period following the date of Mr. Hatfield’s termination of employment. Mr. Hatfield is also entitled to an additional payment, if necessary, to offset the impact of any excise tax in respect of payments or benefits that are deemed to be “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code. In order to receive the Severance Payment under his employment agreement, Mr. Hatfield must execute a release of all claims against us.

For quantitative disclosure regarding estimated payments and other benefits that would have been received by Mr. Hatfield or his estate if his employment had terminated on December 31, 2010, under various circumstances, see “ — Potential Payments and Benefits Upon Termination of Employment.”

Under the terms of the employment agreement, Mr. Hatfield may not disclose any confidential information or data concerning us or our business during the term of Mr. Hatfield’s employment and thereafter. In addition, during Mr. Hatfield’s term of employment and for a period of two years following the date Mr. Hatfield ceases to be employed by us, Mr. Hatfield may neither solicit certain of our employees to leave our employment, nor solicit our customers or business associates to cease doing business with us. A material breach of these covenants terminates our obligation to make any remaining payments under the employment agreement.

Potential Payments and Benefits Upon Termination of Employment

The following table sets forth the amount of payments to our named executive officers pursuant to individual employment agreements or the Executive Severance Plan, as applicable, in the event of a termination of employment as a result of (i) voluntary termination (not for cause), (ii) termination for cause, (iii) involuntary termination, (iv) termination following a change in control, (v) retirement, (vi) disability and (vii) death. The payments made to Mr. Hatfield upon termination or a change in control are governed by his employment agreement. All other potential payments and benefits upon termination or a change of control for the other named executive officers are governed by the Executive Severance Plan. Potential payments relating to stock option and restricted stock awards are governed by individual restricted stock agreements and stock option agreements under the Amended and Restated 2005 Equity and Performance Incentive Plan.

Payment of benefits under either the Executive Severance Plan or under Mr. Hatfield’s employment agreement, as applicable, are conditioned upon execution of a general release of claims against us and compliance with confidentiality and non-solicitation covenants for a period of two years. Revocation of the general release or a material breach of the confidentiality and non-solicitation covenants terminates our obligations under the Executive Severance Plan and Mr. Hatfield’s employment agreement, as applicable.

The amounts shown in the table below assume that each named executive officer was terminated on December 31, 2010. Accordingly, the table reflects amounts earned as of December 31, 2010 and includes estimates of amounts to be paid to each named executive officer upon the occurrence of a termination or change in control. Actual amounts to be paid to a named officer can only be determined at the actual time of a termination or change in control.

Regardless of the manner in which a named executive officer’s employment terminates, he is entitled to receive amounts earned during his term of employment. These amounts include earned but unpaid salary, bonus, vacation and any other benefits provided under employee benefits plans in accordance with the terms of the applicable plans. In addition to the accrued payments and benefits, pursuant to his employment agreement, Mr. Hatfield is entitled to receive a pro rata bonus, based on our actual performance, upon termination (other than for cause).

The named executive officers are not entitled to receive any form of severance payments or other benefits upon a voluntary decision to terminate employment or upon termination for cause, other than accrued but unpaid salary, bonus and other benefits. In addition, Mr. Hatfield forfeits any cash bonus for the year of his termination in the event of a termination for cause.

POTENTIAL PAYMENTS AND BENEFITS UPON TERMINATION OF EMPLOYMENT(1)

Event	Bennett. K. Hatfield		Bradley. W. Harris		Charles. G. Snavely		Roger. L. Nicholson		William. S. Perkins
Voluntary Termination by Named Executive or Retirement(2)
Pro Rata Non-Equity Incentive(3)	$1,260,477		$—		$—		$—		$—

Total	$1,260,477		$—		$—		$—		$—

Termination for Cause by Us
N/A	$—		$—		$—		$—		$—

Total	$—		$—		$—		$—		$—

Termination by Us Without Cause or by Named Executive with Good Reason(4)
Pro Rata Non-Equity Incentive(3)	$1,260,477		$—		$—		$—		$—
Severance	4,674,750	(5)	285,000	(6)	360,000	(6)	300,000	(6)	300,000	(6)
Healthcare Benefits(7)	32,563		24,422		24,422		24,422		24,422
Life Insurance	10,331	(8)	1,950	(9)	1,950	(9)	1,950	(9)	1,950	(9)
Acceleration of Stock Awards	3,828,537	(10)	—		—		—		—

Total	$9,806,658		$311,372		$386,372		$326,372		$326,372

Termination by Us Without Cause or by Named Executive with Good Reason Following Change in Control
Pro Rata Non-Equity Incentive(3)	$1,260,477		$—		$—		$—		$—
Severance	4,674,750	(5)	285,000	(6)	360,000	(6)	300,000	(6)	300,000	(6)
Healthcare Benefits(7)	32,563		24,422		24,422		24,422		24,422
Life Insurance	10,331	(8)	1,950	(9)	1,950	(9)	1,950	(9)	1,950	(9)
Acceleration of Stock Awards(11)	3,828,537		953,395		953,395		953,395		953,395

Total	$9,806,658		$1,264,767		$1,339,767		$1,279,767		$1,279,767

Disability(12)
Pro Rata Non-Equity Incentive(3)	$1,260,477		$—		$—		$—		$—
Life Insurance(9)	—		1,950		1,950		1,950		1,950
Acceleration of Stock Awards(13)	1,243,356		306,953		306,953		306,953		306,953

Total	$2,503,833		$308,903		$308,903		$308,903		$308,903

Death
Pro Rata Non-Equity Incentive(3)	$1,260,477		$—		$—		$—		$—
Acceleration of Stock Awards(13)	1,243,356		306,953		306,953		306,953		306,953
Life Insurance Proceeds(14)	3,500,000		500,000		500,000		500,000		500,000

Total	$6,003,833		$806,953		$806,953		$806,953		$806,953

(1)	The amounts assume the date of termination and the date of change in control to be December 31, 2010, as applicable. Payment of accrued but unpaid salary and benefits are not included, as these benefits are generally available to all salaried employees in the event of termination of employment. Please see “Potential Payments Upon Termination in 2011” for amounts that may become payable if such termination of employment occurred on June 30, 2011.
(2)	Named executive officers are entitled to healthcare and life insurance benefits upon retirement upon the same terms as all salaried employees, subject to the terms of the Retiree Healthcare Benefits Plan, if they are employees with at least 10 years of continuous service, elect to retire from active employment with us at age 62 or older, and are participants in the International Coal Group, Inc. Healthcare Benefits Plan for active employees on the date of retirement. In addition, all outstanding vested stock options expire 90 calendar days after the date of retirement and all outstanding unvested restricted stock awards and unvested stock option awards immediately terminate upon retirement.

(3)	Represents pro rata bonus payable upon termination in a lump sum, based on the Company’s actual performance for the applicable performance period (pro rated to the date of termination).
(4)	Includes termination by Messrs. Harris, Snavely, Nicholson or Perkins as a result of a reduction in 10% or more of the employee’s base salary.
(5)	Represents three times the sum of base pay and bonus, based on prior year’s annualized base pay and bonus. These payments are made in a lump sum.
(6)	Represents annualized salary for 12 months following termination, payable bi-monthly in accordance with our normal payroll practices.
(7)	Represents estimated payments of COBRA premiums to be paid by us over a period of time not to exceed 18 months following termination for Messrs. Harris, Snavely, Nicholson and Perkins and 24 months for Mr. Hatfield.
(8)	Represents total estimated payments of life insurance premiums to be paid by us monthly until March 15, 2015.
(9)	Represents total estimated payments of life insurance premiums to be paid by us over a period of time not to exceed 12 months following termination.
(10)	In addition to any amounts that may be realized by Mr. Hatfield from any vested and unrestricted stock awards he may hold, Mr. Hatfield is entitled to acceleration of his unvested stock options and restricted stock awards in the event of his termination by us without cause or by Mr. Hatfield with good reason. The value of the accelerated restricted stock is the product of the total number of unvested or restricted shares of restricted stock multiplied by $7.74, the closing price of our common stock on December 31, 2010. The value of the accelerated stock options is based on the spread between the applicable stock option exercise price and $7.74, the closing price of our common stock on December 31, 2010. Only those unvested stock options that have an exercise price less than $7.74 have been included in the table for Acceleration of Stock Awards.
(11)	In addition to any amounts that may be realized by the named executives from any vested and unrestricted stock awards they may hold, upon a change in control, our stock option and restricted stock agreements provide for acceleration of unvested stock options and restricted stock awards. Unexercised stock options will then terminate unless otherwise provided in the change in control documentation. In lieu of acceleration, the Compensation Committee may provide for a cash payment or the issuance of new awards with substantially the same terms. The amounts shown assume acceleration of vesting. The value of the accelerated restricted stock is the product of the total number of unvested or restricted shares of restricted stock multiplied by $7.74, the closing price of our common stock on December 31, 2010. The value of the accelerated stock options is based on the spread between the applicable stock option exercise price and $7.74, the closing price of our common stock on December 31, 2010. Only those unvested stock options that have an exercise price less than $7.74 have been included in the table for Acceleration of Stock Awards.
(12)	Healthcare and disability benefits are not included, as these benefits are generally available to all salaried employees in the event of disability.
(13)	In addition to any amounts that may be realized by the named executives from any vested and unrestricted stock awards they may hold, in the event of a termination by death or disability, all shares of restricted stock will immediately vest and become unrestricted. Outstanding but unvested stock options are automatically forfeited and vested stock options will terminate automatically one year after death or disability. The amounts set forth in the table for Acceleration of Stock Awards include only accelerated restricted stock. The value of the accelerated restricted stock is the product of the total number of unvested or restricted shares of restricted stock multiplied by $7.74, the closing price of our common stock on December 31, 2010.
(14)	Includes proceeds of life insurance policies payable by third parties for which life insurance premiums are payable by us.

POTENTIAL PAYMENTS UPON TERMINATION IN 2011

The following table presents the estimated value of all amounts of compensation and benefits potentially payable to the Named Executive Officers that are based upon or otherwise relate to the Offer, based on the Offer Price of $14.60 and assuming the consummation of the Offer occurs immediately prior to (1) Qualifying Termination of the Severance Participants’ employment with the Company and (2) Mr. Hatfield’s resignation from employment with the Company, in each case as of June 30, 2011.

Name	Cash ($)(1)(2)	Equity ($)(3)	Pension/ NQDC ($)(4)	Perquisites/ Benefits ($)(5)(2)	Tax Reimburse- ment ($)(6)(2)	Other ($)(7)(2)	Total ($)(2)
Bennett K. Hatfield, President, Chief Executive Officer and Director	$6,481,431	$6,921,782	$0	$31,843	$3,840,092	$0	$17,275,148
Bradley W. Harris, Senior Vice President, Chief Financial Officer and Treasurer	$1,470,162	$1,724,172	$0	$35,000	$0	$0	$3,229,333
Charles G. Snavely, Executive Vice President, Mining Operations	$1,830,162	$1,724,172	$0	$35,000	$0	$0	$3,589,333
Roger L. Nicholson, Senior Vice President, Secretary and General Counsel	$1,515,162	$1,724,172	$0	$35,000	$0	$0	$3,274,333
William Scott Perkins, Senior Vice President, Kentucky-Illinois Region	$1,470,162	$1,724,172	$0	$35,000	$0	$0	$3,229,333

(1)	For Mr. Hatfield, this amount includes eight quarterly installment payments equal in the aggregate to three times Mr. Hatfield’s base salary ($2,025,000), plus eight quarterly installment payments equal in the aggregate to three times Mr. Hatfield’s 2010 annual bonus ($3,781,431), plus a lump sum payment equal to the pro rata portion of Mr. Hatfield’s 2011 annual bonus, assuming achievement of the target performance level ($675,000). For the Severance Participants, these amounts include a lump sum payment equal to two times their base salary (in the aggregate for Mr. Harris, $640,000; Mr. Snavely, $800,000; Mr. Nicholson, $660,000 and Mr. Perkins, $640,000), plus a lump sum payment equal to two times their target annual bonus (in the aggregate for Mr. Harris, $640,000; Mr. Snavely, $800,000; Mr. Nicholson, $660,000 and Mr. Perkins, $640,000), plus a lump sum payment equal to a pro rata portion of their 2011 annual bonus, assuming achievement of the target performance level (Mr. Harris, $160,000; Mr. Snavely, $200,000; Mr. Nicholson, $165,000 and Mr. Perkins, $160,000), plus a lump sum payment equal to 24 times the monthly cost of maintaining their health insurance benefits for purposes of COBRA and their life insurance benefits (in the aggregate for Mr. Harris, $30,162; Mr. Snavely, $30,162; Mr. Nicholson, $30,162 and Mr. Perkins, $30,162.
(2)	Except as otherwise provided for in the footnotes to this table, these amounts would be payable only if a “double-trigger” occurred, as described in the narrative accompanying this table.
(3)	All equity acceleration occurs on a “single-trigger” basis (without the necessity for any termination of employment) and will be settled in cash (as described further below). These amounts include the following values representing the accelerated vesting of the Named Executive Officers’ unvested restricted shares (all of which are time-vested): Mr. Hatfield, $2,178,291; Mr. Harris, $541,310; Mr. Snavely, $541,310; Mr. Nicholson, $541,310 and Mr. Perkins, $541,310. All of these restricted share acceleration amounts are based on a price per share of common stock of $14.60, which price is the per share purchase price under the Offer. These amounts also include the following values representing the accelerated vesting of the Named Executive Officers’ unvested stock options (all of which are time-vested): Mr. Hatfield, $4,743,491; Mr. Harris, $1,182,862; Mr. Snavely, $1,182,862; Mr. Nicholson, $1,182,862 and Mr. Perkins, $1,182,862. All of these stock option acceleration amounts are based on the difference between a price per share of common stock of $14.60, which price is the per share purchase price under the Offer, and the exercise price of the applicable stock option. None of these amounts take into account any present value adjustments.
(4)	The Named Executive Officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements.
(5)	For Mr. Hatfield, this amount includes life insurance premiums to be paid monthly by the Company until March 15, 2015 (in the aggregate $3,649) and the value of the employer portion of premiums in respect of medical and dental coverage under COBRA for a period of two years following the termination date (in the aggregate $28,194). For each of the Severance Participants, these amounts include the maximum financial consulting service reimbursement available under the Severance Plan ($25,000) and the maximum outplacement service reimbursement available under the Severance Plan ($10,000).
(6)	For Mr. Hatfield, this amount is the estimated value of the additional amount payable by the Company to offset the impact of the so-called “golden parachute” excise tax in respect of certain of Mr. Hatfield’s change in control payments and benefits. The calculation of this additional amount payable to Mr. Hatfield assumes a 45% effective income tax rate. The Severance Participants are not entitled to any tax reimbursement as a result of their Qualifying Termination during the Protection Period.
(7)	The Named Executive Officers are not entitled to any other payments or benefits.

Severance Plan

The Severance Plan is currently in effect and will continue in effect after the consummation of the Offer. The Severance Plan provides for “double-trigger” change in control severance payments and benefits for Severance Participant employment terminations without “cause” or for “good reason” within two years following a “change in control” of the Company. The consummation of the Offer would constitute a “change in control” under the Severance Plan.

Under the Severance Plan, “cause” generally means, for each Severance Participant, the occurrence of any of the following:

•	the commission by the Severance Participant of (1) a felony or (2) any serious crime involving fraud, dishonesty or breach of trust;

•

gross negligence or intentional misconduct by the Severance Participant with respect to the Company or any of its subsidiaries or affiliates or in the performance of his duties to the Company or any of its subsidiaries or affiliates;

•	failure to follow a reasonable, lawful and specific direction of the Company’s Board of Directors or the Severance Participant’s direct supervisor; or

•	failure by the Severance Participant to cooperate in any corporate investigation.

For purposes of this definition of “cause,” no act or failure to act by a Severance Participant shall be considered “intentional” unless done or omitted to be done by the Severance Participant in bad faith and without reasonable belief that the Severance Participant’s action or omission was in the best interests of the Company and its subsidiaries and affiliates.

Under the Severance Plan, “good reason” generally means, for each Severance Participant, the occurrence of any of the following events without the Severance Participant’s written consent:

•	material diminution in the Severance Participant’s base compensation;

•	material diminution in the Severance Participant’s authority or duties; or

•

relocation of the Severance Participant’s primary office to a location more than 50 miles from the Severance Participant’s primary office location on the date the Severance Participant commenced participation in the Severance Plan.

Notwithstanding the foregoing, any of the circumstances described above may not serve as the basis for “good reason” unless (1) the Severance Participant provides written notice to the Company within 90 days of the initial existence of the condition(s) constituting “good reason” and (2) the Company fails to cure such condition(s) within 30 days after receipt from the Severance Participant of such notice; provided that “good reason” will cease to exist with respect to a condition two years following the initial existence of such condition (but if the Severance Participant does not claim “good reason” as a result of a condition within such period, the Severance Participant will not be deemed to have waived the right to claim “good reason” upon the existence or occurrence of a subsequent (or similar) condition).

In the event that a Severance Participant’s employment is terminated by the Company without “cause” or by him for “good reason” during the Protection Period, then the Severance Plan provides that the Severance Participant is entitled to the following benefits:

•	a lump sum cash payment equal to two times his base salary;

•	a lump sum cash payment equal to two times his target annual bonus;

•

a lump sum cash payment equal to a pro rata portion of his cash bonus award(s) with respect to which the Qualifying Termination occurs during a performance period (based on the greater of target or actual Company performance);

•	a lump sum cash payment equal to 24 times the monthly cost of maintaining his health insurance benefits for purposes of COBRA and his life insurance benefits;

•	reimbursement for 24 months of financial consulting services (subject to a maximum reimbursement of $25,000); and

•	reimbursement for 24 months of outplacement services (subject to a maximum reimbursement of $10,000).

Base salary for purposes of the lump sum payment calculations described above would be based on the greater of the Severance Participant’s base salary on his severance date, as in effect immediately prior to the “change in control,” or as in effect immediately prior to the occurrence of an event constituting “good reason.” Target annual bonus for purposes of the lump sum payment calculations described above would be based on the greater of the Severance Participant’s target annual bonus on his severance date or for the most recently completed fiscal year. The pro rata portion of cash bonus awards for purposes of the lump sum payment calculations described above would be determined by the number of days that elapsed in the applicable performance period through the severance date divided by the number of days in the full applicable performance period.

In addition, in the event of a Qualifying Termination of a Severance Participant’s employment during the Protection Period, the Severance Plan also provides that, notwithstanding the terms of any equity agreement, all of the Severance Participant’s outstanding equity awards (including, without limitation, stock options, stock appreciation rights, restricted stock and restricted stock units) will fully vest and become non-forfeitable, with (1) any outstanding stock options and stock appreciation rights becoming fully exercisable (and with all stock options and stock appreciation rights remaining exercisable for at least 12 months following the severance date (but in no event later than the date of expiration of the original term of such award)); and (2) the restriction period on any restricted stock and restricted stock units held by the Severance Participant will lapse and any other requirements or conditions with respect to the foregoing or other equity-based awards held by the Severance Participant will lapse and be disregarded. All equity awards accelerated as described above will be settled in accordance with the terms of the applicable equity incentive plan and any applicable award agreement.

If any payment or benefit received or to be received by any Severance Participant would be subject to the so-called “golden parachute” excise tax imposed under Section 4999 of the Code, then the Severance Participant’s payments and benefits would be either delivered in full or delivered as to such lesser extent that would result in no portion of such benefits being subject to such excise taxes, whichever results in him receiving, on an after-tax basis, the greatest amount of benefits.

Prior to receiving the benefits described in the Severance Plan, the Severance Participant would be required to execute a general waiver and release of claims agreement. In addition, participation in the Severance Plan is conditioned upon the Severance Participant not soliciting employees or customers of the Company or its affiliates for two years following his severance date. As a condition to participation in the Severance Plan, the Severance Participant may not engage in certain “competitive activity” for a period of one year following his severance date. Each Severance Participant is also subject to an ongoing confidentiality obligation. In the event of a breach of any of the covenants described in this paragraph, the Company may pursue all available remedies.

DIRECTOR COMPENSATION IN FISCAL 2010

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)(9)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bennett K. Hatfield(1)	—		—	—	—	—	—	—
Wilbur L. Ross, Jr.	61,200	(2)	50,000	—	—	—	—	111,200
Cynthia B. Bezik	53,400	(3)	100,000	—	—	—	—	153,400
Maurice E. Carino, Jr.	75,600	(4)	50,000	—	—	—	—	125,600
William J. Catacosinos	91,800	(5)	50,000	—	—	—	—	141,800
Stanley N. Gaines	93,400	(6)	50,000	—	—	—	—	143,400
Samuel A. Mitchell	85,200	(7)	50,000	—	—	—	—	135,200
Wendy L. Teramoto	67,600	(8)	50,000	—	—	—	—	117,600

(1)	We do not pay director fees to members of our Board of Directors who are also employees.
(2)	Represents annual director fee of $50,000 and attendance fees of $11,200.
(3)	Ms. Bezik elected to receive her 2010 annual retainer in Company stock. The quarterly director fee of $12,500 was divided by the closing stock price on the last day of the quarter, or if such day was not a trading day, the next following trading day. The shares issued were: 2,735 shares on April 1, 2010, 3,247 shares on July 1, 2010, 2,350 shares on October 1, 2010 and 1,615 shares on January 3, 2011. She also received attendance fees of $38,400 and an annual committee chair retainer of $15,000.
(4)	Represents annual director fee of $50,000 and attendance fees of $25,600.
(5)	Represents annual director fee of $50,000, attendance fees of $36,800 and an annual committee chair retainer of $5,000.
(6)	Represents annual director fee of $50,000, attendance fees of $38,400, and an annual committee chair retainer of $5,000.
(7)	Represents annual director fee of $50,000 and attendance fees of $35,200.
(8)	Represents annual director fee of $50,000 and attendance fees of $17,600.
(9)	Each non-employee director was issued 12,165 restricted stock units on February 23, 2010. This amount reflects the grant date fair value of the restricted stock units which must be settled in shares of common stock. The dollar amount associated with all outstanding restricted share unit awards recognized for financial statement reporting purposes for the fiscal year ended December 31, 2010 in accordance with ASC 718 was $350,000. For further details on the assumptions used in the valuation of these awards, see Note 11 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2010.

Director Restricted Stock Unit Grants

In December 2008, the Board of Directors approved an annual restricted stock unit grant with a grant date value equal to $50,000 (the “Annual RSU Grant”) for each member of the Board of Directors, to be granted at the same time as the annual equity awards granted to our executive officers. Each restricted stock unit represents a contingent right to receive one share of our common stock upon the six-month anniversary of the date on which the director ceases to provide services, subject to the director’s compliance with certain confidentiality and non-disparagement provisions. The number of shares issuable is calculated by dividing $50,000 by the closing stock price of the Company’s common stock on the NYSE on the grant date.

Compensation Committee Interlocks and Insider Participation

Cynthia B. Bezik, Maurice E. Carino, Jr., Stanley N. Gaines and Samuel A. Mitchell served on the Compensation Committee during the 2010 fiscal year. None of these persons were officers or employees of the

Company during 2010, nor were any of them formerly officers of the Company. Additionally, none of the Compensation Committee members were related to any person who would require disclosure under Item 404 of Regulation S-K.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock by:

•	each person who is known by us to beneficially own 5% or more of common stock as of February 14, 2011;

•	each member of our Board of Directors and each of our named executive officers as of March 25, 2011; and

•	all members of our Board of Directors and our executive officers as a group as of March 25, 2011.

Name and address of beneficial owner(1)	Number of Shares Beneficially Owned(2)	Percentage
V. Prem Watsa (3)	22,577,788	11.1%
WL Ross Group, L.P.(4)	12,268,723	6.0%
Steelhead Partners, LLC(5)	11,825,000	5.8%
BlackRock, Inc.(6)	11,499,790	5.6%
Joseph R. Beckerle	59,317	*
Bennett K. Hatfield	1,533,936	*
Phillip Michael Hardesty	289,119	*
Bradley W. Harris	252,801	*
Oren Eugene Kitts	302,306	*
Samuel R. Kitts	304,306	*
Roger L. Nicholson	305,104	*
Gary A. Patterson	74,858	*
William Scott Perkins	286,801	*
Charles G. Snavely	282,849	*
Cynthia B. Bezik(7)	48,355	*
Maurice E. Carino, Jr. (7)	4,000	*
William J. Catacosinos(7)	—	*
Stanley N. Gaines(7)	20,000	*
Samuel A. Mitchell(7)	35,000	*
Wilbur L. Ross, Jr. (7)	12,268,823	6.0%
Wendy L. Teramoto(7)	—	*
All directors and executive officers as a group (17 persons)	16,067,575	7.9%

*	Less than 1%.
(1)	Unless otherwise noted, the address for this person is c/o International Coal Group, Inc., 300 Corporate Centre Drive, Scott Depot, WV 25560.
(2)

The shares of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days (including restricted shares and options to purchase shares of our common stock which are exercisable or will be exercisable within 60 days). Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(3)	Based on information contained in a report on Schedule 13D filed with the SEC on December 17, 2010. Mr. V. Prem Watsa, 1109519 Ontario Limited (“1109519”), The Sixty Two Investment Company Limited (“Sixty Two”), 810679 Ontario Limited (“810679”) and Fairfax Financial Holdings Limited (“Fairfax”) beneficially share voting and dispositive powers. Odyssey America Reinsurance Corporation (“Odyssey America”), Clearwater Insurance Company (“Clearwater”), TIG Insurance Company (“TIG”), Wentworth Insurance Company Ltd. (“Wentworth”) and nSpire Re Limited (“nSpire”) beneficially own 11,888,965, 1,405,125, 5,930,229, 1.185,600 and 3,572,994 shares, respectively, with shared voting and dispositive powers. V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, Odyssey America, Clearwater, TIG, Wentworth and nSpire disclaim beneficial ownership of the shares of common stock. The address for V. Prem Watsa, 1109519, 810679 and Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7; the address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3; the address of Odyssey America and Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902; the address of TIG is 250 Commercial Street, Suite 500, Manchester, NH 03101; the address of Wentworth is Building #2 — Suite 1A, Manor Lodge Complex, Lodge Hill, St. Michael, Barbados; the address of nSpire is First Floor, 25-28 Adelaide Road, Dublin 2, Republic of Ireland.
(4)	Based on information contained in a report on Schedule 13D filed with the SEC on December 17, 2010. Represents 2,859,927 shares held directly by WLR Recovery Fund L.P. (“Fund I”), 7,634,294 shares held directly by WLR Recovery Fund II, L.P. (“Fund II”), 1,774,502 shares held directly by WLR Recovery Fund III, L.P. (“Fund III”) and 100 shares held directly by Wilbur L. Ross, Jr. WLR Recovery Associates LLC is the general partner of Fund I. WLR Recovery Associates II LLC is the general partner of Fund II. WLR Recovery Associates III LLC is the general partner of Fund III. WL Ross Group, L.P. is the managing member of WLR Recovery Associates LLC, WLR Recovery Associates II LLC and WLR Recovery Associates II LLC. Wilbur L. Ross, Jr., one of our directors, is the managing member of El Vedado, LLC, which is the general partner of WL Ross Group, L.P. Accordingly, Mr. Ross, El Vedado, LLC, WL Ross Group, L.P., Fund I, Fund II, Fund III, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, and WLR Recovery Associates III LLC can be deemed to share voting and dispositive power over the shares held directly by Fund I, Fund II and Fund III. Mr. Ross disclaims beneficial ownership over these shares. The address for WL Ross Group, L.P. is 1166 Avenue of the Americas, New York, New York 10036, Attn: Wendy L. Teramoto and the address for Mr. Ross is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401.
(5)	Based on information contained in a report on Schedule 13G filed with the SEC on February 4, 2011. Steelhead Navigator Master, L.P. (“Steelhead Navigator”) beneficially owns and has voting and dispositive powers with respect to 11,640,000 shares of common stock. Steelhead Partners, LLC (“Steelhead”) holds Steelhead Navigator’s shares for its benefit. Steelhead, as Steelhead Navigator’s investment manager, and James Michael Johnston and Brian Katz Klein, as member-managers of Steelhead, disclaim beneficial ownership o f the shares held by Steelhead Navigator. The address for Steelhead Navigator is 333 108th Avenue NE, Suite 2010, Bellevue, Washington 98004.
(6)	Based on information contained in a report on Schedule 13G filed with the SEC on February 4, 2011. BlackRock, Inc. (“BlackRock”) beneficially owns and has voting and dispositive powers with respect to 11,499,790 shares of common stock. The address for BlackRock is 40 East 52nd Street, New York, New York 10022.
(7)	Does not include Restricted Stock Units issued to each non-employee director that do not vest until upon the six-month anniversary of the date on which the director ceases to provide services, subject to certain conditions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no Form 5’s were required for those persons, we believe that all reporting requirements under Section 16(a) for the fiscal year ended December 31, 2010 were met in a timely manner by our directors, executive officers, and greater than 10% beneficial owners.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We engage in transactions, arrangements and relationships with many other entities, including financial institutions and professional organizations, in the course of our ordinary business activities. Some of our directors, executive officers, greater than 5% stockholders and their immediate family members (each, a “Related Person”) may be directors, officers, partners, employees or stockholders of these entities. We carry out transactions with these firms on customary terms, and, in many instances, our directors and executive officers may not have knowledge of them.

In December 2006, the Board of Directors adopted a written Policy for Review of Transactions Between Us and Our Directors, Executive Officers and Other Related Persons (referred to as the “Policy”) governing transactions, arrangements and relationships involving more than $50,000 in which a Related Person has a direct or indirect material interest (“Related Person Transactions”). Pursuant to the Policy, Related Person Transactions must initially be reviewed by our General Counsel. Our General Counsel may take any of the following actions: allow the transaction if the amount involved is less than $120,000 and the terms are comparable to those that could be obtained in an arm’s length transaction with an unrelated party; allow the transaction if he determines it to be in our best interests; request that the Nominating and Corporate Governance Committee pre-approve the transaction; or allow the transaction subject to ratification by the Nominating and Corporate Governance Committee. Our General Counsel is required to report all transactions to the Nominating and Corporate Governance Committee at each of its regularly scheduled meetings.

Pursuant to the Policy, the Nominating and Corporate Governance Committee has pre-approved certain categories of transactions even though they may constitute Related Person Transactions. These categories are:

•	transactions available to all employees;

•	transactions involving less than $50,000 when aggregated with all similar transactions;

•	transactions involving compensation or indemnification of executive offers and directors duly authorized by the Board of Directors or appropriate Board of Directors committee;

•	transactions involving reimbursement for routine expenses in accordance with our policy; and

•	purchases of any products at retail on the same terms available to the public generally.

Under the Advisory Services Agreement, dated as of October 1, 2004, between WL Ross & Co. LLC (“WLR”) and us, WLR agreed to provide advisory services to us (consisting of consulting and advisory services in connection with strategic and financial planning, investment management and administration and other matters relating to our business and operation of a type customarily provided by sponsors of U.S. private equity firms to companies in which they have substantial investments, including any consulting or advisory services which the Board of Directors reasonably requests). WLR is paid a quarterly fee of $500,000 and reimbursed for any reasonable out-of-pocket expenses (including expenses of third-party advisors retained by WLR).

The Advisory Services Agreement is for a term until the earlier of (i) the entry of a final non-appealable judgment that WLR is in breach of its obligation under the agreement or in breach of its duty of loyalty to us as an equity holder; (ii) the seventh anniversary of the effective date of the agreement; or (iii) the 30th day after receipt by WLR of a termination payment (as defined in the agreement). We also have the right to terminate the agreement upon written notice to WLR following (a) the 90th day after which WLR and its affiliated entities cease to own at least 25% of our equity beneficially owned by them on October 1, 2005, or (b) the 30th day after which Wilbur L. Ross, Jr. is no longer affiliated with or involved in the business of WLR.

On December 22, 2009, the Company entered into a privately negotiated agreement with Fairfax Financial Holdings Limited, Odyssey America Reinsurance Corporation and TIG Insurance Company, all of which share voting and dispositive power with Mr. V. Prem Watsa with respect to 26% of our outstanding common stock. The agreement provided for the exchange of $30 million aggregate principal amount of our 9.00% Convertible Senior Notes due 2012 for approximately 8.6 million shares of our common stock. The transaction was approved by the Nominating and Corporate Governance Committee pursuant to the above-described Policy.

Pursuant to our Second Amended and Restated Certificate of Incorporation, Third Amended and Restated By-laws, indemnification agreements and certain contractual obligations, we are obligated to advance legal fees to our directors and officers under certain circumstances, subject to limitations of the Delaware General Corporation Law. The Company did not record any expense in 2010 relating to this obligation.

STOCKHOLDER NOMINATIONS

In accordance with our Third Amended and Restated By-laws, any stockholder entitled to vote for the election of directors at the Annual Meeting may nominate persons for election as directors only if our Secretary receives written notice of any such nominations no earlier than 90 days before the anniversary date of the preceding year’s annual meeting and no later than 60 days before the anniversary date of such meeting. Any stockholder notice of intention to nominate a director shall include:

as to the nominee:

•	the name, age, business and residential address, and principal occupation or employment of such person;

•

the class, series and number of our securities owned of record or beneficially by such person as of the date of the notice and the date or dates the securities were acquired and the investment intent of each acquisition;

•

any other information relating to such person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act (or any comparable successor rule or regulation under the Exchange Act);

•

any other information relating to such person that the Board of Directors or any nominating committee of the Board of Directors reviews in considering any person for nomination as a director, as will be provided by the Secretary of the Company upon request; and

as to the stockholder giving the notice and any stockholder associate:

•	the name and address of the stockholder, as they appear on our stock ledger, and, if different, the current name and address of the stockholder and any stockholder associate;

•

a representation that the stockholder or the stockholder associate is a holder of record or beneficially of our securities entitled to vote at the meeting and intends to remain so through the date of the meeting and to appear in person or by proxy at the meeting to nominate the person(s) specified in the notice;

•	the class, series and number of our securities that are owned of record or beneficially by each of these persons as of the date of the stockholder’s notice;

•	a description of any material relationships, including legal, financial and compensatory, among the stockholder giving the notice, any stockholder associate and the proposed nominee(s);

•	a description of any derivative positions related to any class or series of our securities owned of record or beneficially by the stockholder or any stockholder associate;

•

a description of whether and the extent to which any hedging, swap or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of securities) has been made, the effect or intent of which is to mitigate loss to, or manage risk of stock price changes for, or to increase the voting power of, the stockholder or any stockholder associate with respect to our securities; and

•

a representation that after the date of the notice and up to the date of the meeting each of these persons will provide written notice to our Secretary as soon as practicable following a change in the number of our securities held that equals 1% or more of the then-outstanding our shares and/or entry, termination, amendment or modification of the agreements, arrangements or understanding that results in a change that equals 1% or more of the then-outstanding our shares or in the economic interests underlying these agreements, arrangements or understanding;

•

a representation as to whether either such stockholder or beneficial owner giving notice and any stockholder associate intends, or intends to be part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our shares entitled to vote required to elect such nominee or nominees stockholders and/or otherwise to solicit proxies in support of the proposed nominee; and

•

a written consent of each proposed nominee to serve as a director, if elected, and a representation that the proposed nominee does not or will not have any undisclosed voting commitments or other arrangements with respect to his or her actions as a director and will comply with our By-laws and all of our applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

For purposes of the notice, a “stockholder associate” of any stockholder means (1) any person controlling, directly or indirectly, or acting in concert with, the stockholder; (2) any beneficial owner of our securities owned of record or beneficially by the stockholder; and (3) any person controlling, controlled by or under common control with the stockholder associate.

At the request of the Board, any person nominated by the Board of Directors for election as a director must furnish to the Secretary that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee or such other information as it may reasonably require to determine the eligibility of such nominee to serve as a director.

However, if the number of directors to be elected at the annual meeting is increased and we do not make a public announcement naming all of the nominees for director or specifying the size of the Board of Directors at least 100 days prior to December 31, 2011, then a stockholder’s notice will be considered timely with respect to nominees for the new positions created by the increase if it is received by our Secretary no later than the tenth calendar day after we make such public announcement.

ANNEX II

May 1, 2011

The Board of Directors

International Coal Group, Inc.

300 Corporate Centre Drive

Scott Depot, WV 25560

Dear Members of the Board of Directors:

We understand that International Coal Group, Inc., a Delaware corporation (“ICG”), is considering a transaction whereby Arch Coal, Inc., a Delaware corporation (“ACI”), will acquire ICG. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of May 1, 2011 (the “Agreement”), among ACI, Atlas Acquisition Corp., a Delaware corporation and wholly owned subsidiary of ACI (“Sub”), and ICG, (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of ICG (“ICG Common Stock”), at a purchase price of $14.60 per share in cash (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into ICG (such merger, together with the Tender Offer, the “Transaction”), and each outstanding share of ICG Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ICG Common Stock of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Board of Directors of ICG in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to ICG and ACI unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as (i) joint book-runner and joint dealer manager for various securities offerings of ICG and (ii) co-manager for a security offering of ACI. In addition, an affiliate of UBS is a participant in a credit facility of ACI for which such affiliate received and continues to receive fees and interest payments. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of ICG and ACI and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to ICG or ICG’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of ICG as to whether such stockholder should tender shares of ICG Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on ICG or the Transaction.

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In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to ICG; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of ICG that were not publicly available, including financial forecasts and estimates prepared by the management of ICG that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of ICG concerning the business and financial prospects of ICG; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of ICG Common Stock; (vii) reviewed the Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with ICG and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of ICG, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ICG as to the future financial performance of ICG. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of ICG Common Stock in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

UBS SECURITIES LLC

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ANNEX III

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

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or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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